Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

CPI CG INC., as Parent

APOLLO MERGER SUBSIDIARY, INC., as Merger Sub,

ARROWEYE SOLUTIONS, INC., as Company,

and

WT REPRESENTATIVE LLC, as Holder Representative

May 6, 2025

1

-i-

(continued)

-ii-

(continued)

-iii-

ANNEXES AND EXHIBITS

Page
Annex 1	Accounting Principles
Exhibit A	Form of Support Agreement
Exhibit B	Form of Escrow Agreement
Exhibit C	Funds Allocation
Exhibit D	Form of Certificate of Merger
Exhibit E	Form of FIRPTA Certificate
Exhibit F	Form of Letter of Transmittal
Exhibit G	R&W Policy

Schedule 1.1(a)	Company Knowledge Parties
Schedule 1.1(b)	Parent Knowledge Parties
Schedule 1.1(c)	Illustrative Calculation of Net Working Capital
Schedule 1.1(d)	Permitted Liens
Schedule 1.1(e)	Indebtedness
Schedule 2.7(a)(ix)	Third-Party Consents
Schedule 2.7(a)(x)	Terminated Contracts
Schedule 5.6(h)	Specified States
Schedule 5.12	Termination and Settlement of Affiliate Arrangements
Schedule 5.17	Closing Date Funded Indebtedness
Schedule 8.2(a)(vii)	Special Indemnity Matters

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of May 6, 2025 (this “Agreement”), is entered into by and among CPI CG Inc., a Delaware corporation (“Parent”), Apollo Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”), Arroweye Solutions, Inc., a Delaware corporation (the “Company”), and WT Representative LLC, a Delaware limited liability company, solely in its capacity as representative, agent and attorney-in-fact of the Stockholders (“Holder Representative”). Each of the foregoing herein referred to as a “Party,” and collectively, the “Parties”.

RECITALS

WHEREAS, the Parties intend that Merger Sub be merged with and into the Company, with the Company surviving that merger on the terms and subject to the conditions set forth herein (the “Merger”);

WHEREAS, the board of directors of the Company has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Company and its Stockholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (c) resolved to recommend adoption of this Agreement by the Stockholders in accordance with the Delaware General Corporation Law (the “DGCL”);

WHEREAS, following the execution of this Agreement, the Company shall seek to obtain, in accordance with Section 228 of the DGCL, a written consent of its Stockholders approving this Agreement, the Merger and the transactions contemplated hereby in accordance with Section 251 of the DGCL and the Company’s Amended and Restated Certificate of Incorporation (“Restated Charter”);

WHEREAS, pursuant to the Stockholders Agreement, each Stockholder has waived his, her or its appraisal rights under Section 262 of the DGCL in connection with the Merger;

WHEREAS, pursuant to the Restated Charter, the Merger will constitute a Deemed Liquidation Event (as such term is defined in the Restated Charter) and the merger consideration will be paid according to the provisions of the Restated Charter;

WHEREAS, as a condition to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain of the Stockholders are with Parent entering into a Support Agreement in the form attached hereto as Exhibit A (the “Support Agreement”);

WHEREAS, certain of the Company’s Stockholders have entered into a restrictive covenant agreement with Parent (the “Restrictive Covenant Agreements”), which shall be effective upon the Closing; and

WHEREAS, the respective boards of directors of Parent and Merger Sub have unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Parent, Merger Sub and their respective stockholders, and (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements and covenants set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

Article I.

CERTAIN DEFINITIONS; CONSTRUCTION

1.1Certain Definitions.  In addition to the other terms defined throughout this Agreement, the following terms shall have the following meanings when used in this Agreement:

“Accounting Principles” means the accounting methods, principles, policies, practices, and procedures set forth on Annex 1.

“Accrued Income Taxes” means any accrued but unpaid income Taxes of the Company and its Subsidiaries for Pre-Closing Tax Periods ending on or after January 1, 2024 for which an originally filed income Tax Return has not become due (after giving effect to any applicable extensions of time for filing) and has not yet been filed as of the Closing Date, determined (i) in accordance with the Company and its Subsidiaries’ past practices, including by only taking into account income Taxes in jurisdictions where the Company or its Subsidiary (as applicable) has previously filed income Tax Returns, (ii) with respect to any Straddle Period, in accordance with Section 5.6(f), (iii) by taking into account (as reductions to such income Taxes) any and all estimated or prepaid Taxes and Transaction Tax Deductions available to reduce such income Taxes (or income that would otherwise be taken into account in the calculation thereof), (iv) without regard to any contingent or deferred Taxes, and (v) without regard to any Taxes related to any breach by Parent or any of its Affiliates of any of the covenants contained in this Agreement.

“Action” means any suit, litigation, audit, action, arbitration, claim, cross-claim, counterclaim, complaint, charge, demand, mediation, investigation, administrative hearing or other proceeding before any Governmental Authority or arbitrator.

“Additional Merger Consideration” means a non-transferable contingent right to the cash amounts, if any, payable to the Stockholders pursuant to and in accordance with Section 2.6(e), Section 8.6, or Section 9.13(g)

“Adjustment Escrow Amount” means $1,500,000.

“Adjustment Escrow Funds” means the Adjustment Escrow Amount, as reduced from time to time through distributions and increased from time to time by earnings, in each case in accordance with the Escrow Agreement.

“Affiliate” means, as to any specified Person, each other Person directly or indirectly controlling or controlled by or under common control with the specified Person. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, partnership or other ownership interests, by Contract or otherwise.

“Business” means any business in which the Company is currently engaged, including relating to unique card production, personalization and fulfillment with on-demand digital ‘short run’ and ‘large order’ printing.

“Business Day” means any day, except any Saturday, Sunday or any other day on which banking institutions in New York, New York are authorized or required to close by applicable Laws.

“Closing Cash Purchase Price” means the Estimated Purchase Price, minus the amount of the Escrow Amount, minus the Holder Representative Funds.

“Closing Date Cash and Cash Equivalents” means the sum of all cash and cash equivalents of the Company and its Subsidiaries as of the Purchase Price Measurement Time, determined on a consolidated basis in accordance with the Accounting Principles; provided, that “Closing Date Cash and Cash Equivalents” shall (a) include any uncashed and uncleared checks, and any deposits, wire transfers and electronic bank transfers initiated by the Company or its Subsidiaries which are in transit as of the Purchase Price Measurement Time and which actually clear thereafter (but only to the extent that such amounts are not included in Closing Net Working Capital), (b) be calculated net of issued and outstanding checks, (c) not include the amount of any cash and cash equivalents that are held as deposits or are subject to limitation on use by reason of Contract, applicable Law or otherwise, (d) be reduced by the amount of any Closing Date Cash and Cash Equivalents applied to reduce the amount of Seller Transaction Expenses or pay Closing Date Funded Indebtedness between the Purchase Price Measurement Time and Closing.

“Closing Date Funded Indebtedness” means the Funded Indebtedness as of immediately prior to the Closing; provided that Closing Date Funded Indebtedness shall not include in duplication any item included in the actual calculation of Closing Net Working Capital or Seller Transaction Expenses.

“Closing Net Working Capital” means Net Working Capital, determined as of the Purchase Price Measurement Time.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Capital Stock” means collectively the shares of Company Common Stock and, on an as-converted to Company Common Stock basis, the shares of Company Preferred Stock, in each case issued and outstanding immediately prior to the Effective Time.

“Company Common Stock” means the common stock, $0.001 par value per share, of the Company.

“Company Data” means all data or content used or held for use by the Business, whether provided by the Company or any other Person.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 3.1 (Organization and Power), 3.2 (Validity of Agreement; Business Activities), 3.3 (Capitalization), 3.4 (Subsidiaries), 3.6(b) (No Conflict; Required Filings and Consents) and 3.28 (Brokers).

“Company IT Systems” means all information technology, computer systems and infrastructure, and facilities, including data centers and similar facilities, hardware, middleware, servers, workstations, routers (excluding Computer Software) operated by or on behalf of the Company in the conduct the Business as currently conducted.  For the avoidance of doubt, “Company IT Systems” includes all facilities and systems used by or on behalf of the Company in connection with the production and provision of payment cards.

“Company Preferred Stock” means, collectively, the 2010 Series A Convertible Preferred Stock, the 2012 Series B Convertible Preferred Stock and the 2017 Series C Convertible Preferred Stock of the Company.

“Computer Software” means all material software, systems, databases and computer programs, including any and all versions of software implementations of algorithms, models and methodologies, databases and compilations, whether in source code or object code, design documents, website code and specifications, flow-charts, including user manuals and training materials, related to any of the foregoing.

“Contract” means any legally binding agreement, contract, subcontract, settlement agreement, lease, license, sublicense, instrument, indenture, note, bond, option, warranty, sales order, purchase order, insurance policy, mortgage or other legally binding commitment, guaranty, arrangement, obligation or undertaking of any nature, including any amendments or modifications thereto.

“Copyrights” means all original works of authorship in a tangible medium of expression (whether or not registered) and registrations and applications for registration thereof, together with all renewals, extensions, translations, adaptations, derivations and combinations therefor, publications, documentation and database rights, and all rights therein provided by international treaties or conventions, including mask works.

“Employee Plan” means any material “employee benefit plan” within the meaning of Section 3(3) of ERISA or any foreign equivalent applicable Law and any material employment, severance pay, salary continuation, retention, change in control, bonus, incentive, stock or unit option, stock or unit appreciation, right, profits interest (as defined in Revenue Procedure 93-27), restricted stock or other equity-based compensation arrangement, retirement, pension, profit sharing, deferred compensation, fringe benefit, vacation, paid-time off, medical, dental, life insurance or other material employee benefit or compensatory program, agreement, policy or arrangement, whether or not reduced to writing.

“Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), groundwater, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

“Environmental Claim” means any Action, Governmental Order, Lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging Liability of whatever kind or nature (including Liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence of, Release of, or exposure to, any Hazardous Substances; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Laws” means all applicable Laws or Governmental Orders concerning human health and safety as they pertain to exposure to Hazardous Substances, and the pollution, protection or cleanup of the Environment, including those relating to the treatment, storage, handling, transportation, Release or threat of Release of, or exposure to, Hazardous Substances in effect as of the Closing Date.

“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permit” means any Permit, clearance, consent, waiver, or exemption required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“Equity Securities” means (a) in the case of a corporation, its shares of capital stock and any other equity securities of such corporation, (b) in the case of a partnership or limited liability company, its partnership or membership interests (whether general or limited, preferred, profit interest or common), (c) any other interest in any entity that confers on a Person the right to vote for the governing body of such entity, or to receive a share of the profits and losses, distribution of assets or appreciation in value of such entity, and (d) options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other Contracts for the issuance or sale of any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as the same may be amended from time to time, and the regulations promulgated thereunder.

“ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) that, together with the Company, is or was treated as a single employer under Section 4001(b)(1) of ERISA or Section 414 of the Code.

“Escrow Agreement” means the Escrow Agreement to be entered into on the Closing Date by and among Parent, the Holder Representative, and the escrow agent identified therein (the “Escrow Agent”), substantially in the form attached hereto as Exhibit B.

“Escrow Amount” means an amount equal to the Adjustment Escrow Amount, plus the Indemnity Escrow Amount, plus the State Sales Tax Escrow Amount.

“Fraud” means intentional common law fraud as defined under the Laws of the State of Delaware in the making of a representation or warranty contained in Article III or Article IV (each as qualified by the Schedules).

“Funded Indebtedness” means, as of any time of determination, without duplication, the outstanding principal amount of, accrued and unpaid interest on and other payment obligations (including any prepayment premiums or penalties, make-whole payments, or other fees, costs and expenses payable as a result of the consummation of transactions contemplated by this Agreement, including the Merger, including the payment of such Liabilities or release of Liens in connection therewith) arising under any obligations of the Company or any of its Subsidiaries for, or any other Liabilities of the Company or any of its Subsidiaries arising under, for, or in respect of (a) indebtedness for borrowed money, including lines of credit and indebtedness issued in substitution or exchange for borrowed money (b) indebtedness evidenced by any mortgage, note, bond, debenture or other debt security, (c) letters of credit, only to the extent drawn and unreimbursed or cash collateralized, and bankers’ acceptances, performance bonds, fidelity, surety bonds, appeal bonds, custom bonds and similar instruments issued for the account of the Company or any of its Subsidiaries, (d) obligations under leases required to be recorded as capital or financing leases in accordance with GAAP (excluding leases that would have been treated as operating leases prior to the adoption of ASC 842), (e) the deferred purchase price of assets, property or services, contingent or otherwise, including “earn-outs” and “seller notes” (in each case, calculated according to the maximum potential amount of such obligation), conditional sale obligations or title retention agreements, whether or not matured (but excluding any trade payables arising in the ordinary course of business to the extent included in the determination of Closing Net Working Capital), (f) any interest rate, currency, commodity or other swap, options, forward Contracts, caps, or other hedging agreement or under any other financial derivative instrument, (g) any indebtedness secured by a Lien on an asset of the Company or any of its Subsidiaries, (h) any distributions, dividends, loans, advances, or other amounts payable to any related parties or partners (including any Stockholder and their Affiliates), (i) any Accrued Income Taxes; (j) any deferred revenue; (k) any unearned revenue or customer deposits payable, other than any unearned revenue related to missed minimums that has an equally offsetting accounts receivables balance; (l) any settlement reserves, (m) any employee bonus obligations relating to any bonus performance period commencing on or prior to the Closing Date, whether accrued for or not, (n) any severance payments or benefits relating to a termination of employment by the Company occurring prior to the Closing Date, (o) deferred compensation plans, agreements, arrangements, or Contracts (including all unpaid 401(k) plan accruals but excluding any funds held in a 401(k) forfeiture account), (p) payroll, social security, unemployment and similar Taxes payable in respect of any payments or benefits described in clauses (m) through (o) (calculated as if paid on the Closing Date), (q) all obligations of the type set forth in clauses (a) through (p) of this definition for which the Company is responsible, liable or obligated, directly or indirectly, pursuant to a guaranty or as obligor or surety and (r) without duplication, the items listed as included in the definition of Funded Indebtedness on Schedule 1.1(e). Notwithstanding the foregoing, all of the following shall be excluded from “Funded Indebtedness”: (1) any operating leases; (2) any letters of credit to the extent not drawn or to the extent drawn and reimbursed (except as set forth above); (3) any obligations in respect of any financing procured by Parent in connection with the transactions contemplated hereby; (4) any intercompany obligations between or among the Company and any of its Subsidiaries; (5) any and all Pre-Closing State and Local Sales Taxes; and (6) without duplication, any items listed as excluded from Funded Indebtedness on Schedule 1.1(e).

“Funds Allocation” means the spreadsheet attached hereto as Exhibit C (as updated pursuant to Section 2.11) setting forth the following information: (a) the names of all of the Stockholders and their respective mailing addresses of record (if known) and email addresses; (b) with respect to each Stockholder, the number of shares of Company Capital Stock held by such Stockholder; (c) the following amounts calculated in accordance with the Restated Charter: (i) the portion of the Closing Cash Purchase Price payable to each Stockholder (before any applicable Tax withholding), (ii) the amount allocable to each Stockholder with respect to the Holder Representative Funds, (iii) the amount allocable to each Stockholder with respect to the Adjustment Escrow Funds, Indemnity Escrow Funds, and the State Sales Tax Escrow Funds, (iv) the amount allocable to each Stockholder with respect to any payment of Additional Merger Consideration and (v) the amount allocable to each Stockholder with respect to any indemnification claim due to or from such Stockholder pursuant to Article VIII; (e) whether such Stockholder is a current or former employee of the Company; and (f) whether payments are payable by the Paying Agent or by the Surviving Corporation.

“GAAP” means generally accepted accounting principles in the United States as in effect on the date of this Agreement.

“Government Official” means any Person employed by or that is an agent of any Governmental Authority (or Person with authority to contractually bind a Governmental Authority) or any political party or that is a candidate for Governmental Authority office.

“Governmental Authority” means any domestic, foreign or transnational federal, state, provincial, local or municipal government or any subdivision, agency, commission or authority thereof, or any regulatory or administrative agency thereof, or any supranational organization (e.g., European Union), or any authority, agency, commission entitled to exercise any administrative, executive, judicial, legislative, policy, regulatory or Taxing power, or any court or tribunal (or any bureau, department or division thereof), or any other self-regulatory or quasi-governmental authority of any nature.

“Governmental Order” means any award, injunction, judgment, order, consent order, writ, stipulation, decision, ruling, subpoena, consent decree, verdict or decree issued or made by or entered into with any Governmental Authority (including Presidential Memoranda and Executive Orders).

“Hazardous Substance(s)” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, friable asbestos, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls and per- and poly fluoroalkyl substances (PFAS) and any other material or substance regulated, limited or banned from use under Environmental Laws.

“Holder Representative Funds” means $275,000, to be held and/or used by the Holder Representative on behalf of Stockholders in accordance with Section 9.13(g).

“Indemnity Escrow Amount” means $113,875.

“Indemnity Escrow Funds” means the Indemnity Escrow Amount, as reduced from time to time through distributions and increased from time to time by earnings, in each case in accordance with the Escrow Agreement.

“Intellectual Property” means any: (i) patent, patent applications, continuations, continuations-in-part, divisions, reissues, design rights and industrial designs, inventions, invention disclosures, rights in research and development, know-how, discoveries, and improvements (whether or not patentable); (ii) Trademarks; (iii) Copyrights; (iv) Trade Secrets; (v) Internet domain names and uniform resource locators, in each case, as applicable, including any registrations of, applications to register, and renewals, modifications, and extensions of, any of the foregoing with or by any Governmental Authority, or other applicable registrar, in any jurisdiction; and (vi) Computer Software.

“IRS” means the Internal Revenue Service.

“Knowledge” means (i) with respect to the Company, the actual knowledge, after due inquiry of the relevant matter, of any individual listed on Schedule 1.1(a) and (ii) with respect to Parent, the actual knowledge, after due inquiry of the relevant matter, of any individual listed on Schedule 1.1(b).

“Law” means any domestic, foreign or transnational federal, state, provincial, local or municipal law, ordinance, code, rule, regulation, requirement, decree, statute, common law, constitution or treaty enacted, adopted, enforced, imposed by or promulgated by any applicable Governmental Authority, including any Governmental Order.

“Liabilities” means any Loss, commitment, or obligation of any nature, whether pecuniary or not, asserted or unasserted, accrued or unaccrued, absolute or contingent, matured or unmatured, liquidated or unliquidated, determined or determinable, incurred or consequential, known or unknown, and whether due or to become due, including those arising under any Contract, Law or Governmental Order.

“Licensed Intellectual Property” means all Intellectual Property that any Person other than the Company owns and that the Company licenses for use in the operation of the Business or otherwise has acquired rights of use that have been granted by such Person, other than commercially available off-the-shelf software products.

“Lien” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), encumbrance, option, put, call, assessment, license, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction on the right to sell, transfer or dispose (and in the case of securities, vote).

“Material Adverse Effect” means any circumstance, event, occurrence, development, state of facts, condition or change that has had, or would reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the assets, liabilities, business, condition (financial or otherwise), operations or results of operations of the Company, taken as a whole; provided, however, no circumstance, event, occurrence, development, state of facts, condition or change attributable to any of the following shall be taken into account in the determination of whether a Material Adverse Effect has occurred: (i) changes in Laws or interpretations thereof by any Governmental Authority occurring after the date hereof, (ii) changes in GAAP or any interpretations thereof occurring after the date hereof, (iii) actions or omissions taken or not taken by or on behalf of the Company with the prior written consent of Parent (but excluding any such consent pursuant to Section 5.2), (iv) changes, effects or circumstances arising from actions of Parent or its Affiliates, excluding any actions of Parent or its Affiliates taken in order to comply with this Agreement, (v) changes in general economic conditions, except to the extent such changes have a disproportionate adverse effect on the Company compared to other participants in the industry in which the Company operates, (vi) changes, conditions or effects in the United States or international securities, banking, currency or financial markets in general, except to the extent such changes have a disproportionate adverse effect on the Company compared to other participants in the industry in which the Company operates, (vii) events or conditions generally affecting the industry or markets in which the Company operates, except to the extent such changes have a disproportionate adverse effect on the Company compared to other participants in the industry in which the Company operates, (viii) national or international political, trade or social conditions, including terrorism or the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military, cyber or terrorist attack upon the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (ix) acts of God, fires, earthquakes, hurricanes, tornados and other natural disasters, epidemics and pandemics, (x) any failure by the Company to meet internal or published projections, budgets, estimates or forecasts of revenues, EBITDA, earnings or other measures of financial or operating performance for any period (it being understood that the facts and circumstances giving rise or contributing to such failure may be taken into account in determining whether there has been a Material Adverse Effect), (xi) the announcement or pendency of the transactions contemplated by this Agreement or the identity of the Parties, including any action or inaction, or threatened action or inaction, in response to such announcement or pendency by the customers, vendors, landlords, employees, consultants or competitors of the Company, and (xii) any adverse change in or effect on the Business that is cured prior to the Closing.

“MIP” means the management incentive plan adopted by the Board of Directors of the Company.

“Net Working Capital” means, as of any time of determination, the aggregate amount of current assets of the Company and its Subsidiaries that are included in the line item categories of current assets specifically identified on Schedule 1.1(c), less the aggregate amount of current liabilities of the Company and its Subsidiaries that are included in the line item categories of current liabilities specifically identified on Schedule 1.1(c), in each case, as determined in accordance with the Accounting Principles; provided that Net Working Capital shall not include income Tax assets or income Tax liabilities, Pre-Closing State and Local Taxes, deferred Tax liabilities or deferred Tax assets, Closing Date Cash and Cash Equivalents, Seller Transaction Expenses or Funded Indebtedness or any fees and expenses relating to Parent’s or its Affiliates’ financing for the transactions contemplated hereby. The Parties agree that Net Working Capital shall be formatted consistent with the illustrative calculation of Net Working Capital set forth in Schedule 1.1(c).

“Net Working Capital Adjustment” means the amount (which may be negative, positive or zero) equal to (a) Closing Net Working Capital minus (b) the Reference Amount.

“Open Source License” means license terms that: (i) license software or other material as “free software” or “open source software,” or (ii) are, or are substantially similar to, a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU GPL, the GNU LGPL, the GNU Affero GPL, the MIT License, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License, the Academic Free License, the BSD License and the Apache License.

“Organizational Documents” means, with respect to any Person (other than an individual), (i) the certificate or articles of incorporation or organization and any limited liability company, entity, stockholders, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person, and (ii) all by-laws and similar documents relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Section 4.1 (Organization), 4.2 (Authority; No Conflict; Required Filings and Consents); and 4.6 (Brokers).

“Paying Agent” means Wilmington Trust, National Association.

“Permits” means all permits, licenses, registrations, certificates, orders, approvals, franchises, variances and similar rights issued by or obtained from any Governmental Authority.

“Permitted Liens” means: (i) any statutory, carriers’, warehousemen’s, workers’, repairers’, materialmen’s, mechanics’ and other similar Liens incurred in the ordinary course of business or which are not yet due and payable or which are being contested in good faith, and, in each case, for which appropriate reserves have been established in accordance with GAAP; (ii) Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, in each case, for which appropriate reserves have been established in accordance with GAAP; (iii) any Liens arising under conditional sales Contracts and equipment leases entered into in the ordinary course of business; (iv) Liens to secure, and rights of, landlords, lessors or renters under leases or rental agreements; (v) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, pension programs mandated under applicable Law or social security regulations; (vi) restrictions on transfer of securities imposed by applicable state, federal and foreign securities Laws; (vii) Liens set forth on Schedule 1.1(d); and (viii) Liens in respect of Funded Indebtedness that will be released on or prior to the Closing pursuant to a Pay-off Letter.

“Person” means any individual, partnership, corporation, limited liability company, association, trust, joint venture, unincorporated organization or other legal entity or any Governmental Authority.

“Personal Information” means any data that relates to an identified or identifiable individual or household, including all “Personal Data” or “Personal Information” as defined in the Privacy Laws, and any cardholder data.

“Pre-Closing State and Local Sales Taxes” means any and all state and local sales and use Taxes required to be paid by the Company and its Subsidiaries for any taxable period ending on or prior to December 31, 2024 in the Specified States.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to a Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

“Privacy and Security Policies” means written policies and procedures relating to the security and processing of Personal Information or access to and use of Company IT Systems, including without limitation all website and mobile application privacy policies and internal information security policies and procedures.

“Privacy Laws” means the Payment Card Industry Card Production and Provisioning Security Requirements (version 3.0) (“PCI Card Standards”), as well as all applicable federal, state, local, or foreign statutes and Laws concerning the Processing, encryption, access to, privacy and/or security of Personal Information or other protected data, and all regulations promulgated thereunder, including all applicable Laws and contractual and fiduciary obligations related to data privacy, data protection, data security, data transfer, marketing by email or other channel, electronic communication, telephone and text message communications, website and mobile application privacy policies and practices, or call or electronic monitoring or recording, as applicable from time to time.

“Processing” means collecting, using, modifying, retrieving, disclosing, transferring, storing, deleting, managing, maintenance, transmission, and/or otherwise processing, and “Processed” has the corollary meaning in the past tense.

“Purchase Price Measurement Time” means 11:59 p.m. Eastern Time on the day immediately prior to the Closing Date.

“Recent Balance Sheet” means the unaudited balance sheet of the Company as of the Balance Sheet Date delivered as part of the Financial Information.

“Reference Amount” means an amount equal to the average month-end Net Working Capital for the six-month period ending April 30, 2025.

“Related Party” means any Stockholder, or any Affiliate of any Stockholder, or any present officer, director, manager, equityholder, member or management-level employee of the Company, any Stockholder or any Affiliate of any Stockholder.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing, or allowing to escape or migrate into or through the Environment (including, without limitation, ambient or indoor air, surface water, groundwater, land surface, or subsurface strata or within any building, structure, facility, or fixture).

“Schedules” means all Schedules to this Agreement.

“Seller Transaction Expenses” means, without duplication, all fees, costs and expenses payable by the Company or any of its Subsidiaries, whether or not accrued, that are incurred by or on behalf of the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, to the extent that such items remain unpaid as of immediately prior to the Closing, including (a) any investment banking, accounting, attorney or other professional fees incurred by or on behalf of the Company or any of its Subsidiaries in connection with the preparation, negotiation, execution or performance of this Agreement and the transactions contemplated by this Agreement and payable by the Company or any of its Subsidiaries, plus (b) any management or transaction fees incurred by or on behalf of the Company or any of its Subsidiaries in connection with any of the transactions contemplated by this Agreement and payable by the Company or any of its Subsidiaries, plus (c) all sale, transaction, MIP, severance  or change of control bonuses or payments due to any current or former director, officer, employee, consultant (who is a natural person) or other service provider (who is a natural person) of the Company or any of its Subsidiaries, in each case, that are payable by the Company or any of its Subsidiaries upon, and solely by reason of, the execution of this Agreement or the consummation of the transactions contemplated hereby and that become actual (and not contingent) liabilities of the Company at or before the Closing (but excluding, for the avoidance of doubt, the Support Agreements, Restrictive Covenant Agreements, any employment agreement entered into at the behest of Parent, and any payments that are due or may become due thereunder), including the employer portion of any payroll, social security, unemployment or similar Taxes associated with such the items, plus (d) one-half of any fees, costs or expenses of the Escrow Agent or the Paying Agent, plus (e) any fees, costs or expenses incurred in placing the D&O Tail Policy, plus (f) one-half of the sum of (A) the R&W Policy premium for coverage of up to $5,000,000, (B) the non-refundable underwriting fee and (C) other fees, Taxes and expenses payable in connection with the R&W Policy (but excluding any additional due diligence costs associated with obtaining the R&W Policy). Notwithstanding anything to the contrary herein, “Seller Transaction Expenses” shall not include any amounts incurred by Parent or its Affiliates or that are otherwise included in the calculation of Closing Net Working Capital or Closing Date Funded Indebtedness.

“Specified States” means those states identified on Schedule 5.6(h).

“State Sales Tax Escrow Amount” means $1,250,000.

“State Sales Tax Escrow Funds” means the State Sales Tax Escrow Amount, as reduced from time to time through distributions and increased from time to time by earnings, in each case in accordance with the Escrow Agreement.

“Stockholders” means collectively, the holders of shares of Company Common Stock or Company Preferred Stock as of immediately prior to the Effective Time.

“Stockholders Agreement” means the Amended and Restated Stockholders’ Agreement, dated as of May 11, 2017, among the Company and the Stockholders.

“Straddle Period” means a taxable period that includes but does not end on the Closing Date.

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation, partnership, limited liability company or other entity in which such Person, directly or indirectly, owns or controls fifty percent (50%) or more of the equity interests of which are (i) generally entitled to vote for the election of the board of directors or other governing body of such legal entity, or (ii) generally entitled to share in the profits or capital of such legal entity.

“Tax” means any domestic or foreign federal, state or local income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property, value added, excise, severance, stamp, occupation, windfall profits, personal property, capital stock, social security (or similar), unemployment, disability, payroll, license, employee or other withholding or other tax, duty, fee, assessment or other charge in the nature of a tax imposed by any Taxing Authority, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, whether disputed or not, and including any interest or penalties related thereto.

“Tax Return” means any return or report (including information returns), document, declaration, claim for refund or other information or filing required to be supplied to any Taxing Authority in connection with any Tax (including any amendment thereof).

“Taxing Authority” means any Governmental Authority responsible for the administration or imposition of any Tax.

“Trade Secrets” means information, including but not limited to a formula, pattern, compilation, program, device, method, technique, product, system, process, design, prototype, procedure, or code, that (i) derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by the public or any other person, and (ii) is the subject of efforts that are reasonable under the circumstance to maintain its secrecy.

“Trademark(s)” mean(s) any trademark, trade dress, service mark, trade name, logo, slogan, business symbol, rights in designs, corporate names, brands, geographic indications and other designations of source, origin, sponsorship, affiliation, endorsement or certification, whether or not registered, all registrations and applications therefor, all rights therein provided by international treaties or conventions, all extensions and renewals of any of the foregoing, and all goodwill associated therewith and symbolized thereby.

“Transaction Documents” means, collectively, this Agreement, the Support Agreement, the Escrow Agreement, the Paying Agent Agreement, the Restrictive Covenant Agreements and all other agreements related to the transactions contemplated by this Agreement.

“Transaction Tax Deductions” means, without duplication, any and all amounts that are deductible or creditable for Tax purposes at a more-likely-than-not (or higher) comfort level that result from or are attributable to (a) the stay bonuses, sales bonuses, change of control obligations, severance payments, retention payments or similar payments made by the Company on or before the Closing Date or owing in connection with the transactions contemplated by this Agreement, (b) the fees and expenses (including any breakage fees or accelerated deferred financing fees) incurred by the Company with respect to the payment of Funded Indebtedness in connection with the transactions contemplated by this Agreement, (c) the Seller Transaction Expenses, (d) the Funded Indebtedness, (e) the amount of any other fees, costs, expenses and other amounts incurred by the Company with respect to the transactions contemplated by this Agreement, and (f) the amount of any employment or similar Taxes with respect to the amounts set forth in clause (a), (c) or (e) of this definition paid by the Company on or before the Closing Date or in connection with the transactions contemplated by this Agreement; provided that seventy percent (70%) of any of the foregoing that constitutes a success based fee within the scope of Internal Revenue Service Procedure 2011-29 shall be considered to be a Transaction Tax Deduction.

“VDA” means, with respect to any Specified State, any Action between the Company and such Specified State or the applicable Taxing Authority in such Specified State to remediate any obligation regarding Pre-Closing State and Local Sales Taxes, including, without limitation, via the submission of voluntary disclosure agreements or similar agreements, the filing of original or amended Tax Returns, registration with Specified State or the applicable Taxing Authority in such Specified State, remittance to the appropriate Specified State or the applicable Taxing Authority in such Specified State, or otherwise.

1.2Additional Terms.  Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Firm	Section 2.6(d)(ii)
Acquisition Transaction	Section 5.11(a)
Agreement	Preamble
Agreement Claims	Section 5.5(a)
Balance Sheet Date	Section 3.7(a)
Buyer Party(ies)	Article IV
Buyer’s Plans	Section 5.8(b)
Certificate of Merger	Section 2.1(b)
Claim	Section 8.4(a)
Claim Notice	Section 8.4(a)

Term	Section
Closing	Section 2.2
Closing Date	Section 2.2
Closing Date Payments	Section 2.6(c)
Company	Recitals
Company Contracts	Section 3.15(a)
Company Disclosure Schedules	Article III
Company Plan	Section 3.21(a)
Confidentiality Agreement	Section 5.1(c)
Current Representation	Section 9.14
Data Related Vendors	Section 3.14(f)
D&O Indemnification Rights	Section 5.5(a)
D&O Tail Policy	Section 5.5(b)
Deductible Amount	Section 8.3(a)
DGCL	Recitals
Disputed Purchase Price Items	Section 2.6(d)(ii)
Effective Time	Section 2.1(b)
Employment Arrangement	Recital
Enforceability Exceptions	Section 3.2
Escrow Agent	Section 1.1
Estimated Closing Statement	Section 2.6(b)
Estimated Purchase Price	Section 2.6(b)
Estimated Seller Transaction Expenses	Section 2.6(b)
FDBR	Section 9.14
Final Purchase Price	Section 2.6(d)(iv)
Financial Information	Section 3.7(a)
FIRPTA Certificate	Section 2.7(a)(v)
Holder Representative	Preamble
Holder Representative Tax Return	Section 5.6(a)(i)
Indemnified Party	Section 8.3(a)
Indemnifying Party	Section 8.3(b)
Interim Financial Information	Section 3.7(a)
Leases	Section 3.11(b)
Losses	Section 8.2(a)
Malicious Code	Section 3.14(a)
Material Customers	Section 3.23(a)
Material Suppliers	Section 3.23(a)
Merger	Recitals
Merger Sub	Preamble
Monthly Financial Information	Section 3.7(a)
Other Information	Section 3.30
Outside Date	Section 7.1(e)
Parent	Preamble

Term	Section
Parent Indemnified Parties	Section 8.2(a)
Parent Material Adverse Effect	Section 4.1
Parent Tax Returns	Section 5.6(a)
Party(ies)	Preamble
Policies	Section 3.24
Post-Closing Representation	Section 9.14
Privacy Laws	Section 1.1
Proposed Final Purchase Price	Section 2.6(d)(i)
Proposed Final Purchase Price Statement	Section 2.6(d)(i)
Purchase Price	Section 2.6(a)
Purchase Price Dispute Notice	Section 2.6(d)(ii)
Real Property	Section 3.11(b)
Records	Section 5.1(a)
Registered Intellectual Property	Section 3.13(a)
Release Date	Section 8.6(b)
Released Parties	Section 5.7
Releasing Parties	Section 5.7
Representative Losses	Section 9.13(d)
Required Stockholder Approval	Section 3.2
Restated Charter	Recitals
Restrictive Covenant Agreement	Recitals
R&W Policy	Section 4.8
Sanctions Laws	Section 3.26
Security Breach	Section 3.14(b)
Seller Group	Section 9.14
Surviving Corporation	Section 2.1(a)
Surviving Corporation Charter	Section 2.3
Solvent	Section 4.3(b)
SOL Representations	Section 8.1
State Sales Tax Escrow Release Date	Section 8.6(d)
Stockholder Indemnified Parties	Section 8.2(b)
Surviving Corporation	Section 2.1(a)
Tail Policy	Section 5.5(b)
Tax Contest	Section 5.6(d)
Tax Refund	Section 5.6(g)
Third Party	Section 8.4(b)(i)
Third Party Claim	Section 8.4(b)(i)
Third Party Notice	Section 8.4(b)(i)
Union	Section 3.20(a)
Unresolved Purchase Price Items	Section 2.6(d)(ii)
WARN Act	Section 5.13
Waiving Parties	Section 9.14

Term	Section
Written Consent	Section 5.15

1.3Certain Matters of Construction.

(a)The Parties have participated jointly in the negotiation and drafting of this Agreement and were advised by experienced counsel and other advisors in connection with the transactions contemplated hereby. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

(b)Section and subsection headings are not to be considered part of this Agreement, are included solely for convenience, are not intended to be full or accurate descriptions of the content thereof and shall not affect the construction hereof.

(c)The words “hereof,” “herein,” “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular Section or subsection of this Agreement, and reference to a particular Section of this Agreement shall include all subsections thereof. References to an “Article,” “Section,” “Exhibit” or “Schedule” refer to an Article or Section of, or an Exhibit or Schedule to, this Agreement.

(d)References to the “date of this Agreement” or “the date hereof” mean the date set forth in the initial caption of this Agreement.

(e)The phrase “made available to,” “delivered,” “provided” and phrases of similar import means with respect to any information, document or other material, that such information, document or material was made available for review in the electronic “data room” created for purposes of the sale of the Company or was otherwise actually delivered (whether by physical or electronic delivery, including email) to Parent or Stockholders or such Party’s representatives (including legal counsel), as applicable, at least two (2) Business Days prior to the date of this Agreement.

(f)Definitions shall be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender shall include each other gender.

(g)The word “including” means “including without limitation” and “including but not limited to,” and the words “either” and “or” are not exclusive.

(h)Any reference to “$” or “dollars” means United States dollars.

(i)References to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case as amended or otherwise modified from time to time.

(j)Dollar amount thresholds in this Agreement shall not be deemed to be evidence of materiality or a Material Adverse Effect.

(k)Time is of the essence for each and every provision of this Agreement.

(l)Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever the last day for the exercise of any privilege or the discharge or any duty hereunder shall fall upon a day that is not a Business Day, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day.

(m)All accounting terms used and not expressly defined herein have the respective meanings given to them under GAAP, as modified by the Accounting Principles.

(n)The words “ordinary course of business” shall mean the ordinary course of business consistent with past practice, whether or not such term is in fact followed by those words or words of like import.

(o)References in Article III to “the Company” shall be deemed to include “any former Subsidiaries of the Company” when referring to any time period, or any fact, action or inaction that could have occurred during any time period, prior to the date hereof.

Article II.

THE MERGER

2.1The Merger.

(a)On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, (i) Merger Sub will merge with and into the Company, and (ii) the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under the DGCL as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”).

(b)At the Closing, the Company and Merger Sub shall cause a certificate of merger substantially in the form of Exhibit D hereto (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware and shall make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”).

(c)From and after the Effective Time, the Surviving Corporation shall succeed to all of the assets, property, rights, privileges, immunities, powers and franchises of and be subject to all of the debts, liabilities, restrictions, and duties of the Company and Merger Sub, all as provided in this Agreement and under the DGCL.

2.2Closing.  Subject to the conditions set forth herein, the transactions contemplated by this Agreement (the “Closing”) will take place remotely via the exchange of documents and signatures electronically at 10:00 a.m. Eastern Time on the second Business Day immediately following the date on which the conditions set forth in Article VI have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (in writing by the party having the benefit of such condition) of those conditions at such time), or at such other place, on such other date or at such other time as the Company and Parent may agree in writing (such date of Closing, the “Closing Date”). Subject to the provisions of Article VII of this Agreement, the failure to consummate the Closing on the date and time and at the place determined pursuant to this Section 2.2 shall not result in the termination of this Agreement and shall not relieve any Party of any obligation under this Agreement.

2.3Organizational Documents. At the Effective Time, automatically by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the equityholders of any of the foregoing, the certificate of incorporation of Merger Sub (the “Surviving Corporation Charter”) and bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and the bylaws, respectively, of the Surviving Corporation as of the Effective Time, until each is duly amended as provided therein or in accordance with applicable Law; provided, however, that the name of Merger Sub set forth therein shall be changed to the name of the Company.

2.4Directors and Officers. At the Effective Time, automatically by virtue of the Merger and without the necessity of further action, (a) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Surviving Corporation Charter and the bylaws of the Surviving Corporation, and until their respective successors are duly elected and qualified or until their earlier death, disability, resignation or removal, and (b)  the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, disability, resignation or removal.

2.5Effect of Merger on the Equity Securities.

(a)Effect on Merger Sub Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the equityholders thereof, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted, without receiving any payment with respect thereto, into and become one validly issued, fully paid and non-assessable share of the Surviving Corporation.

(b)Effect on Company Capital Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the equityholders thereof, each Stockholder’s shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and be converted automatically into the right to receive, subject to the execution and delivery of a Letter of Transmittal, the portion of the Closing Cash

Purchase Price and any Additional Merger Consideration ascribed to such Stockholder in accordance with the Funds Allocation, in cash without interest.

(c)Appraisal Rights. Pursuant to Section 3.1 of the Stockholders Agreement of the Company, each holder of Company Capital Stock has waived its appraisal rights under Section 262 of the DGCL in connection with the Merger. The Company shall promptly mail or deliver to each holder of shares of Company Capital Stock a letter from the Company, in the form previously approved by Parent, invoking Section 3.1 of the Stockholders Agreement and providing such Persons with (i) a brief information statement regarding the Company and the transactions contemplated by this Agreement (in accordance with Section 5.15) and (ii) notice of the right of appraisal in connection with the Merger in accordance with the procedures set forth in Section 262 of the DGCL, which, for the avoidance of doubt, has been waived by such holder of Company Capital Stock pursuant to Section 3.1 of the Stockholders Agreement.

2.6Calculation of Purchase Price.

(a)Purchase Price.  The purchase price shall be a dollar amount equal to (i) $45,550,000, plus (ii) the Net Working Capital Adjustment, minus (iii) the amount of Closing Date Funded Indebtedness, plus (iv) the Closing Date Cash and Cash Equivalents, and minus (v) the amount of Seller Transaction Expenses (the “Purchase Price”).

(b)Estimated Purchase Price.  At least three Business Days prior to the Closing Date, the Company shall deliver to Parent (i) a statement (the “Estimated Closing”) that sets forth, in reasonable detail, a good faith estimate of (A) (1) the Reference Amount, (2) the Net Working Capital Adjustment, (3) the Closing Date Funded Indebtedness, (4) the Closing Date Cash and Cash Equivalents and (5) the amount of Seller Transaction Expenses (the “Estimated Seller Transaction Expenses”), (B) the resulting calculation of the Purchase Price (the “Estimated Purchase Price”) and (C) the amounts of each of the Closing Date Payments (as defined below) and (ii) the Funds Allocation, updated by the Holder Representative pursuant to Section 2.11, that sets forth the portion of the Closing Cash Purchase Price payable to each Stockholder (before any applicable Tax withholding) calculated in accordance with the Restated Charter as of immediately prior to the Effective Time. The Company shall consider in good faith any reasonable comments to the Estimated Closing Statement provided by Parent prior to the Closing.

(c)Payment of Estimated Purchase Price; Closing Date Payments.  At the Closing, Parent shall make (or cause to be made) the following payments (collectively, the “Closing Date Payments”) by wire transfer of immediately available funds:

(i)on behalf of the Company, the Closing Date Funded Indebtedness set forth in the Pay-off Letters to the Persons entitled thereto, in the amounts and in accordance with the payment instructions in such Pay-off Letters;

(ii)on behalf of the Company and Stockholders, the Estimated Seller Transaction Expenses to the Persons entitled thereto (and in the case of Seller Transaction Expenses constituting wages for income Tax purposes, to the Surviving Corporation for distribution to the recipients thereof, each of whom shall be paid by the Surviving Corporation in accordance with normal payroll practices, subject to applicable withholding Tax), in the amounts and in accordance with the payment instruction specified by the Company in the Estimated Closing Statement;

(iii)the Escrow Amount, to be deposited into an escrow account established pursuant to the Escrow Agreement, in accordance with the payment instructions from the Escrow Agent;

(iv)the Holder Representative Funds, to be deposited into an account designated by the Holder Representative (to be held by the Holder Representative for the account of Stockholders pursuant to Section 9.13(g)), which designation is to be made by Holder Representative to Parent in writing prior to the Closing; and

(v)an amount equal to the Closing Cash Purchase Price, to the account designated by the Paying Agent, for further disbursement as contemplated by Section 2.8.

Upon payment by Parent of the amounts described in the foregoing clauses (i) through (v), Parent shall be deemed, for all purposes, to have satisfied in full the obligations of Parent to pay any amount due pursuant to this Agreement, other than any amounts that may be due pursuant to Section 2.6(e) or Article VIII, if any, and Parent shall have no further obligation to any Person for such payments or otherwise in respect of the transactions contemplated by hereby, including the Merger. The Parties agree that for income Tax purposes, Parent will be treated as the owner of the Escrow Amount, and that all interest on or other taxable income, if any, earned from the investment of the Escrow Amount shall be treated for income Tax purposes as earned by Buyer.  Not later than January 31st following the close of each calendar year and upon distribution of the Escrow Amount, the Escrow Agent shall distribute to Parent from the Escrow Amount an amount equal to thirty percent (30%) of the interest and other taxable income reportable to Parent under this Section 2.6(c) as having been earned by Parent and not previously taken into account under this Section 2.6(c).

(d)Determination of the Final Purchase Price.

(i)As soon as practicable, but no later than 120 days after the Closing Date, Parent shall prepare and deliver to the Holder Representative a statement (the “Proposed Final Purchase Price Statement”) that sets forth, in reasonable detail, Parent’s good faith calculations of (A) (1) the Reference Amount, (2) the Net Working Capital Adjustment, (3) the Closing Date Funded Indebtedness, (4) the Closing Date Cash and Cash Equivalents, and (5) the amount of Seller Transaction Expenses, and (B) the resulting Purchase Price (the “Proposed Final Purchase Price”). Parent shall prepare the Proposed Final Purchase Price Statement and components thereof in accordance with their defined terms, and shall cause it to be in substantially the same form as the Estimated Closing Statement.

(ii)If the Holder Representative does not deliver a written notice of dispute setting forth in reasonable detail the items and amounts in dispute (a “Purchase Price Dispute Notice”) to Parent within 45 days after receiving the Proposed Final Purchase Price Statement, the Parties agree that the Proposed Final Purchase Price Statement shall become final, binding and conclusive upon the Parties. If the Holder Representative delivers a Purchase Price Dispute Notice to Parent (the items and amounts in dispute, the “Disputed Purchase Price Items”)

within such 45-day period, the Holder Representative and Parent shall negotiate in good faith to resolve the Disputed Purchase Price Items during the 30-day period commencing on the date Parent receives such Purchase Price Dispute Notice. Any items and amounts set forth in the Proposed Final Purchase Price Statement but not set forth in the Purchase Price Dispute Notice as in dispute will be deemed final, binding and conclusive upon the Parties. If Holder Representative and Parent reach agreement with respect to any Disputed Purchase Price Items within such 30-day period, Parent shall promptly revise the Proposed Final Purchase Price Statement to reflect such agreement, which shall be final, binding and conclusive upon the Parties. If the Holder Representative and Parent do not obtain a final written resolution of all Disputed Purchase Price Items within such 30-day period, then, at the election of either the Holder Representative or Parent, the unresolved Disputed Purchase Price Items (the “Unresolved Purchase Price Items”) shall be submitted immediately to the dispute resolution group of Eide Bailly LLP or, if such firm is unable or unwilling to act, such other nationally recognized, mutually agreeable independent public accounting firm capable of serving as an accounting expert with relevant experience in resolving such disputes (the “Accounting Firm”). The Accounting Firm shall be required to render a determination regarding the Unresolved Purchase Price Items within 45 days after referral of the matter to the Accounting Firm, or as soon as practicable thereafter, which determination must be in accordance with the terms of this Agreement and in writing and must set forth, in reasonable detail, the basis therefor. The determination of the Accounting Firm shall be conclusive and binding upon the Holder Representative, Parent and the other Parties, and judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced. In a potential dispute resolution procedure referred to the Accounting Firm pursuant to this Section 2.6(d), all prior discussions related thereto shall, unless otherwise agreed to by Parent and the Holder Representative, be governed by Rule 408 of the Federal Rules of Evidence and neither party may discuss, use or rely on the other party’s conduct or statements during such dispute resolution or in any communication with the Accounting Firm.

(iii)The Accounting Firm shall act as an expert and not as an arbitrator, shall make a determination only with respect to the Unresolved Purchase Price Items and in a manner consistent with this Section 2.6, the Accounting Principles and the definitions set forth in this Agreement; provided that in resolving any Unresolved Purchase Price Item, the Accounting Firm may not assign a value to any particular item greater than the greatest value for such item or less than the smallest value for such item, in each case claimed by Parent or the Holder Representative in the Proposed Final Purchase Price Statement or the Purchase Price Dispute Notice, as applicable. Each party shall use its reasonable best efforts to furnish to the Accounting Firm such work papers and other documents and information pertaining to the Unresolved Purchase Price Items as the Accounting Firm may request. In making its determination, the Accounting Firm may rely only upon the documents and information submitted to it by Parent or the Holder Representative. The scope of the disputes to be determined by the Accounting Firm shall be limited to the Unresolved Purchase Price Items; and the Accounting Firm shall not make any other determination, including (i) any resolution to any disputed matter of Law or fact, except to correct plain error, or (ii) whether the agreed upon dollar amount of the Reference Amount is correct or appropriate.

(iv)If the Accounting Firm is engaged pursuant to this Section 2.6(d), then the Proposed Final Purchase Price Statement shall automatically be deemed to be revised to reflect the determination of the Accounting Firm pursuant to this Section 2.6(d).The Proposed Final Purchase Price Statement and the Proposed Final Purchase Price shall be revised as appropriate to reflect the resolution of any objections thereto pursuant to this Section 2.6(d) and, as so revised, such Proposed Final Purchase Price Statement and the Proposed Final Purchase Price shall be deemed to set forth the final Purchase Price (the “Final Purchase Price”) for all purposes hereunder.

(v)The terms of appointment and engagement of the Accounting Firm shall be as agreed upon between the Holder Representative and Parent, and any associated engagement fees shall be initially borne 50% by the Holder Representative, on behalf of the Stockholders and at their expense, including from the Holder Representative Funds, and 50% by Parent; provided, however, that the fees and expenses of the Accounting Firm shall ultimately be borne in the same proportion as the aggregate dollar amount of the Unresolved Purchase Price Items that are unsuccessfully disputed by each party (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of all of the Unresolved Purchase Price Items submitted to the Accounting Firm. For example, should the Unresolved Purchase Price Items total $1,000 and the Accounting Firm awards $600 in favor of the Holder Representative’s position, 60% of the costs of its review would be borne by Parent and 40% of the costs would be borne by the Holder Representative. Except as otherwise set forth in this Section 2.6(d), the fees and expenses of the Holder Representative and its representatives incurred in connection with the Accounting Firm’s determination with respect to the Unresolved Purchase Price Items shall be borne by the Holder Representative, and the fees and expenses of Parent and its representatives incurred in connection with the Accounting Firm’s determination with respect to the Unresolved Purchase Price Items shall be borne by Parent.

(vi)Until the Final Purchase Price is determined, each of Parent and the Surviving Corporation, on the one hand, shall, and shall cause its respective Subsidiaries to, and the Holder Representative, on the other hand, shall, provide to each other such data and information (including working papers, books and records, all in electronic form) and reasonable access to employees or other appropriate personnel and outside advisors as the other Party may reasonably request in connection with preparation and review of the Proposed Final Purchase Price (and each Party and its accountants and other representatives shall be permitted to make copies as they see reasonably necessary) at reasonable times during the preparation and review of, and the resolution of any objections with respect to, the Proposed Final Purchase Price Statement. This Section 2.6(d) shall be the sole and exclusive remedy of the Parties with respect to the determination of the Final Purchase Price.

(e)Post-Closing Final Purchase Price Payment.  No later than three Business Days after the date on which the Final Purchase Price is finally determined pursuant to Section 2.6(d):

(i)If the Final Purchase Price exceeds the Estimated Purchase Price, (A) Parent and the Company shall pay or cause to be paid, by wire transfer of immediately available funds, to the account designated in writing by the Paying Agent, an amount in cash equal to the amount by which the Final Purchase Price exceeds the Estimated Purchase Price, (B) the Holder Representative and Parent shall deliver a joint written instruction to the Escrow Agent to release and pay the Adjustment Escrow Funds by wire transfer of immediately available funds to the account designated in writing by the Paying Agent, and (C) the Holder Representative shall cause the Paying Agent to, subject to Section 2.9(a), promptly distribute the aggregate amount deposited with the Paying Agent pursuant to clauses (A) and (B) above to the Stockholders in accordance with the Funds Allocation as revised pursuant to Section 2.11; and

(ii)If the Estimated Purchase Price exceeds the Final Purchase Price, (A) the Holder Representative and Parent shall deliver a joint written instruction to the Escrow Agent to release and pay to Parent from the Adjustment Escrow Funds an amount equal to the amount by which the Estimated Purchase Price exceeds the Final Purchase Price, by wire transfer of immediately available funds to the account designated by Parent, provided, that if the Adjustment Escrow Funds are insufficient to cover the amount by which the Estimated Purchase Price exceeds the Final Purchase Price, then Parent may, at is sole option, recover the amount of the deficiency from the Indemnity Escrow Funds (in which case the Holder Representative and Parent shall deliver a joint written instruction to the Escrow Agent to effect the same) or directly from the Stockholders severally and not jointly, in accordance with their allocable portion of such payments set forth in the Funds Allocation as revised pursuant to Section 2.11, (B) the Holder Representative and Parent shall deliver a joint written instruction to the Escrow Agent to release and pay the remaining Adjustment Escrow Funds, if any, by wire transfer of immediately available funds to the account designated in writing by the Paying Agent and (C) the Holder Representative shall cause the Paying Agent to, subject to Section 2.9(a), promptly distribute the aggregate amount deposited with the Paying Agent pursuant to clause (B) above to the Stockholders in accordance with the Funds Allocation as revised pursuant to Section 2.11.

(iii)If the difference between the Estimated Purchase Price and the Final Purchase Price is zero, (A) the Holder Representative and Parent shall deliver a joint written instruction to the Escrow Agent to release and pay the Adjustment Escrow Funds by wire transfer of immediately available funds to the account designated in writing by the Paying Agent, and (B) the Holder Representative shall cause the Paying Agent to, subject to Section 2.9(a), promptly distribute the aggregate amount deposited with the Paying Agent pursuant to clause (A) above to the Stockholders in accordance with the Funds Allocation as revised pursuant to Section 2.11.

(f)All payments to be made pursuant to this Section 2.6 shall be treated by the Parties for Tax purposes as adjustments to the Closing Cash Purchase Price to the maximum extent permitted under applicable Law. The payments described in Section 2.6(e) shall be the sole and exclusive remedy of Parent for any and all claims arising under this Agreement with respect to this Section 2.6.

2.7Closing Deliverables.

(a)At or prior to the Closing, the Company shall deliver, or cause to be delivered, to Parent the following:

(i)a certificate signed by a duly authorized officer of the Company in accordance with Section 6.2(d);

(ii)the certificate of formation of the Company certified as of a recent date by the Secretary of State of the State of Delaware;

(iii)a certificate of good standing as of a recent date with respect to the Company from the Secretary of State of the State of Delaware;

(iv)a certificate signed by a duly authorized officer of the Company certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of the Company authorizing the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby, that all such resolutions are valid, binding and in full force and effect and that such resolutions are all the resolutions adopted in connection with the transactions contemplated hereby;

(v)a certification by the Company, dated as of the Closing Date, that meets the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h) substantially in the form attached as Exhibit E hereto (the “FIRPTA Certificate”), provided, however, that Parent’s sole recourse if the Company fails to deliver such FIRPTA Certificate shall be to withhold any Taxes required by applicable Law in accordance with Section 2.10 (and Parent shall not, for the avoidance of doubt, be entitled to delay the Closing on account of such FIRPTA Certificate not having been provided);

(vi)duly executed resignations from the directors and officers of the Company, in form and substance reasonably acceptable to Parent, effective as of the Closing Date;

(vii)copies of the Pay-off Letters;

(viii)evidence, in form and substance reasonably satisfactory to Parent, of the release of all Liens relating to assets, property or equity of the Company, other than Permitted Liens and Liens referenced in the Pay-off Letters;

(ix)copies of the third-party consents set forth on Schedule 2.7(a)(ix), in form and substance reasonably acceptable to Parent;

(x)a termination, or assignment and assumption agreement by Holder Representative, in each case with no further Liabilities or obligations owing by the Company or any of its Subsidiaries pursuant thereto, of the Contracts set forth on Schedule 2.7(a)(x), in each case effective as of the Closing and in form and substance reasonably acceptable to Parent;

(xi)the Written Consent;

(xii)evidence, in form and substance reasonably satisfactory to Parent, that the Secretary of State of the State of Delaware has accepted the filing of the Certificate of Merger;

(xiii)the Paying Agent Agreement, duly executed and delivered by Holder Representative and the Paying Agent;

(xiv)the Escrow Agreement, duly executed and delivered by Holder Representative and the Escrow Agent;

(xv)each of the other Transaction Documents to which Holder Representative or the Company is a party, duly executed by Holder Representative or the Company, as applicable; and

(xvi)such other agreements and documents as Holder Representative and Parent shall mutually agree.

(b)At or prior to the Closing, Parent shall deliver to Holder Representative the following:

(i)a certificate signed by a duly authorized officer of Parent in accordance with Section 6.3(c);

(ii)a certificate signed by a duly authorized officer of Parent certifying that attached thereto are accurate and complete copies of all resolutions adopted by the board of directors or board of managers, as applicable, of Parent authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, that all such resolutions are valid, binding and in full force and effect and that such resolutions are all the resolutions adopted in connection with the transactions contemplated hereby;

(iii)the Paying Agent Agreement, duly executed and delivered by Parent;

(iv)the Escrow Agreement, duly executed and delivered by Parent;

(v)each of the other Transaction Documents to which Parent is a party, duly executed by Parent;

(vi)true and complete copies of the binder(s) for coverage received by Parent related to the R&W Policy;

(vii)such other agreements and documents as Holder Representative and Parent shall mutually agree; and

(viii)the payments contemplated by Section 2.6.

2.8Payment by Paying Agent. From and after the Effective Time, after the Parent has delivered the  Closing Cash Purchase Price to the Paying Agent, the Parent shall, subject to Section 2.9(a), cause the Paying Agent to make the following payments by wire transfer of immediately available funds to the Stockholders who have delivered Letters of Transmittal, the portion of the Closing Cash Purchase Price payable to the Stockholders in accordance with the Funds Allocation.

2.9Mechanics of Payment.

(a)Exchange Procedures. Promptly after the date of this Agreement (and in any event not later than three Business Days following the date of this Agreement), the Company shall deliver, or Parent shall cause the Paying Agent to deliver, to each Stockholder who is entitled to receive a portion of the Closing Cash Purchase Price, a letter of transmittal (the “Letter of Transmittal”) in substantially the form attached hereto as Exhibit F. From and after the Effective Time, and subject to the delivery to the Paying Agent of a duly completed and validly executed Letter of Transmittal, each Stockholder shall be entitled to receive the applicable portion of the Closing Cash Purchase Price and any Additional Merger Consideration to which such holder is entitled pursuant to Section 2.5(b) for such Stockholder’s shares of Company Capital Stock. Until so surrendered, each outstanding share of Company Capital Stock will be deemed for all corporate purposes to evidence only the right to receive the amount of cash into which such shares of Company Capital Stock \ shall be so exchanged pursuant to Section 2.5.

(b)No Liability. Notwithstanding anything to the contrary in this Agreement, none of the Paying Agent, Parent, the Surviving Corporation or the Holder Representative shall be liable to a Stockholder for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(c)Transfers of Ownership. From and after the Effective Time, there shall be no transfers on the books of the Company of shares of Company Capital Stock that were outstanding immediately prior to the Effective Time.

(d)No Further Ownership Rights. If, following the Effective Time, any Person presents evidence of ownership of shares of Company Capital Stock to the Surviving Corporation, such ownership shall be canceled against delivery of the applicable portion of the Closing Cash Purchase Price, as provided for in Section 2.5(a), for each such share of Company Capital Stock.

(e)Return of Property. Any portion of the amounts payable in accordance with Section 2.5 that remains undistributed by the Paying Agent to holders of shares of Company Capital Stock as of the first anniversary of the Effective Time shall be delivered to Parent upon demand, and any holders of shares of Company Capital Stock who have not theretofore surrendered the documentation contemplated under this Section 2.9 shall thereafter look only to Parent for satisfaction of their claims for the cash amounts payable in accordance with Section 2.5. Notwithstanding any other provision of this Agreement, any portion of the Closing Cash Purchase Price or any Additional Merger Consideration that remains undistributed to the holders of shares of Company Capital Stock as of the third anniversary of the Closing (or immediately prior to such earlier date on which any portion of the Closing Cash Purchase Price or any Additional Merger Consideration would otherwise escheat to or become the property of any Governmental Authority), shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

2.10Withholding.  Parent, the Company, Stockholders and their respective Affiliates and agents shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any payments made hereunder all Taxes, if any, that any of Parent, the Company, Stockholders or their applicable Affiliates or agents is required to deduct and withhold under any provision of applicable Laws; provided, however, that, except with respect to any amounts that constitute compensation for applicable Tax purposes, it is the understanding of the Parties under current Tax Law that no Taxes shall be required to be deducted or withheld from the payment of the Closing Cash Purchase Price (or from any subsequent payments of Additional Merger Consideration) to a Stockholder so long as the Company provides the FIRPTA Certificate required under Section 2.7(a)(v). To the extent that any amounts are ultimately required to be deducted or withheld under this Section 2.10, (a) Parent shall provide Holder Representative with notice of any such required withholding at least three (3) Business Days before the date of such withholding and shall fully cooperate in any efforts to reduce or eliminate such required withholding, (b) such deducted and withheld amounts shall be duly and timely deposited with or paid to the properly Taxing Authority and, in such case, treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, and (c) the Person required to deduct or withhold any such amounts shall provide the Person in respect of which such deduction or withholding was made with copies of any receipts or official documentation received from the Taxing Authority with respect to any such deduction or withholding.

2.11Funds Allocation.  The Holder Representative shall promptly revise the Funds Allocation (in accordance with Restated Charter) at least one (1) Business Day before any payment is due to or from the Stockholders in accordance with Section 2.6(e), Section 9.13(g) or Article VIII, or otherwise, in order to reflect any changes to the applicable portion of the Closing Cash Purchase Price or Additional Merger Consideration owed to or from any Stockholder in respect of any shares of Company Capital Stock held by such Stockholder immediately prior to the Effective Time, and the Holder Representative shall provide such revised Funds Allocation to Parent and the Paying Agent. Notwithstanding anything to the contrary in this Agreement, in the preparation of any updated Funds Allocation, the Holder Representative shall be permitted to rely on the original allocation of the Closing Cash Purchase Price and Additional Merger Consideration among the Stockholders set forth in the Funds Allocation delivered at Closing in accordance with Section 2.6(b). Notwithstanding anything to the contrary in this Agreement or any knowledge possessed or acquired by or on behalf of Parent or the Surviving Corporation or any of their respective Affiliates, it is expressly acknowledged and agreed that (a) the accuracy and completeness of the Funds Allocation is the sole responsibly of the Stockholders, and (b) the Paying Agent, Parent, Merger Sub, the Surviving Corporation and their respective Affiliates shall be entitled to rely on the allocation of the Closing Cash Purchase Price and Additional Merger Consideration among the Stockholders set forth in the Funds Allocation (as delivered to the Parent in accordance with Section 2.6(b) or in any subsequently revised Funds Allocation delivered to the Paying Agent and Parent in accordance with this Section 2.11), without any obligation to investigate or verify the accuracy or correctness thereof, and to make and receive payments in accordance therewith, and (c) in no event shall the Paying Agent, Parent, Merger Sub, the Surviving Corporation or any of their respective Affiliates have any liability to any Person (including the Holder Representative and any of the Stockholders) in connection with any claims relating to any misallocation of the Closing Cash Purchase Price or Additional Merger Consideration among the Stockholders set forth in the Funds Allocation (as delivered to the Parent in accordance with Section 2.6(b) or in any subsequently revised Funds Allocation delivered to the Paying Agent and Parent in accordance with this Section 2.11), any determination by the Holder Representative in connection therewith, or payments made by any Person (including

Parent, Merger Sub, the Surviving Corporation, the Paying Agent and their respective Affiliates) in accordance therewith.

Article III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent that, except as set forth in the Schedules referred to in this Article III (the “Company Disclosure Schedules”):

3.1Organization and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to own, lease and operate its property and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction in which the character of the properties and assets owned, operated or leased by it, or in which the conduct of its business require it, to be so qualified, except in such jurisdictions (other than the jurisdiction of its formation) where the failure to be so qualified or licensed, or to be in good standing, would not reasonably be expected to be material to the Company. The Organizational Documents of the Company are in full force and effect, and the Company is not in material breach or violation of any provision contained in its Organizational Documents.

3.2Validity of Agreement; Business Activities. The Company has the requisite corporate power and authority to execute and deliver this Agreement and each Transaction Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and each Transaction Document to which the Company is or  will be a party, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby have been, except for obtaining the Required Stockholder Approval, duly authorized by all necessary action on the part of the Company and its equityholders. This Agreement and each other Transaction Documents to which the Company is a party have been, and each other Transaction Document to which the Company will be a party will be at or prior to the Closing, duly executed and delivered by the Company, and assuming the due authorization, execution and delivery by the other parties hereto or thereto, constitutes or will constitute a legal, valid and binding obligations of the Company, enforceable against it in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity (whether considered in an Action at law or in equity) (the “Enforceability Exceptions”). The only vote of the Stockholders required to adopt the agreement of merger (as such term is used in Section 251 of the DGCL) contained in this Agreement and approve the Merger is the affirmative vote of (i) the holders of at least 75% of the Company’s 2017 Series C Preferred Stock and 2012 Series B Preferred Stock, voting together as a separate class on an as-if-converted to Common Stock basis, and (ii) the holders of at least a majority of the outstanding shares of the Company’s Common Stock and 2010 Series A Preferred Stock, voting together as a separate class on an as-if-converted to Common Stock basis (the “Required Stockholder Approval”).

3.3Capitalization.

(a)The number of authorized, issued and outstanding equity interests of the Company, the class thereof, and the holders thereof are as set forth on Schedule 3.3(a), and all such equity interests are duly authorized, validly issued, fully paid and nonassessable, and are owned beneficially and of record by the Persons set forth on Schedule 3.3(a) free and clear of any Liens or any other restrictions on transfer, other than restrictions under applicable securities Laws or the Company’s Organizational Documents. None of such equity interests was issued in violation of any preemptive or similar rights, or was issued in violation of any applicable Laws.

(b)Except as set forth on Schedule 3.3(b), there are no: (a) authorized, issued or outstanding capital stock, Equity Securities or securities containing any equity features of the Company; (b) securities convertible or exchangeable into equity interests of the Company; (c) preemptive rights, options, warrants, calls, subscriptions or other rights, agreements or commitments obligating the Company to issue, transfer or sell any equity interests or any security that is convertible, exchangeable or exercisable for equity interests; (d) phantom stock rights, stock appreciation rights, restricted stock awards, or other stock or equity-based awards or rights relating to or valued by reference to the equity of the Company; (e) other commitments of any kind for the issuance of additional equity interests or options, warrants or other securities of the Company; or (f) voting trusts, proxies or other agreements or understandings with respect to the voting, transfer or other disposition of equity interests in any of them. The Company does not have any obligation to purchase, redeem or otherwise acquire any of its Equity Securities or any interest therein and has no liability for, or obligation with respect to, the payment of dividends, distributions or similar participation interests, whether or not declared or accumulated.

3.4Subsidiaries. The Company does not have any Subsidiaries or own, of record or beneficially, any direct or indirect interest or any right to acquire the equity interests of any Person.

3.5Governmental Authorizations.  No consent, approval, order, registration, declaration, Permit, license or authorization of, or filing with, or notification to, any Governmental Authority is required in connection with the execution and delivery by the Company of this Agreement or any other Transaction Document to which it is or will be a party, or the performance by the Company of any of its obligations hereunder or thereunder, or the consummation by the Company of the transactions contemplated hereby or thereby.

3.6No Conflict; Required Filings and Consents. Neither the execution and delivery by the Company of this Agreement or the other Transaction Documents to which it is or will be a party, nor the performance by it of its obligations hereunder or thereunder, nor the consummation by it of the transactions contemplated hereby or thereby, nor compliance by it with any of the provisions hereof or thereof will, with or without the giving of notice or lapse of time or both, (a) contravene, conflict with, or result in any violation of Law binding upon or applicable to the Company or by which any property or asset of the Company is bound or affected, (b) contravene, conflict with or results in a violation or breach of any provisions of its Organizational Documents, (c) (i) gives rise to any right of termination, cancellation or acceleration with respect to, violates or conflicts with or results in the loss of a material benefit under, (ii) results in a breach of any term, condition or provision of, or constitutes a default under, or (iii) requires any consent, notice or approval under, any right or obligation under any material Permit or any Company Contract to which the Company is a party, or by which the Company is, or any of its assets or properties are, bound, or (d) results in the creation or imposition of a Lien upon any of property or assets of the Company other than a Permitted Lien; except, in the case of clauses (a) or (c), as would not reasonably be expected to otherwise prevent or materially delay the Closing or be material the Company.

3.7Financial Information.

(a)The Company has delivered to Parent: (i) audited financial information as to the consolidated balance sheet of the Company as of December 31, 2023 and December 31, 2024, and statements of operations and income, equity, and cash flows for the years ended December 31, 2023 and December 31, 2024; (ii) unaudited monthly income statements for each month in the year ended December 31, 2024 (the “Monthly Financial Information”); and (iii) unaudited financial information as to the balance sheet of the Company as of March 31, 2025 (the “Balance Sheet Date”), and monthly income statements for each month in the three month period ending on the Balance Sheet Date (the “Interim Financial Information”), in each case relating to the Company on a consolidated basis (the foregoing information in the preceding clauses (i)-(iii) being referred to, collectively, as the “Financial Information”), a correct and complete copy of which is attached as Schedule 3.7(a).

(b)The Financial Information have been prepared from, and are in accordance with, the books and records of the Company, which books and records are complete and correct in all material respects and have been regularly kept and maintained in accordance with the Company’s normal and customary procedures. The Financial Information has been prepared in accordance with GAAP applied on a consistent basis through the period involved, subject, in the case of the Monthly Financial Information or the Interim Financial Information, to the absence of notes, and presents fairly, in all material respects, the Company’s financial condition and results of operations and cash flows as of the dates thereof and for the periods indicated.

(c)Schedule 3.7(c) sets forth a correct and complete list of the Funded Indebtedness of the Company as of the date of this Agreement, identifying with regard to each item of Funded Indebtedness, the creditor to whom the Company is indebted, the Contract pursuant to which such Funded Indebtedness was created and the total amount due and owing as of April 30, 2025.

(d)Schedule 3.7(d) sets forth a correct and complete list of the capital expenditures of the Company for the four month period ended April 30, 2025, including for each expenditure a reasonably detailed description of such expenditure and the amount of such expenditures.

(e)No written or, to the Company’s Knowledge, oral complaints or concerns from any source regarding accounting, internal accounting controls, auditing or similar matters relating to the Company have been received by the Company. To the Company’s Knowledge, no attorney representing the Company, whether or not employed by the Company, has reported evidence of a breach of fiduciary duty or violation of anti-corruption Laws or securities Laws or similar violation by the Company or any of its officers, directors, managers, employees or agents to any directors, managers, officers or other designated personnel.

3.8Undisclosed Liabilities.  The Company has no material Liabilities, except: (a) those that are reflected or reserved against in the Recent Balance Sheet, (b) those that have been incurred in the ordinary course of business since the Balance Sheet Date (none of which relate to breach of contract, breach of warranty, tort, misappropriation, infringement, violation of or other liability under Law), and (c) executory obligations under Contracts (none of which relate to breach of contract, breach of warranty, tort, misappropriation, infringement, violation of or other liability under Law).

3.9Title to Assets. The Company has good title to, or a valid leasehold interest in, the all machinery, equipment and other tangible assets (including all buildings, structures, improvements, fixtures, building systems, and all components thereof included in the Real Property) that are owned, purported to be owned, leased, or used in the conduct of the Business by the Company as currently conducted, free and clear of all Liens, other than Permitted Liens. Each such material tangible asset (a) is in good working order, operating condition and state of repair (normal wear and tear excepted) and is fit in all material respects for the use in the ordinary course of business, (b) is sufficient for the conduct of the Business by the Company as currently conducted, (c) is, to the extent leased (including the Real Property), in all material respects in the condition required of such assets or properties by the terms of the lease applicable thereto, and (d) has been maintained in the ordinary course of business and, to the extent applicable, in accordance with applicable manufacture guidelines and recommendations, and no maintenance of any such asset or properties has been deferred in contemplation of the transactions contemplated by this Agreement. As of the Closing and after giving effect to the transactions contemplated by this Agreement, each such tangible asset will constitute all of the tangible assets necessary for the conduct of the Business by the Company as currently conducted. The representations and warranties made in this Section 3.9 shall not apply to the Company’s title to, ownership of, or interest in, Intellectual Property, all of which are addressed solely in Section 3.13.

3.10Compliance with Laws; Permits.

(a)The Company is, and since January 1, 2022 has been, in compliance in all material respects with all applicable Laws. Since January 1, 2022, the Company has not received any written or, to the Company’s Knowledge, oral notice or other communication from any Governmental Authority or other Person alleging any material noncompliance with or violation of, or announcing any audit or investigation with respect to any potential material noncompliance with or violation of, any applicable Law.

(b)Schedule 3.10(b) sets forth a complete list of all material Permits currently issued to or held by the Company, including the names of such Permits and their respective dates of issuance and expiration, and the Company has made a correct and complete copy of each such Permit available to Parent. Such Permits are the only material Permits that are required for the Company to conduct the Business, or the ownership, lease or operation of the Company’s properties, as currently conducted in accordance with applicable Law. Each such Permit is valid and in full force and effect, and no such Permit will be subject to material loss or limitation or obligation to re-apply, as a result of the consummation of the transactions contemplated by this Agreement. All material fees and charges with respect to such Permits have been paid in full. No event has occurred that, with or without notice or lapse of time, or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit The Company is, and has been since January 1, 2022, in compliance in all material respects with the terms of each such Permit, and there is no Action pending or, to the Company’s Knowledge, threatened, nor has the Company received any written or, to the Company’s Knowledge, oral notice from any Governmental Authority to revoke, suspend or cancel any such Permit.

3.11Real Property.

(a)The Company owns no real property.

(b)Schedule 3.11(b) sets forth a complete list of all real property leased, subleased, used or occupied by the Company (the “Real Property”). The Company has a valid leasehold, license or other occupancy interests in, all such Real Property. Schedule 3.11(b) sets forth a complete list of each Contract under which the Company is the landlord, sublandlord, tenant, subtenant, licensee or occupant of the Real Property (the “Leases”). The Company has made available to Parent a correct and complete copy of each Lease. Each Lease is in full force and effect and is the legal, valid and binding obligation of the Company that is party thereto and, to the Knowledge of the Company, the other parties thereto, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

(c)Neither the Company nor, to Knowledge of the Company, any other Person, is in default in any material respect under any Lease and no event has occurred or circumstances exist which, with the giving of notice or the passage of time, or both, would constitute a material default under a Lease by the Company or, to Knowledge of the Company, any other Person. All rents and other obligations to be paid or performed by any party to each Lease have been timely performed, and no outstanding rental or other amounts are past due. No Lease has been modified or amended in any respect, except as set forth Schedule 3.11(b).

(d)There are no licenses, concessions, occupancy agreements or other Contracts to which the Company is a party granting to any other Person the right of use or occupancy of the Real Property, and there is no Person other than the Company in possession of the Real Property. The Company has made available to Parent correct and complete copies of each Company Lease.

(e)No condemnation, special assessment, rezoning or similar Action is pending or, to the Knowledge of the Company, threatened, that would preclude or materially impair the use of any Real Property, including as operated as of the date hereof.

(f)The Real Property, any buildings and improvements thereon, and the current use or occupancy of the Real Property or such buildings and improvements located thereon, are not in material violation of any Laws, including all applicable administrative, zoning, occupational safety and health or other applicable requirements of Law.

(g)The Real Property has legal and physical ingress and egress to a public right of way, adequate for vehicular access, and all improvements located on the Real Property have legal and adequate access to sanitary and storm sewer, public water, gas, electrical, and/or such other utilities reasonably necessary for the operation of such improvements on the Real Property as operated as of the date hereof.

(h)All buildings and improvements used or held by the Company are located within the boundaries of the Real Property, are not in violation of applicable setback requirements, zoning laws, or ordinances, and do not encroach on any easement or adjoining parcel.

3.12Litigation.

(a)There are no, and since January 1, 2022 there have been no, pending or, to the Knowledge of the Company, threatened material Actions against or otherwise relating to the Company or any of its properties or assets, or against or otherwise relating to any officer, manager or director of the Company (in their capacities as such, or otherwise with respect to the Business of the Company) , including any such Action that seeks to prevent, enjoin or obtain damages in respect of, or would materially hinder, impair or delay the consummation of, the transactions contemplated hereby. There are no unsatisfied judgments, penalties or awards against or encumbering the Company or its properties or assets.

(b)Schedule 3.12(b) sets forth all material Actions to which the Company has been a party since January 1, 2022, including any such Actions settled, dismissed or otherwise resolved since such date. The Company has made available to Parent a correct and complete copy of any such settlement agreements, and all amounts shown as payable to or from the Company thereunder have been so paid in full.

(c)The Company is not subject to any outstanding Governmental Order.

3.13Intellectual Property Rights.

(a)Schedule 3.13(a)(i) sets forth all Owned Intellectual Property that is subject to an application or registration, including (i) issued patents, patent applications, design patents or registrations, or design applications, (ii) Trademark registrations and applications for registration, (iii) Copyright registrations and applications for registration, and (iv) Internet domain name registrations (collectively, “Registered Intellectual Property”). All of such Registered Intellectual Property is in good standing, with all fees paid in full and filings made to date. All Registered Intellectual Property is valid, subsisting and enforceable, and there have been no challenges to either ownership or validity thereof. Schedule 3.13(a)(ii)sets forth all Owned Intellectual Property that comprises: (x) unregistered Trademarks, and (y) material unregistered Copyrights, including Computer Software. The Company exclusively owns all right, title and interest in and to the Owned Intellectual Property, including the Registered Intellectual Property, free and clear of all Liens other than Permitted Liens. None of the Owned Intellectual Property was created by or with the use of a generative artificial intelligence tool or platform. The Owned Intellectual Property, together with the Licensed Intellectual Property, constitutes all of the Intellectual Property used in or necessary for the conduct of the Company’s business as currently conducted, and is sufficient for such purposes.

(b)Schedule 3.13(b) sets forth a correct and complete list of all third party software, including software having an Open Source License incorporated into, embedded in, or distributed with any Computer Software comprising Owned Intellectual Property. No Computer Software used by the Company is the subject of any Open Source License that would: (i) require the divulgement to any Person any source code or Trade Secret that is part of the Intellectual Property of the Company, (ii) grant a license to any Intellectual Property of the Company for the purpose of creating derivative works, or (iii) grant a license to any Person to redistribute any Owned Intellectual Property at no charge. No source code for any Computer Software comprising Owned Intellectual Property has been delivered, licensed or made available to any escrow agent or other Person who is not, as of the date of disclosure or delivery thereof, an employee of the Company, and the Company is under no obligation (conditional or otherwise) to do so. In the event the terms of any split licensing provision related to any Open Source License require the Company to purchase a commercial license based on any revenue or other thresholds identified in such license, Company has obtained the required commercial license. No material breach or default by the Company under any of these license agreements has occurred and is continuing, and, to the Knowledge of the Company, no material breach or default by any other Person under any of these licensing agreements has occurred and is continuing.

(c)Schedule 3.13(c) sets forth a correct and complete list of all material Licensed Intellectual Property, excluding Open Source Licenses disclosed on Schedule 3.13(b). The Company is a licensee under the license agreements governing the Licensed Intellectual Property and, as of the date hereof, each licensing agreement is the legal, valid and binding obligation of the Company and, to the Knowledge of the Company, the other parties thereto, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by an Enforceability Exception. No material breach or default by the Company under any license agreement has occurred and is continuing, and, to the Knowledge of the Company, no material breach or default by any other Person under any licensing agreement has occurred and is continuing. The Company has made available to Parent true and complete copies, or in the case of any oral agreement, a written summary thereof, of each license agreement related to any material Licensed Intellectual Property.

(d)Schedule 3.13(d) sets forth all license agreements pursuant to which the Company licenses any Owned Intellectual Property to any other Person, excluding end user license agreements entered into with customers in the ordinary course of business for access to owned Computer Software (a copy of which has been made available to Parent).

(e)Neither the use of the Owned Intellectual Property in the Business as currently conducted, nor the conduct of the Business by the Company infringes upon, misappropriates or violates any Intellectual Property rights of any Person. As of the date hereof, there is no pending or, to the Knowledge of the Company, threatened against the Company claim (i) alleging that the use of any Intellectual Property in the Business infringes, misappropriates or dilutes the Intellectual Property of another Person; (ii) challenging the ownership, right to use or validity of the Owned Intellectual Property; or (iii) opposing or attempting to cancel the rights of the Company in the Owned Intellectual Property. No Action is pending or, to the Knowledge of the Company, threatened with respect to the Owned Intellectual Property. The Company has not received and, to the Knowledge of the Company, is not aware of any threats or notices that the conduct of the Business by the Company infringes or misappropriates the Intellectual Property rights of any Person, nor is the Company party to any Action alleging infringement or misappropriation of Intellectual Property.

(f)To the Knowledge of the Company, no other Person is infringing, misappropriating or violating any rights in or to any Owned Intellectual Property. As of the date hereof, no claim of Intellectual Property rights infringement, misappropriation or violation or any corresponding Action is pending or threatened by the Company against any other Person. The Company has not sent any correspondence letters asserting any such claim of infringement, misappropriation, likelihood of confusion, dilution, substantial similarity, or any other violation of rights in and to any Intellectual Property material to the conduct of the Business.

(g)The Company has taken commercially reasonable steps to maintain the confidentiality of its Trade Secrets and other material confidential information. Such Trade Secrets and material confidential information have not been used by or disclosed to any Person outside the Company and its Affiliates, except pursuant to the terms of a written confidentiality agreement entered into between the Company and such Person in the ordinary course of business. To the Knowledge of the Company, no such Person has breached, is in breach of, or has threatened any breach of any such confidentiality agreement with the Company.

(h)The Company has made available to Parent a correct and complete copy of each written assignments by employees or former employees of the Company, or any third parties, of Owned Intellectual Property, and (i) all Owned Intellectual Property, other than any such property acquired in purchase transactions, was conceived or developed by current or former employees of the Company in the course of their employment in the Business and pursuant to their employment duties or with the use of employer resources or information, or, where applicable, was assigned to the Company; and (ii) no Affiliate or current or former partner, director, manager, equity holder, member, officer, employee, consultant or contractor of the Company will, after giving effect to the transactions contemplated by this Agreement, own or retain any rights to use any Intellectual Property material to the conduct of the Business other than in the conduct of the Business by the Company.

(i)No funding, facilities or personnel of any educational institution or Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Owned Intellectual Property or any Licensed Intellectual Property exclusively licensed to the Company.

3.14Software; IT Systems; Data Protection.

(a)The Company has valid, enforceable and sufficient rights to use all Company IT Systems, and has complied in all material respects with its obligations under any Contracts between the Company and the providers or licensors of such Company IT Systems. The Company IT Systems are sufficient for the needs of the Company and the conduct of the Business of the Company as currently conducted, and are in good working condition. To the Company’s Knowledge, all Company IT Systems are free from material bugs, defects, errors and viruses. The Company has taken commercially reasonable actions to ensure the protection, integrity, availability, confidentiality, and security of the Company IT Systems and all Company Data (including Personal Information) Processed thereby, from any unauthorized interruption, access, use, or modification by third parties, including: (i) having in place procedures in accordance with common industry practice to minimize the introduction of viruses, vulnerabilities, disabling code and other contaminants intended or likely to disrupt, damage, or interfere with operation or availability of Company IT Systems or security of Personal Information (“Malicious Code”); (ii) having in place adequate support and maintenance; and (iii) implementing and complying in all material respects with appropriate Privacy and Security Policies, including back-up, disaster recovery and business continuity policies and procedures that are materially compliant with applicable Privacy Laws and Contracts.

(b)Except as provided in Schedule 3.14(b), there has been no unauthorized access to, use of or tampering with the Company IT Systems or other breach of security by any Person that: (i) has materially disrupted or impaired the operation of the Business as currently conducted; (ii) has resulted in any breach of any Privacy Laws; (iii) has resulted in the loss of or unauthorized access to or disclosure of Personal Information or Company Data; or (iv) was reportable to any Person or Governmental Authority (a “Security Breach”). The Company has conducted all audits and certifications required under the PCI Card Standards, and any findings of non-compliance with the PCI Card Standards have been corrected or remediated in material compliance with the PCI Card Standards. The Company is currently operating in a manner that is consistent in all material respects with its most recent third-party PCI Card Standard audit.

(c)The Company is in compliance in all material respects with all Privacy Laws applicable to the Business. The Company has not received, since January 1, 2019, written or, to the Company’s Knowledge, oral notice of any alleged breach or violation of, or non-compliance with any Privacy Laws from any Person or Governmental Authority.

(d)The Company has not engaged in any voluntary disclosure or mandatory self-disclosure to any Person or Governmental Authority concerning any alleged, potential or actual non-compliance with Privacy Laws, and, to the Knowledge of the Company, no such self-disclosure to any Person or Governmental Authority is required.

(e)The Company is in compliance with its Privacy and Security Policies, all applicable contractual licensing, privacy, security, and other such obligations, consents and authorizations pursuant to which Personal Information, Company Data, or other confidential information was disclosed, accessed or otherwise Processed in the operation of the Business, in each case in all material respects.

(f)The Company has taken commercially reasonable steps to select and retain third party service providers, vendors, and business partners that Process Personal Information or operate Company IT Systems on the Company’s behalf (“Data Related Vendors”) that are able to comply with applicable Privacy Laws. The Company has taken commercially reasonable steps to enter into contractual clauses consistent with applicable Privacy Laws that each Data Related Vendor that has access to Personal Information is required to maintain the confidentiality and security of such Personal Information.

(g)The Company is not currently conducting, or planning to conduct, any investigation as to whether any Security Breach has occurred or if notification to any Person of a Security Breach is required. The Company has not notified, either voluntarily or as required by

Privacy Laws, any affected Person, Governmental Authority, or the media of any Security Breach. The Company takes commercially reasonable precautions to prevent any such Security Breaches.

(h)The Company does not Process Personal Information outside of the United States, nor is any Data Related Vendor authorized to Process Personal Information of the Company outside of the United States.

(i)In the prior twelve (12) months, there have been no failures, crashes, breakdowns, continued substandard performance, or similar adverse events affecting any Company IT System that have caused any material disruption or interruption in or to the use of the Company IT Systems or the conduct of the business of the Company, or otherwise causing the Company to fail to comply in any material respect with any obligations in the Company Contracts with customers relating to availability of Company IT Systems.

(j)The execution and delivery by the Company of this Agreement and each transaction document to which the Company is or will be a party, the performance of the Company’s obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby (i) will comply with all Privacy Laws, (ii) will not materially impair any rights of, or impose any material obligations or restrictions on, the Company with respect to any use, disclosure, commercialization or exploitation of, or otherwise relating to, any Personal Information or Company Data, and (iii) will not give rise to any right on the part of any person to impair any such rights or impose any such obligations or restrictions.

3.15Contracts.

(a)Schedule 3.15(a) sets forth a correct and complete list of all of the following Contracts to which the Company is a party or to which any of the Company’s assets or properties are subject (together with each other Contract made available to Parent to which the Company is a party or to which any of the Company’s assets or properties are subject, collectively, the “Company Contracts”) as of the date hereof, and under which any party thereto has continuing obligations:

(i)all Contracts for the purchase of inventory, supplies, goods, equipment or other personal property, or for the receipt of services, in each case, which are expected to provide for annual payments by the Company in excess of $50,000, other than purchase orders entered into in the ordinary course of business;

(ii)all Contracts with any customer and its Affiliates with aggregate revenue in excess of $1,000,000 for the 12-month period ended December 31, 2024, other than purchase orders and similar Contracts;

(iii)all Contracts imposing a Lien (other than Permitted Liens) on any of the assets or properties of the Company or under which the Company has any Liability or obligation for any material Funded Indebtedness;

(iv)all Contracts having as their subject any (A) acquisition or disposition of any material portion of any assets,  securities or other business of any Person (other than purchases of tangible assets and property in the ordinary course of business), (B) merger, consolidation or other business combination, or (C) series or group of related transactions or events of a type specified in clauses (A) and (B);

(v)all Contracts concerning the establishment or operation of a partnership, joint venture or profit sharing arrangement, excluding any confidentiality or non-disclosure agreements relating to a partnership or joint venture not established or operated;

(vi)all Contracts containing covenants that restrict the ability of the Company to (A) compete with any Person in any product line or line of business or in any geographic area, (B) acquire any product or other asset from any Person, (C) sell, transfer, pledge or otherwise dispose of any product or other asset, (D) perform services for any Person, or (E) solicit or hire the services or employment of any Person;

(vii)all Contracts with respect to any employment, change of control, or severance agreements (other than agreements with employees setting forth an at-will relationship without liability to the Company upon termination thereof (other than pursuant to the Company’s severance policies or pursuant to applicable Law));

(viii)all Contracts with individual independent contractors or consultants;

(ix)all Contracts under which the Company has made any advance, loan or extension of credit to any Person (except for advances made to employees for reimbursable travel and other business expenses in the ordinary course of business);

(x)all Contracts that (A) contain most favored nation pricing provisions, (B) grant exclusivity rights to any vendor of products or services purchased by the Company, (C) contain any right of first refusal to acquire any assets of the Company, or (D) impose any minimum purchase obligations on the Company;

(xi)any lease, rental agreement, license, installment and conditional sale Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any personal property (except personal property leases and installment and conditional sales agreements having aggregate annual payments of less than $50,000);

(xii)all Contracts for capital expenditures by the Company in excess of $100,000;

(xiii)any broker, franchise, marketing, advertising, management, service, dealer, sales agency, consulting or other similar type of Contract;

(xiv)all Contracts that provide for the license of any Intellectual Property by the Company to any third party or by a third party to the Company, in each case which contemplates or results in license fees of more than $50,000 per annum;

(xv)all Contracts with Stockholders, their Affiliates (other than the Company) or any member of the immediate family of any officer, director or employee of the

Company (other than Company Plans and Contracts disclosed, or not required to be disclosed, under Section 3.15(a)(vii));

(xvi)all collective bargaining or union agreements;

(xvii)all Contracts under which the Company has an obligation with respect to an “earn-out,” contingent purchase price or similar contingent payment obligation;

(xviii)the Leases;

(xix)all Contracts with a Material Customer or Material Supplier;

(xx)all shipping Contracts; and

(xxi)any legally binding commitment to enter into any of the foregoing.

(b)Each Company Contract is in full force and effect and is the legal, valid and binding obligation of the Company and, to the Knowledge of the Company, the other parties thereto, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by an Enforceability Exception. To the Knowledge of the Company, no event has occurred which, with or without notice or lapse of time or both, would reasonably be expected to give any Person the right to cancel, modify or terminate any Company Contract. The Company has not provided, and has not received, any written or, to the Knowledge of the Company, oral notice of termination, cancellation, non-renewal, or material modification with respect to any Company Contract. No material breach or default by the Company under any Company Contract has occurred and is continuing, and to the Knowledge of the Company, no material breach or default by any other Person under any Company Contract has occurred and is continuing. The Company has made available to Parent complete and correct copies of each Company Contract, together with all amendments, annexes, exhibits, schedules or other supplements thereto.

3.16Absence of Certain Changes or Events.  From the Balance Sheet Date through the date of this Agreement (a) there has not been any Material Adverse Effect, and (b) the Company has in all material respects conducted the Business in the ordinary course of business. Without limiting the generality of the foregoing, since the Balance Sheet Date to and including the date of this Agreement, except as set forth on Schedule 3.16, the Company has not:

(i)amended any provision of its Organizational Documents or adopted or carried out any plan of complete or partial liquidation or dissolution;

(ii)issued, sold, granted, pledged, encumbered or otherwise disposed of, or granted options, warrants or other giths to purchase, any Equity Securities or debt securities;

(iii)formed or merged any Subsidiary of the Company;

(iv)(A) made any declaration or payment of or set aside funds for, any dividend or other distribution with respect to any of its Equity Securities (other than cash Tax, compensatory and other distributions by the Company to Stockholders paid prior to the Closing, to the extent such distributions results in a reduction of Closing Date Cash and Cash Equivalents), or (B) cancelled, repurchased, redeemed, or otherwise acquired any of its Equity Securities or debt securities;

(v)become liable in respect of any guarantee of Funded Indebtedness or incurred, assumed or otherwise become liable in respect of any Funded Indebtedness;

(vi)(A) merged or consolidated with any Person, (B) acquired any material assets, except in the ordinary course of business, or (C) made any loan, advance or capital contribution to, acquired any Equity Securities of, or otherwise made any investment in, any business entity;

(vii)permitted any of its material assets to become subject to a Lien (other than a Permitted Lien) or sold, leased, licensed or otherwise disposed of any of its material assets;

(viii)suffered any material loss, destruction, damage or eminent domain taking (in each case, whether or not insured) affecting any Real Property;

(ix)made or committed to make any capital expenditures exceeding $100,000;

(x)entered into, materially amended or terminated, modified or waived, or given notice of any such action with respect to, any Company Contract or any Contract that would be a Company Contract if such Contract was in effect as of the date hereof;

(xi)given any termination notice to, or received any termination notice from, any customer or former customer of the Business;

(xii)materially increased any benefits under any Company Plan or materially increased, or committed to materially increase, the amount of wages, salary, bonuses, incentives, commissions, fringe benefits, severance or other compensation, benefits, or remuneration payable or paid, whether conditionally or otherwise, to any employee, officer, manager, director or consultant of the Company (other than any increase in benefits or compensation required pursuant to applicable Law, the terms of an existing Company Plan or an existing employment or other agreement with any current or former director, officer, employee or consultant or as provided in the ordinary course of business);

(xiii)taken any action to accelerate any payment or benefit, the vesting, payment or funding (through a grantor trust or otherwise) of any equity, equity-based, or non-equity based award, or other payment or benefit, payable or to become payable to any current or former employee, officer, manager, director or consultant of the Company (other than as required pursuant to applicable Law or the terms of an existing Company Plan);

(xiv)implemented any mass layoff, plant closure, group termination, or other material reduction in force with respect to, or which otherwise could affect, any employee of the Company;

(xv)made any loans or advances to any current or former employee, officer, manager, director or consultant of the Company, other than advances for reimbursable travel and other business expenses incurred in the ordinary course of business;

(xvi)hired, engaged or terminated any senior management level employee having a title of Vice President or higher (or performing services ordinarily performed by a person having such title);

(xvii)entered into any severance agreement with, or granted any change in control, severance or termination pay or benefits to, any director, manager, officer, group of employees or independent contractor other than as required by any Company Plan or any agreement in effect on the date hereof;

(xviii)established, entered into, adopted, terminated or materially amended any Company Plan or plan, program, policy, practice, agreement or arrangement that would be a Company Plan if it had been in effect as of the date hereof (other than as required pursuant to applicable Law);

(xix)entered into, amended or extended any collective bargaining agreement or other similar Contract with a Union;

(xx)made any material change in its methods of accounting or accounting practices other than changes required by GAAP, applicable Law or Governmental Authority;

(xxi)made any material change in the Company’s policies with respect to the payment of accounts payable or accrued expenses or the collection of the accounts receivable or other receivables, including any acceleration or deferral of the payment or collection thereof, as applicable, in each case, other than in the ordinary course of business;

(xxii)made any change in the manner in which the Company generally extends discounts or credits to customers, other than in the ordinary course of business;

(xxiii)sold, leased, subleased or otherwise granted any Person the right to use or occupy any Real Property, or acquire any additional owned or leased real property;

(xxiv)(A) changed any material Tax election, (B) changed any annual Tax accounting period, (C) changed any material method of Tax accounting, (D) filed any amended Tax Return, (E) entered into any “closing agreement” with any Taxing Authority, (F) settled any claim or assessment in respect of any amount of Tax, or (G) consented to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

(xxv)cancelled, satisfied or discharged any material debts or claims or amended, terminated or waived any material claims or rights, other than in the ordinary course of business or as expressly set forth in the Financial Information;

(xxvi)sold, assigned, licensed, abandoned or otherwise disposed of any Intellectual Property except for non-exclusive licenses or sublicenses in the ordinary course of business;

(xxvii)failed to maintain the effectiveness of material patents and material trademarks included in the Owned Intellectual Property, including by failing to make any requisite filings, renewals, or payments with applicable patent and trademark offices in applicable jurisdictions;

(xxviii)settled or compromised any pending or threatened Actions; or

(xxix)entered into any Contract to do any of the things referred to in Sections 3.16(i) through 3.16(xxviii).

3.17Books and Records; Bank Accounts. The minute books and records of the Company are complete and correct in all material respects. At the Closing, all such books and records will be in the possession of the Company. Schedule 3.17 sets forth a complete list, as of the date hereof, of all bank accounts and safe deposit boxes maintained by or for the benefit of the Company and the names of Persons having signature authority with respect thereto or access thereto.

3.18Tax Matters.

(a)All income and other material Tax Returns required to be filed on or prior to the date hereof by the Company have been timely filed (giving effect to any applicable extensions), and all such income and other material Tax Returns were true, correct and complete in all material respects when filed. All income and other material Taxes due and payable by the Company, whether or not shown on such Tax Returns, have been timely paid. The Company has provided or made available to the Parent complete copies of all communications with any Governmental Authority regarding any proposed, pending, or ongoing Tax Action received since December 31, 2020. The Company has provided or made available to the Parent complete copies of all relevant communications with any Governmental Authority regarding any ongoing Tax Action.

(b)The Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, officer, member, or other third party, and complied with all material information reporting (including Internal Revenue Service Forms W-2, 1099 and 1042 related to any material amounts) and backup withholding requirements, including maintenance of required records with respect thereto.

(c)All Tax deficiencies and assessments that have been asserted against the Company by any Taxing Authority have been paid or settled such that no amount remains owing and the Company has not received any written request for information related to Tax matters that has not been resolved.

(d)No written claim has been made in the past three years by any Taxing Authority in any jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(e)There are no ongoing Actions by any Taxing Authority against the Company in respect of any Tax or Tax Return.

(f)There are no outstanding Liens for Taxes upon the assets of the Company other than any Permitted Liens.

(g)The Company is not party to any contractual obligation relating to Tax indemnity, Tax distribution, Tax gross-up, Tax sharing or Tax allocation, in each case, other than pursuant to a Contract entered into in the ordinary course of business the principal purpose of which is not the indemnification of Taxes.

(h)The Company has not waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which has not expired.

(i)The Company is not and has not been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(j)The Company has never been a member of an “affiliated group” within the meaning of Code Section 1504(a) filing a consolidated federal income Tax Return (or any similar provision of Law). The Company does not have any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of Law) or otherwise as a transferee or successor, by contract (other than a Contract entered into in the ordinary course of business the principal purpose of which is not the indemnification of Taxes) or otherwise.

(k)The Company is not required to include any material amount in taxable income or exclude any material item of deduction or loss from taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (1) installment sale or open transaction disposition made on or prior to the Closing Date, (2) prepaid amount, advance payment, or deposit received or deferred revenue accrued on or prior to the Closing Date outside the ordinary course of business, (3) improper use of accounting method or change in method of accounting for a taxable period ending on or prior to the Closing Date, (4) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign income Tax laws) executed on or prior to the Closing Date, (5) intercompany transaction entered into prior to the Closing or excess loss account in existence as of the Closing, in each case, described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax Law), or (6) income inclusion pursuant to Sections 951 or 951A of the Code with respect to any interest held in a “controlled foreign corporation” (as that term is defined in Section 957 of the Code) on or before the Closing Date including, without limitation, any currently owing, accrued or deferred items of income pursuant to Section 965 of the Code, and the IRS has not proposed to the Company in writing any such adjustment or change in accounting method.

(l)The Company has not claimed or received any Tax credits under the CARES Act or any corresponding or similar provision of state, local or non-U.S. Law.

(m)The Company does not own (directly or indirectly) any equity interests in any other Person. The Company is not a party to any joint venture, partnership, other arrangement or contract which is treated as a partnership for federal income Tax purposes.

(n)All transactions that could give rise to an underpayment of Tax (within the meaning of Section 6662 of the Code) were reported by the Company in a manner for which there is substantial authority or were adequately disclosed on the Tax Returns as required in accordance with Section 6662(d)(2)(B) of the Code.

(o)The Company is not subject to Tax in any country (or any political subdivision thereof), other than the country of the Company’s formation, by virtue of having a permanent establishment (within the meaning of an applicable Tax treaty), office, or fixed place of business in such country.

(p)Since formation, the Company has been properly treated as a C corporation for U.S. federal income Tax purposes.

(q)The Company has not requested or received a ruling from any Governmental Authority or signed any binding agreement with any Governmental Authority that might reasonably be expected to affect the amount of Tax due from the Company after the Closing Date. No power of attorney with respect to Taxes has been executed or filed with any Governmental Authority by or on behalf of the Company that is still in effect and will remain in effect following the Closing.

(r)The Company and its Subsidiaries do not have any material property or obligation, including uncashed checks to vendors, customers, or employees, non-refunded overpayments, credits, or unclaimed accounts or intangibles that are currently escheatable or reportable as unclaimed property to any Government Authority under any applicable escheatment, unclaimed property, or similar Laws.

(s)The Company has not distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

Notwithstanding anything that may be to the contrary contained in this Agreement, (i) except for Sections 3.18(k) and (q), no representation or warranty is made with respect to any Taxes that may accrue in (or any Tax position that can be taken with respect to) any taxable period (or any portion of a taxable period) that begins after the Closing Date, and (ii) no representation or warranty is made with respect to the amount or availability in any taxable period (or portion thereof) beginning after the Closing Date of any net operating loss, capital loss, Tax credit, Tax basis or other Tax asset or attribute of the Company from a Pre-Closing Tax Period.

3.19Environmental Matters. Except as set forth on Schedule 3.19:

(a)The Company is currently, and since January 1, 2019, has been in material compliance with all material Environmental Laws and has not received from any Person any (i) Environmental Notice or Environmental Claim, or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

(b)The Company has obtained and is in material compliance with all material Environmental Permits necessary for the ownership, lease, operation or use of the business or assets of the Company and conduct of the Business as currently conducted, and all such Environmental Permits are in full force and effect and shall be maintained in full force and effect by the Company through the Closing Date in accordance with Environmental Law. To the Company’s Knowledge no condition, event or circumstance related to any Environmental Law or Environmental Permit exists that would reasonably be expected to prevent, impede or materially increase the costs of, after the Closing Date, the ownership, lease, operation or use of the business or assets of the Company and conduct of the Business as currently conducted. With respect to any such Environmental Permits, to the Company’s Knowledge, there are no conditions, events or circumstances that are expected to prevent or impede the transferability of the same, nor has the Company received any Environmental Notice or written communication regarding any material adverse change in the status or terms and conditions of the same.

(c)No real property currently or formerly owned, operated, or leased by the Company is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.The Company has not received any Environmental Notice or Environmental Claim regarding potential material Liabilities with respect to any off-site treatment, storage or disposal facilities or any other locations used by the Company for disposition of Hazardous Substances.

(d)(i) There has been no Release of Hazardous Substances in material contravention of Environmental Laws with respect to the business or assets of the Company, or any real property currently or formerly owned, operated or leased by the Company, and (ii) the Company has not received an Environmental Notice that any real property currently owned, operated, or leased by the Company (including soils, groundwater, surface water, buildings, and other structures located on any such real property) has been contaminated with any Hazardous Substances, in each case of (i) or (ii) which would reasonably be expected to result in a material Environmental Claim against, or a material violation of Environmental Laws or term of any Environmental Permit.

(e)The Company has not retained or assumed, by contract or operation of Law, any material Liabilities of (or to) any third parties or Governmental Authority under Environmental Law.

(f)The Company has provided correct and complete copies of: (i) any and all material environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the business or assets of the Company, or any currently or formerly owned, operated or leased real property of the

Company, which are in the possession or control of the Company related to compliance with Environmental Laws, Environmental Claims or an Environmental Notice or the Release of Hazardous Substances; and (ii) any and all material documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control pollution and/or emissions, manage waste or otherwise ensure compliance with current or future Environmental Laws (including costs of remediation, mitigation, corrective actions, pollution control equipment and operational changes).

3.20Labor Relations; Employee Matters.

(a)There are, and since January 1, 2022 there have been, no work slowdowns, lockouts, stoppages, picketing or strikes pending, or to the Knowledge of the Company, threatened between the Company and its employees. To the Knowledge of the Company: (i) no employee of the Company is represented by a labor union, works council, or a committee or representatives elected by employees or labor organizers (collectively, a “Union”); (ii) no petition has been filed or proceedings instituted by an employee or group of employees of the Company with any labor relations board seeking recognition of a bargaining representative; and (iii) there is no organizational effort currently being made or threatened by, or on behalf of, any Union to organize employees of the Company. Since January 1, 2022, the Company has not been, and is not currently, a party to, or otherwise subject to, any collective bargaining agreement or other Union Contract.

(b)The name of each employee of the Company and each individual independent contractor performing services for the Company as of the date of this Agreement, together with the position, date of hire or engagement, location (city and state), annual rate of compensation (or with respect to employees compensated on an hourly or per diem basis, the hourly or per diem rate of compensation), amount of accrued and unused vacation time, sick time and/or paid time off, current employment or leave status (e.g., active or inactive, salaried or hourly, full time or part time), visa status (if applicable), status as exempt or non-exempt from overtime pay, and estimated or target annual incentive compensation (including bonuses and commissions) of each such employee or contractor shall be set forth in that certain employee and contractor list letter dated as of the date hereof and delivered by the Company to Parent. Except as set forth on Schedule 3.20(b), each employee of the Company retained in the United States is authorized to work in the United States, is employed at-will and none of such employees of the Company in the United States is a party to an employment agreement or contract with the Company providing for separation payments upon termination except pursuant to the Company’s existing severance policies. The Company is not delinquent in payments to any employee of the Company or other individual who has performed service for the Company for wages, salary, commissions, bonuses, fees, or other compensation for any services performed.

(c)The Company is in compliance in all material respects with all applicable Laws relating to labor and employment, including all applicable Laws relating to equal opportunity, discrimination, harassment, retaliation, disability, labor relations, unfair labor practices, hours of work, overtime pay, vacation, payment of wages, immigration, workers compensation, working conditions, worker health and safety, family and medical leaves, plant mass layoffs or plant closings, independent contractor classification, and employee terminations, and no claim, investigation or audit has been asserted or, to the Knowledge of the Company, threatened against the Company, with respect thereto. Since January 1, 2022, the Company has not received written notice of the intent of any Governmental Authority responsible for the enforcement of labor or employment laws to conduct an investigation or audit with respect to or relating to employees and, to the Company’s Knowledge, no such investigation or audit is in progress. Since January 1, 2022 there have been no Actions brought against the Company, nor to the Company’s Knowledge, are any such Actions currently pending or threatened to be brought or filed by or on behalf of any current or former employee of the Company.

(d)Except as set forth on Schedule 3.20(d), none of the employees of the Company is entitled to receive any payments related to, or triggered by, the execution of, or the consummation of the transactions contemplated by, this Agreement, and the Company has not received written, or to the Company’s Knowledge, oral notice from any employee that such employee intends to terminate employment with the Company as a result of or in connection with the transactions contemplated by this Agreement.

(e)Each employee of the Company who is classified as exempt from overtime under the federal Fair Labor Standards Act or any comparable state or local Law concerning overtime is so properly classified.

(f)To the Knowledge of the Company, no employee of the Company is (i) bound by or otherwise subject to any Contract with any former employer materially restricting him or her from performing his or her duties with the Company, or (ii) in breach of any Contract with any former employer or other Person concerning Intellectual Property or confidentiality due to his or her activities as an employee of the Company.

(g)Since January 1, 2022, the Company has not effectuated a “plant closing” or “mass layoff” as defined in the WARN Act or any similar Law.

3.21Employee Benefit Plans.

(a)Schedule 3.21(a) sets forth a complete list of each Employee Plan that is sponsored, maintained or contributed to by the Company or any of its ERISA Affiliates, or with respect to which the Company is otherwise a party or has any Liability (whether actual or contingent), for the benefit of any employee, officer, director, manager, independent contractor or consultant of the Company (each, a “Company Plan”). With respect to each Company Plan, the Company has delivered or made available to Parent, as applicable, (i) a correct and complete copy of such plan, (ii) the most recent IRS determination or opinion letter, if applicable, (iii) the current summary plan description and any summary of material modification, if applicable, (iv) the most recent annual report on Form 5500 (or equivalent if required under applicable Law) and all attachments thereto filed with IRS with respect to such Company Plan (if applicable), (v) the most recent actuarial testing and (vi) all insurance Contracts, policies and administrative agreements.

(b)With respect to each Company Plan, (i) each such Company Plan is maintained and operated in all material respects in accordance with its terms and applicable Law, including ERISA and the Code; (ii) each such Company Plan intended to qualify under Section 401(a) of the Code has received a determination letter from the IRS to the effect that the Company Plan is qualified under Section 401 of the Code or such Company Plan utilizes a prototype or volume submitter form plan document and the prototype plan’s sponsor has received a favorable opinion or advisory letter from the IRS; (iii) no material claim (other than routine claims for benefits) or lawsuit is pending or, to the Knowledge of the Company, threatened against or in respect of any such Company Plan; and (iv) the Company Plan is not under audit or investigation and, to the Company’s Knowledge no such audit or investigation is threatened, by the IRS, the U.S. Department of Labor, or any other Governmental Authority.

(c)With respect to each Company Plan, the Company does not contribute to or have any liability with respect to any plan subject to Section 412 of the Code or Title IV of ERISA, including any “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code). No Company Plan provides welfare benefit plan benefits or coverage for any current or former employee of the Company following termination of employment, except as may be necessary to meet the requirements of applicable Law, including continuation coverage required under Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code or similar provisions of applicable state Laws.

(d)Except as set forth on Schedule 3.21(d), the consummation of the transactions contemplated by this Agreement will not (i) give rise to any material Liability under any Company Plan, (ii) increase the amount or accelerate the time of payment of compensation or benefits due to any employee of the Company, (iii) entitle any employee of the Company to severance pay, unemployment compensation or any other payment, or (iv)  result in any “excess parachute payments” to any “disqualified individuals” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which the Company is a party or by which it is otherwise bound to compensate any Person in respect of Taxes pursuant to Section 4999 of the Code.

(e)Except as required under Section 4980B of the Code or Section 601 et seq. of ERISA or comparable state Law, no Company Plan provides material benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment.

(f)Each Company Plan that constitutes a “nonqualified deferred compensation plan” within the meaning of such terms under Section 409A of the Code is in operational and documentary compliance with the requirements of Section 409A of the Code, and the Company has no obligation to pay any “gross up” for any Taxes with respect to any such plan.

(g)No Company Plan is a defined benefit pension plan subject to Title IV of ERISA or the minimum funding requirements of Sections 412 or 430 or the Code or Section 302 of ERISA.

3.22Certain Business Relationships with Related Parties.  No Related Party of the Company, directly or indirectly, (a) owns any property or right, tangible or intangible, which is used in the Business, (b) has any claim or cause of action against the Company, (c) owes any money to, or is owed any money by, the Company, except for wages earned but not yet due and payable arising in the ordinary course pursuant to ordinary course employment relationships, or (d) is a party to any Contract with the Company.

3.23Customers and Suppliers.

(a)Schedule 3.23 sets forth a correct and complete list of the names of the 30 largest customers of the Company (as measured by revenue) for the fiscal year ended December 31, 2024 and the three-month period ended March 31, 2025 (collectively, the “Material Customers”) together with the corresponding aggregate amount of revenue recognized by the Company from each such customer during each of the fiscal year ended on December 31, 2024 and the three-month period ended March 31, 2025, and the 10 largest suppliers of the Company (as measured by the aggregate cost of items or services purchased for the fiscal year ended on December 31, 2024 and for the three month-period ended March 31, 2025) (collectively, the “Material Suppliers”) together with the corresponding aggregate cost of items or services purchased by the Company from each such supplier during each of the fiscal year ended on December 31, 2024 and the three-month period ended March 31, 2025.

(b)Except as set forth on Schedule 3.23(b), (i) no Material Customer or Material Supplier has ceased doing business with or materially reduced its business with the Company from levels in effect in the 12-month period ended December 31, 2024 or during the three-month period ended March 31, 2025, or notified the Company in writing that it will stop buying or selling, as the case may be, products or services, or otherwise cease doing business or materially reduce its business with the Company (whether as a result of the consummation of the transaction contemplated by this Agreement or otherwise), or materially reduce the price it will pay, or materially increase the price it will charge, for such products or services, nor has any such customer or supplier notified the Company in writing or, to the Company’s Knowledge, orally of its intention to do so, and (ii) the Company has not ceased doing business with or materially reduced its business with any Material Customer or Material Supplier from levels in effect in the 12-month period ended December 31, 2024 or during the three-month period ended March 31, 2025, or notified any Material Customer or Material Supplier that it will stop buying or selling, as the case may be, products or service, or otherwise cease doing business or materially reduce its business with any Material Customer or Material Supplier (whether as a result of the consummation of the transaction contemplated by this Agreement or otherwise), or materially reduce the price it will charge, or materially increase the price it will pay, for such products or services, nor has the Company notified any Material Customer or Material Supplier of its intention to do so.

3.24Insurance.  Schedule 3.24 sets forth a true and complete list, as of the date hereof, of all policies of insurance currently maintained by or for the benefit of the Company or under which the Company is a named insured or otherwise is a beneficiary of coverage (collectively, the “Policies”), including the name of the insurer, the policy number, the policy period and the amount of coverage. Insurance has been maintained by or on behalf of the Company as required pursuant to the Company Contracts. The Company has made available to Parent correct and complete copies of the Policies. All premiums due and payable under the Policies have been paid, and such Policies or extensions or renewals thereof in the amounts described are valid, binding and enforceable against the Company and, to the Company’s Knowledge, the counterparties thereto, and are in full force and effect and will be outstanding and duly in full force and effect without interruption until the Closing Date. None of the Company or, to the Knowledge of the Company, the counterparties to the Policies are in material default under the Policies. As of the date hereof, no written notice or other communication of cancellation, non-renewal or termination, or premium increases (other than annual increases in the ordinary course of business) has been received by the Company with respect to any such Policy (except Policies replaced in the ordinary course of business). There are no pending claims by the Company to which any insurer under any Policy has provided written notice denying or disclaiming coverage, or reserving rights with respect to such claim or such Policy in general.

3.25Anti-Bribery and Anti-Money Laundering Compliance.  Since January 1, 2022, none of the Company or any of its officers, directors, managers, employees, consultants or agents, nor to the Knowledge of the Company, any third party acting on behalf of the Company, has, in violation of applicable Law, offered, gifted or promised, directly or knowingly through another person, anything of value to any Government Official, for the purpose of (a) influencing any act or decision of such Government Official in his or her official capacity, inducing such Government Official to do or omit to do any act in violation of their lawful duty, or securing any improper advantage for the Company, or (b) inducing such Government Official to use his or her influence to affect or influence any act or decision of any Governmental Authority, in the case of each of (a) and (b) in order to assist the Company in obtaining or retaining business. The Company has complied with the applicable provisions of the U.S. Bank Secrecy Act and USA PATRIOT Act of 2001, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time, the United Kingdom Bribery Act of 2010, all other national, international and transnational Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions, and other applicable anti-money laundering Laws and applicable anti-corruption Laws. The Company utilizes controls, procedures and an internal accounting controls system designed to provide, and which are reasonably expected to provide, reasonable assurance that violations of applicable anti-bribery or anti-money laundering Laws will be prevented and detected.

3.26Sanctions.  Neither the Company, nor any of its officers, directors or employees or acting on behalf of the Company, has taken, committed to take or been alleged to have taken any action which would cause the Company to be in violation of any economic and financial sanctions Laws (and the regulations promulgated thereunder) administered, enacted, or enforced by any U.S. Governmental Authority or any applicable Law of similar effect of any other jurisdiction (collectively, “Sanctions Laws”), and, to the Company’s Knowledge, no such action has been taken by any of its agents, representatives or other Persons acting on behalf of the Company. The Company has adopted, implemented and maintained policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance with Sanctions Laws.

3.27Inventory; Accounts Receivable.  All inventory (including finished goods inventory and work in process inventory) of the Company (a) is current, non-obsolete, saleable, or usable (and not in excess of the needs of the Company) in the ordinary course of business, (b) to the Company’s Knowledge, consists, in all material respects, of a quality and quantity saleable or usable by the Company in the ordinary course of business, (c) to the extent now on hand and purchased after the Balance Sheet Date, was purchased in the ordinary course of business, and (d) has been valued in accordance with GAAP. All accounts receivable reflected on the Interim Financial Information have arisen in the ordinary course of business, represent legal, valid, binding and enforceable obligations owed to the Company and, subject only to reserves for bad debts set forth on the Interim Financial Information, and, are not, to the Company’s Knowledge, subject to any contests, claims, counterclaims or setoffs.

3.28Brokers.  Other than Houlihan Lokey, the Company is not obligated to pay the commissions, fees or expenses of any broker, finder, investment bank or similar agent in connection with the transactions contemplated by this Agreement.

3.29Confidentiality.  The Company has not released any third party from the confidentiality provisions of any agreement to which the Company is a party and which was entered into in connection with the consideration of an Acquisition Transaction.

3.30No Other Representations and Warranties.  None of Stockholders, the Company or any of their respective partners, directors, officers, employees, advisors, managers, agents, stockholders, members, consultants, investment bankers, brokers, representatives, controlling Persons or Affiliates, agents or other representatives makes or has made, and none of them shall be deemed to have made, nor has Parent relied on, any representation or warranty, express or implied, with respect to the Company, its business or the transactions contemplated hereby, other than those expressly made by the Company in this Article III (as qualified by the Company Disclosure Schedules).

3.31No Reliance.  (a) Neither the Company, nor Holder Representative, nor any Stockholder (each, a “Seller Party”) is relying on any representations or warranties of any kind or nature (whether written or oral, express or implied) relating to Parent or Merger Sub, their business or otherwise in connection with the transactions contemplated hereby, including with respect to the accuracy or completeness of any information regarding the Parent or Merger Sub furnished or made available to any Seller Party, other than those made by the Parent and Merger Sub expressly set forth in Article IV, and (b) the Seller Parties acknowledge and agree that no Person has been authorized by Parent or Merger Sub to make any representation or warranty relating to Parent or Merger Sub, their businesses, or otherwise in connection with the transactions contemplated hereby, including with respect to the accuracy or completeness of any information regarding Parent or Merger Sub furnished or made available to a Seller Party, except as set forth in Article IV and, if made, no Seller Party is relying on and must not rely on such representation or warranty. The Company and the other Seller Parties are relying solely upon the Buyer Parties’ representations in Article IV in entering into this Agreement.

Article IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub (each, a “Buyer Party” and together, the “Buyer Parties”) hereby represents and warrants to the Company that:

4.1Organization.  Each Buyer Party is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power to own, lease and operate its property and to carry on its business as now being conducted. Each Buyer Party is duly qualified or licensed to do business, and is in good standing, in each jurisdiction in which the failure to be so qualified or licensed would reasonably be expected to have a material adverse effect on the ability of Parent to consummate the transactions contemplated by this Agreement (a “Parent Material Adverse Effect”). Parent owns all of the outstanding equity interests of Merger Sub, free and clear of all Liens. Merger Sub was formed solely for the purpose of engaging in the Merger, and Merger Sub will not have any liabilities or obligations of any nature other than those incident to its formation and pursuant to the Merger, and prior to the Effective Time, will not have engaged in any other business activities other than those relating to the Merger.

4.2Authority; No Conflict; Required Filings and Consents.

(a)Each Buyer Party has all requisite power and authority to execute and deliver this Agreement and each Transaction Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each Buyer Party of this Agreement and each Transaction Document to which such Buyer Party is or will be a party, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of such Buyer Party and its equityholders, as applicable. This Agreement and each other Transaction Document to which a Buyer Party is a party have been, and each other Transaction Document to which a Buyer Party will be a party will be at or prior to the Closing, duly executed and delivered by such Buyer Party, and assuming the due authorization, execution and delivery of the other parties hereto or thereto, constitutes or will constitute a legal, valid and binding obligation of such Buyer Party, enforceable against such Buyer Party in accordance with its terms, except as such enforceability may be limited by an Enforceability Exception.

(b)Neither the execution and delivery by each Buyer Party of this Agreement or the other Transaction Documents to which it is or will be a party, nor the performance of its obligations hereunder or thereunder, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by it with any of the provisions hereof or thereof will (i) materially contravene, conflict with, or result in any material violation or material breach of any provision of such Buyer Party’s Organizational Documents, (ii) violate any Law applicable to such Buyer Party, or (iii) conflict with or result in a breach of, or give rise to a right of termination of, or accelerate the performance required by the terms of any Governmental Order, or any material agreement to which such Buyer Party is party or constitute a default thereunder, except in each case as would not reasonably be expected to have a Parent Material Adverse Effect.

(c)None of the execution and delivery by each Buyer Party of this Agreement, the performance of its obligations hereunder, or the consummation of the transactions contemplated hereunder requires or will require any consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or third party, except for (i) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws and similar Laws of any foreign country, and (ii) those where the failure to obtain or make, as applicable, such consent, approval, order or authorization of, or registration, declaration or filing would not have a Parent Material Adverse Effect.

4.3Adequate Funds; Solvency.

(a)Parent has and will have at the Closing, (i) sufficient cash, available lines of credit or other sources of immediately available funds to pay the Closing Date Payments and any amounts that may become due pursuant to Section 2.6(e) and to consummate the transactions contemplated by this Agreement, and (ii) all the resources and capabilities (financial and otherwise) to perform its obligations hereunder. Parent has not undertaken any action or omitted to take any action of any kind, and is not contemplating or aware of any act or omission of any kind, in either case which would impair or delay the ability of Parent to consummate the transactions contemplated by, or perform its obligations under, this Agreement. Parent acknowledges that its obligations under this Agreement, including its obligation to pay the Closing Cash Purchase Price and to procure the R&W Policy, are not conditioned upon or subject to the availability of funds to Parent.

(b)As of the Closing, and, after giving effect to all of the transactions contemplated by this Agreement, and assuming the representations of the Company contained in this Agreement are true in all material respects, Parent will be Solvent. For purposes of this Section 4.3, “Solvent” means that, with respect to any Person and as of any date of determination, (i) the amount of the “present fair saleable value” of the assets of such Person, will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise,” as of such date, as such quoted terms are generally determined in accordance with applicable federal Laws governing determinations of the insolvency of debtors, (ii) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its indebtedness as its indebtedness becomes absolute and matured, (iii) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business, and (iv) such Person will be able to pay its liabilities, including contingent liabilities, as they mature.

4.4Litigation.  There is no Action pending or, to the Knowledge of Parent, threatened against Parent or any of its Affiliates which has had or would have a Parent Material Adverse Effect or challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

4.5Investment Purpose.

(a)Parent is acquiring the Company solely for its own account for investment purposes and not with a view to, or for sale in connection with, any distribution thereof in violation of any Law (including the Securities Act of 1933 (the “Securities Act”)), and Parent is an “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act.

(b)Parent acknowledges that the Company’s equity interests are not registered under the Securities Act or any other applicable securities or “blue-sky” Laws, and that such equity interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and pursuant to any other applicable securities or “blue-sky” Laws.

(c)Parent understands that the Merger contemplated pursuant to the terms of this Agreement involves substantial risk. Purchaser has experience as an investor in securities of issuers such as the securities being transferred pursuant to this Agreement and acknowledges that it can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that Parent is capable of evaluating the merits and risks of its investment in the Company. The overall commitment of Parent to investments which are not readily marketable is not disproportionate to the net worth of Parent, and Parent’s acquisition of equity of the Company will not cause such overall commitment to become excessive. In reaching an informed decision to consummate the Merger, Parent has sufficient information to evaluate the merits and risks of an investment in the Company and Parent has had the opportunity to ask questions, and representatives of the Stockholders and the Company have fully and satisfactorily answered such questions, which Parent or duly authorized representatives of Parent desired to ask concerning the Company and its equity interests.

(d)Parent acknowledges that the transactions contemplated under this Agreement not been accomplished by general solicitation or the publication of any advertisement, including any advertisement, article, notice or other communication published in any newspaper, magazine or similar media, or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

4.6Brokers. Neither Parent nor any of its Affiliates is obligated to pay the fees or expenses of any broker, finder, investment bank or similar agent in connection with the transactions contemplated by this Agreement for which the Company or any Stockholder may become liable.

4.7Independent Investigation; No Reliance.  Each of the Buyer Parties acknowledges and agrees that:

(a)Such Buyer Party has conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company, and, in making their determination to proceed with the transactions contemplated by this Agreement and the other Transaction Documents, each Buyer Party and its Affiliates (i) have relied solely on the results of their own respective independent investigation and verification and the representations and warranties of the Company expressly and specifically set forth in Article III (as qualified by the Company Disclosure Schedules), and (ii) have not relied on the accuracy or completeness of any other information provided to (or otherwise acquired by) any Buyer Party or any of its Affiliates. Each Buyer Party is knowledgeable about the industries in which the Company operates, is capable of evaluating the merits and risks of the transactions contemplated by this Agreement, is able to bear the substantial economic risk of such investment for an indefinite period of time and can afford to lose the entirety of its investment in the Company. The Company has provided to each Buyer Party and its representatives the opportunity to ask questions of the officers and management employees and to acquire additional information about the business and financial condition of the Company.

(b)In connection with its investigation of the Company and its business, each Buyer Party has received from the Company and its Affiliates and agents certain projections, forward looking statements and other forecasts and estimates, including projected financial statements, cash flow items, certain business plan information and other data of the business of the Company. Each Buyer Party acknowledges that, except for the representations and warranties of the Company set forth in Article III (as qualified by the Company Disclosure Schedules), (i) there are uncertainties inherent in attempting to make such projections, forward looking statements, forecasts, estimates and plans and, accordingly, it is not relying on them, (ii) it is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, forward looking statements, forecasts, estimates and plans so furnished to it (including the reasonableness of the assumptions underlying such projections, forward looking statements, forecasts, estimates and plans) and (iii) it shall have no claim against anyone with respect to any of the foregoing.  Accordingly, each Buyer Party acknowledges that none of the Company or any of its Affiliates has made any representation or warranty with respect to such projections and other forecasts and plans except for the representations and warranties of the Company set forth in Article III (as qualified by the Company Disclosure Schedules).

(c)(i) No Buyer Party is relying on any representations or warranties of any kind or nature (whether written or oral, express or implied) relating to the Company, its business or otherwise in connection with the transactions contemplated hereby, including with respect to the accuracy or completeness of any information regarding the Company furnished or made available to any Buyer Party, other than those made by the Company expressly set forth in Article III (as qualified by the Company Disclosure Schedules), (ii) no Person has been authorized by the Company to make any representation or warranty relating to the Company, its business, or otherwise in connection with the transactions contemplated hereby, including with respect to the accuracy or completeness of any information regarding the Company furnished or made available to a Buyer Party, except as set forth in Article III (qualified by the Company Disclosure Schedules) and, if made, no Buyer Party is relying on and must not rely on such representation or warranty, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to it are not and shall not be deemed to be or to include representations, warranties, covenants or agreements of the Company or any of its Affiliates, except for the representations and warranties of the Company set forth in Article III (as qualified by the Company Disclosure Schedules). The Company is relying solely upon the Buyer Parties’ representations in Article IV in entering into this Agreement.

4.8R&W Policy.  Parent has obtained and bound, as of the date hereof, a representations and warranties insurance policy in the form attached hereto as Exhibit G (the “R&W Policy”), which R&W Policy shall be in full force and effect as of immediately following the Closing.

4.9No Other Representations and Warranties. None of Parent, Merger Sub or any of their respective partners, directors, officers, employees, advisors, managers, agents, stockholders, members, consultants, investment bankers, brokers, representatives, controlling Persons or Affiliates, agents or other representatives makes or has made, and none of them shall be deemed to have made, nor has the Company or any Stockholder relied on, any representation or warranty, express or implied, with respect to Parent or Merger Sub, their businesses or the transactions contemplated hereby, other than those expressly made by Parent and Merger Sub in this Article IV.

Article V.

CERTAIN AGREEMENTS OF THE PARTIES

5.1Access to Information Pending the Closing.

(a)From the date hereof through the earlier of the Closing or the termination of this Agreement in accordance with Article VII, and except to the extent a Buyer Party is in breach of this Agreement, the Company shall: (i) permit Parent and its authorized representatives to have reasonable access during normal operating hours to the records and books of account of the Company relating to any pre-Closing period (the “Records”) and executive, financial, tax, human resource and operations personnel of the Company, and (ii) furnish Parent with such additional financial, operating, and other data and information as Parent may reasonably request with respect to the Company; provided that such access (A) does not interfere with or disrupt the normal operations of the Company, (B) no Buyer Party shall contact or have any discussions with any of the suppliers, vendors, distributors, customers, lessors, lenders, business relations, consultants, directors or employees of the Company regarding the Business of the Company or the transactions contemplated by this Agreement without the prior written consent of the Company, and (iii) shall be subject to any applicable legal or contractual confidentiality restrictions; and provided further that the foregoing access does not include the right to (w) take any samples or conduct any invasive environmental tests, reviews or investigations, (x) have access to any information the disclosure of which is competitively sensitive, restricted by contract or applicable Law or which could result in the waiver of any privileges, (y) have access to any know-how or other proprietary knowledge of the Company, or (z) any access prohibited by the terms of any real property leases to which the Company is a party.

(b)With respect to any discussions consented to pursuant to Section 5.1(a), Parent agrees to conduct such discussions with reasonable discretion and sensitivity to the Company’s relationships with its suppliers, vendors, distributors, customers, lessors, lenders, business relations, consultants, directors and employees.

(c)The Parties acknowledge and agree that the confidentiality and nondisclosure agreement dated October 31, 2024 by and between the Company and Parent (the “Confidentiality Agreement”) shall continue in full force and effect in accordance with is terms, notwithstanding the execution and delivery of this Agreement; provided, that if the Closing shall occur, the Confidentiality Agreement shall automatically terminate at the Closing and be of no further force or effect.

5.2Operations Pending the Closing. From the date hereof through the earlier of the Closing or the termination of this Agreement in accordance with Article VII, unless Parent shall otherwise consent in writing (which consent will not be unreasonably withheld, conditioned or delayed), and except (a) as otherwise expressly permitted or required by this Agreement, or (b) as is necessary or reasonably appropriate to comply with applicable Law, the Company shall (i) conduct the Business in the ordinary course of business, (ii) use commercially reasonable efforts to preserve the business organization, taken as a whole, to keep available the services of its current officers and to preserve the goodwill of and maintain satisfactory relationships with those Persons having business relationships with the Company, (iii) not take or omit to be taken any action which would reasonably be expected to result in a Material Adverse Effect, and (iv) not take or omit to take any action which, if taken after the Balance Sheet Date and prior to the date hereof, would have been required to be disclosed on Schedule 3.16 pursuant to Section 3.16. The Company shall not take, and shall cause the Company Subsidiaries to not take, any action after the Purchase Price Measurement Time that would have resulted in a change to the amount of the Purchase Price had such action been taken at or prior to such time.

5.3Business Records.

(a)From and after the Closing, the Company shall make available to the Holder Representative and its accountants, agents and representatives any and all books, records, Contracts, in electronic form, and other information of the Company existing at the Closing to the extent reasonably requested by the Holder Representative in connection with any Tax Return preparation or other reasonable purpose, provided, that (i) such access does not unreasonably interfere with the normal business operations of Parent or the Surviving Corporation, and (ii) such access occurs in such a manner as Parent reasonably determines to be appropriate to protect the confidentiality of the transaction contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, neither Parent nor the Surviving Corporation will be required to disclose any information to Holder Representative or Holder Representative’s representatives if such disclosure would (x) result in the loss of any attorney-client or other legal privilege or (y) contravene any applicable Law.

(b)The Company shall hold all of the books and records of the Company existing on the Closing Date and not destroy or dispose of any thereof until the 7th anniversary of the Closing Date.

5.4Best Efforts. Each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement and to cause the conditions set forth in Article VI to be satisfied.

5.5Director and Officer Indemnification.

(a)For a period of six (6) years after the Closing Date, Parent will not, and will not permit the Surviving Corporation to, amend, repeal, or otherwise modify any provision in the Company’s Organizational Documents relating to the exculpation or indemnification of any officers or directors, in each case in a manner that would adversely affect the rights of such officers or directors (unless required by Law), it being the intent of the Parties that the officers and directors of the Company will continue to be entitled to such exculpation and indemnification to the fullest extent permitted by applicable Law (the “D&O Indemnification Rights”); provided, however, that with respect to any claim for indemnification by any Parent Indemnified Party under Article VIII or other claims arising under this Agreement (the “Agreement Claims”), such officers and directors shall only be entitled to such rights to the extent necessary to receive and maintain coverage under the applicable D&O Tail Policy and shall not otherwise be entitled to make any claim for indemnification or advancement for the Agreement Claims against any of Parent or any of its Affiliates (including the Surviving Corporation) by reason of the fact that such person was a director or officer of the Company.

(b)The Company shall purchase, at or prior to the Closing, at the Company’s sole cost and expense, (i) a customary “tail” policy providing director and officer, employment practices and fiduciary liability insurance coverage for a period of six (6) years after the Closing Date for the benefit of those directors and officers who are covered by the Company’s director and officer, employment practices and fiduciary liability insurance policies as of the date of this Agreement or at the Closing (the “D&O Tail Policy”). The Company shall also purchase, at or prior to the Closing, at the Parent’s sole cost and expense, with respect to matters occurring prior to the Closing, (ii) a cyber liability tail policy with a claims period of at least three (3) years from the Closing Date from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to cyber liability insurance, and (iii) an errors and omission tail policy with a claims period of at least three (3) years from the Closing Date from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to errors and omissions liability insurance (each of the foregoing clauses (i) – (ii) together with the D&O Tail Policy, a “Tail Policy” and collectively, the “Tail Policies”). The D&O Tail Policy purchased by the Company shall provide coverage that is at least equal to the coverage provided under the Company’s corresponding insurance policy in effect as of the Closing Date.

(c)This Section 5.5 shall survive the consummation of the Merger, is intended to benefit the officers and directors of the Company, shall be binding on all successors and assigns of Parent and the Company and shall be enforceable by the officers and directors of the Company who are express third party beneficiaries of this Section 5.5.

5.6Certain Tax Matters.

(a)Tax Returns.  Parent shall timely prepare, or cause to be timely prepared, and timely file, or cause to be timely filed, all Tax Returns of the Company and its Subsidiaries first required to be filed after the Closing Date for Pre-Closing Tax Periods and Straddle Periods (such Tax Returns, the “Parent Tax Returns”). All such Parent Tax Returns shall be prepared and filed in a manner consistent with past practices of the Company and its Subsidiaries unless otherwise required by applicable Law; provided that, any and all Transaction Tax Deductions reflected on such Parent Tax Returns shall be allocated to the Pre-Closing Tax Period to the maximum extent permitted by applicable Law. Parent shall (A) submit a copy (including copies of any relevant supporting work papers relating thereto) of a draft of each Parent Tax Return to Holder Representative for its review and comment at least 15 Business Days prior to the due date (including extensions) of such Parent Tax Returns (except that in the case of (1) a Parent Tax Return due within 90 days following the Closing Date and (2) a Parent Tax Return that is required to be filed more frequently than annually, the copy (including copies of any relevant supporting work papers relating thereto) shall be provided to Holder Representative at least 10 Business Days prior to the due date for filing (inclusive of extensions)), and (B) consider in good faith any comments that are provided thereto by Holder Representative prior to the due date for filing (inclusive of extensions) the applicable Parent Tax Return. If Parent does not intend to incorporate any comments timely provided by Holder Representative under the immediately preceding sentence, then Parent shall promptly inform Holder Representative of such intent, and Holder Representative and Parent shall attempt in good faith to resolve any disputes with respect thereto. If Parent and Holder Representative are unable to resolve any such disputes within 30 days of Holder Representative having provided any timely comments to Parent (or within such longer or shorter period as Parent and Holder Representative may mutually agree), then the disputed item(s) (and only the disputed item(s)) shall be resolved by the Accounting Firm in accordance with the requirements and principles of this Section 5.6 and the procedures set forth in Section 2.6(d)(ii) mutatis mutandis. If any items with respect to a Parent Tax Return remain in dispute as of the due date (including extensions) of such Parent Tax Return, then such Parent Tax Return shall be timely filed as initially prepared by the Parent (as modified to reflect any changes agreed with respect thereto by Holder Representative and Parent), subject to the amendment thereof, if necessary to reflect any resolution of the disputed items.

(b)Post-Closing Limitations. Except with respect to any VDAs entered into under Section 5.6(h), Parent shall not, and shall not cause or permit the Company, its Subsidiaries or any of Parent’s Affiliates to, without prior written consent of Holder Representative (such consent not to be unreasonably withheld, conditioned or delayed), (i) make, change, revoke, rescind or file any Tax election that has any effect (including retroactive effect) in any Tax period ending on or before the Closing Date, (ii) (A) refile, revoke, amend or otherwise modify (or grant an extension of any applicable statute of limitations period with respect to) any Tax Return filed by or with respect to the Company or its Subsidiaries with respect to a Tax period ending on or before the Closing Date, or (B) except with respect to Tax Returns filed under Section 5.6(a), file any Tax Return for the Company or its Subsidiaries with respect to a Tax period ending on or before the Closing Date, (iii) file for, or otherwise request from any Taxing Authority, any administrative ruling (including a private letter ruling or change of method of accounting) regarding any Taxes or Tax Returns of the Company or its Subsidiaries for any Tax period ending on or before the Closing Date, (iv) change any current practice or procedure or accounting method of the Company or its Subsidiaries for a Tax period ending on or before the Closing Date, (v) (A) initialize or otherwise approach any Taxing Authority regarding any voluntary disclosure (or similar) agreement or procedure related to any Tax Returns or Taxes of the Company or its Subsidiaries for any Tax period ending on or before the Closing Date, or (B) file an IRS Form 8952 reflecting Taxes to be paid with respect to any Tax period ending on or before the Closing Date, (vi) take any actions or omit to take any actions on or after the Closing Date that could reasonably be expected to increase the amount of Taxes for which Stockholders are liable (including pursuant to this Agreement) for a Tax period ending on or before the Closing Date, or (vii) make or file any election under Section 336(e) or 338(g) of the Code (or any similar provision of state, local or foreign Law) with respect to the acquisition of the Company pursuant to this Agreement. For purposes of this Section 5.6(b), the Parties agree that Holder Representative’s failure to provide its consent to any of the actions set forth in this Section 5.6(b) shall be deemed unreasonable if such action is required by applicable Law (determined at a “should” (or higher) level of comfort).

(c)Transfer Taxes. Parent, on the one hand, and the Stockholders, on the other hand, shall each be responsible for one-half of the transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated hereby. The Party required by applicable Law to prepare any Tax Returns related to such Taxes shall prepare, or cause to be prepared, and file, or cause to be filed, such Tax Returns (and the other Parties shall cooperate with respect thereto as necessary).

(d)Tax Contests. Parent, on the one hand, and Holder Representative, on the other hand, shall promptly notify each other upon receipt by such party of written notice of any proceeding, judicial or administrative, involving Taxes of the Company or any of its Subsidiaries or any audit, examination, Action, deficiency asserted or assessment made by any Taxing Authority with respect to the Company or any of its Subsidiaries for any Pre-Closing Tax Period and any Straddle Period (each, a “Tax Contest”). If a Tax Contest (i) relates to a taxable period ending on or before the Closing Date, and (ii) could affect the determination of the Final Purchase Price or otherwise affect Taxes for which the Stockholders are liable under this Agreement (including Article VIII), Holder Representative (or its designee(s)) shall have the right to, at its election, conduct and control the defense of such Tax Contest, and Parent shall, and shall cause the relevant entity to, provide Holder Representative (or its designee(s)) with all necessary powers of attorney and other necessary documents and assistance to allow Holder Representative (or its designee(s)) to effectively conduct and control such defense; provided that, (i) Parent (or its designee) shall have the right (but not the obligation) to participate in such Tax Contest, and (ii) such Tax Contest shall not be settled, compromised or resolved without Parent’s prior written consent, which consent shall not be unreasonably conditioned, withheld or delayed. Parent shall control any Tax Contest not controlled by Holder Representative (or its designee(s)) pursuant to this Section 5.6(d); provided that, if such Tax Contest would reasonably be expected to result in a decrease of the Final Purchase Price (as finally determined), or an increase in any Tax liability that is imposed on or payable by any Stockholder (or a direct or indirect owner of a Stockholder), including (without limitation) under Article VIII (x) Holder Representative (or its designee) shall have the right (but not the duty) to participate in such Tax Contest and (y) such Tax Contest shall not be settled, compromised or resolved without Holder Representative’s prior written consent, which consent shall not be unreasonably conditioned, withheld or delayed. Notwithstanding this Section 5.6(d), any Tax Contest with respect to VDAs shall be governed by Section 5.6(h).

(e)Cooperation. Parent and its Affiliates (including, after the Closing, the Company and its Subsidiaries), on the one hand, and Holder Representative, on the other hand, shall cooperate fully in (i) the preparation of all Tax Returns for any Pre-Closing Tax Periods and (ii) the conduct of any Tax Contests, in each case for which one Party could reasonably require the assistance of the other Party in obtaining any necessary information with respect to Taxes with respect to the Company and its Subsidiaries or the transactions contemplated by this Agreement. Such cooperation shall include, but not be limited to, furnishing prior years’ Tax Returns with respect to the Company and its Subsidiaries illustrating previous reporting practices or containing historical information relevant to the preparation of such Tax Returns, and furnishing such other information within such Party’s possession reasonably requested by the other Party as is necessary for the preparation of the Tax Returns or the conduct of the Tax Contest with respect to the Company and its Subsidiaries or the transactions contemplated by this Agreement. The Party requesting such cooperation shall pay the reasonable out-of-pocket third-party expenses incurred by the other Party (or its Affiliates) in complying with such request.

(f)Intended Tax Treatment; Straddle Period Taxes. Notwithstanding anything to the contrary in this Agreement, the Parties intend and agree that (x) as a result of the Transaction, the Company will join the Parent’s consolidated tax group and, as a result, the tax year of the Company will end for U.S. federal (and applicable state and local) income tax purposes as of the end of the Closing Date, and if the Company is permitted but not required under any applicable Law to treat the Closing Date as the last day of a taxable period, each Party shall, and shall cause its Affiliates to, treat the Closing Date as the last day of that taxable period, (y) no ratable election under Treasury Regulations Section 1.1502-76(b)(2)(ii)(D) (or any comparable provision of state, local or other applicable Law) shall be made, and (z) to the maximum extent permitted by applicable Law, any and all Transaction Tax Deductions shall be allocated to a taxable period (or portion thereof) ending on or prior to the Closing Date, including to the maximum extent permitted under Treasury Regulations Section 1.1502-76(b)(1)(ii)(A) (and similar provisions of state, local and other applicable Law). For purposes of this Agreement, if, notwithstanding the immediately preceding sentence, it is necessary to determine the liability for Taxes for a Straddle Period, the portion of any Taxes that are payable for a Straddle Period that relate to a Pre-Closing Tax Period shall (i) in the case of Taxes charged on a periodic basis (such as ad valorem or property Taxes), be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days of the portion of such Straddle Period in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period and (ii) in the case of any other Taxes, be deemed equal to the amount which would be payable computed on a closing of the books basis as if the relevant Tax period ended on the Closing Date; provided, however, that depreciation, amortization and cost recovery deductions will be taken into account in accordance with the principles of clause (i); and provided, further, that notwithstanding the foregoing or anything to the contrary in this Agreement, (1) all Taxes arising from transactions occurring or actions taken outside the ordinary course of business following the Closing but before the end of the Closing Date shall be deemed to be attributable to a tax period following the Closing Date, and (2) all Transaction Tax Deductions shall be treated as deductible in a taxable period ending on or before the Closing Date, and shall be reflected as a deduction on the Tax Returns of the Company and its Subsidiaries for such taxable period, to the maximum extent permitted under applicable Law.

(g)Tax Refunds. Except to the extent that any such amounts have been taken into account in the computation of Closing Date Funded Indebtedness or Closing Net Working Capital in a manner that affected the Final Purchase Price or arises as the result of a carryback of losses, credits or similar items from a taxable period beginning after the Closing Date or a portion of a Straddle Period beginning on the day after the Closing Date, Stockholders shall be entitled to all Tax refunds received (and credits claimed in lieu thereof) by Parent, the Company or any of their Affiliates after the Closing Date which relate to (i) Taxes paid by or on behalf of the Company for any Pre-Closing Tax Period on or prior to the Closing Date (including those that are taken into account in calculating the Final Purchase Price) and/or (ii) Taxes described in Section 8.2(a)(vi) or for which the Stockholders may be liable under this Agreement (including under Article VIII) (any such refund or credit a “Tax Refund”). Parent shall reasonably cooperate to make any filings required to obtain any such Tax Refund reasonably promptly and shall pay over to Stockholders any such Tax Refund promptly (but in all cases within five Business Days) after receipt of such Tax Refund from the applicable Governmental Authority (or claim of such Tax Refund on a Tax Return) provided that the amount of such Tax Refund to which the Stockholders are entitled pursuant to this Section 5.6(g) shall be reduced by (x) any Taxes of Parent and its Affiliates (including the Company) attributable to such Tax Refund, and (y) any reasonable out-of-pocket costs and expenses incurred by Parent and its Affiliates (including the Company) in obtaining such Tax Refund. In the event that any refund of Taxes for which a payment has been made pursuant to this Section 5.6(g) is subsequently reduced or disallowed, the Stockholders shall indemnify and hold Parent and its Affiliates (including the Company) harmless for any Taxes (plus any interest, penalties and additions to Tax imposed thereon) assessed against Parent or its Affiliates (including the Company) by reason of the reduction or disallowance. To the extent permitted by applicable Law, Parent shall, or shall cause the Company or its Subsidiaries to, request a refund in cash (rather than a credit or offset in lieu of a refund) with respect to amounts that are for the benefit of Stockholders under this Section 5.6(g).

(h)State and Local Sales Tax Remediation.  Notwithstanding anything in this Agreement to the contrary, as promptly as practicable following the Closing Date, at the direction and control of Parent, the Company will initiate the process for entering into a VDA with respect to each of the Specified States (but only with the Specified States), including, if applicable, by preparing a draft letter or application in accordance with the respective Specified State’s voluntary disclosure program. After initiating such process for entering into a VDA, Parent shall use commercially reasonable efforts to cause the Company to promptly provide any necessary information and documents to the applicable Specified State in order to negotiate and finalize and enter into a VDA with each such Specified State as promptly as practicable.

5.7Release. With effect from and after the Closing, except (i) for any claims, causes of action, rights or obligations arising under this Agreement or any Transaction Document, (ii) any rights to indemnification or exculpation provided in the Organizational Documents or otherwise in effect on the date hereof, or claims with respect thereto, (iii) claims of such Releasing Party for wages, bonuses and benefits earned prior to or in connection with the Closing, (iv) claims of such Stockholder Releasing Party for wages, bonuses or benefits payable under such Person’s existing employment arrangement with the Company, or (v) claims under the “tail” insurance policy acquired pursuant to the Merger Agreement or other insurance policies of the Company, (A) each Stockholder, on behalf of himself, herself or itself and each of his, her or its heirs, administrators, executors, trustees, beneficiaries, successors and assigns, and other Persons that have or could potentially derive rights through them (the “Releasing Parties”) hereby irrevocably waives, releases, forever discharges and covenants not to sue the Company, the Surviving Corporation and their current or former officers, directors, employees, partners, members, managers, owners, agents, representatives, successors and assigns (the “Released Parties”) from and with respect to any and all claims, obligations, suits, judgments, damages, demands, debts, Contracts, rights, causes of action, and Liabilities, of any kind or nature, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, whether or not hidden or concealed, then existing in law, equity or otherwise, which the Releasing Party now have, have ever had or may hereafter have against the respective Released Parties to the extent arising contemporaneously with or prior to the Closing or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Closing.

5.8Employee Matters.

(a)For a period of 12 months after the Closing Date (to the extent employed by an Affiliate of Parent during that period), Parent shall cause the Company to provide each person who is employed by the Company as of the Closing (each, a “Continuing Employee”, and collectively, the “Continuing Employees”) (i) base compensation that is no less favorable to the Continuing Employee than the base compensation made available to such person immediately prior to the Closing Date, and (ii) benefits (including retirement, health and welfare (including medical, dental, vision and prescription benefits covering each Continuing Employee and their eligible spouses and dependents), paid time off and fringe benefits, severance policies, bonus plans, and general employment or engagement policies and procedures, as applicable, but excluding any equity-based compensation) that in the aggregate are comparable to the benefits made available to such persons immediately prior to the Closing Date. Notwithstanding the foregoing, nothing in this Section 5.8(a) shall prevent Parent from making any change required by applicable Law. For the avoidance of doubt, Parent shall be liable for all (and Stockholders shall in no event be liable for any) compensation payable, benefits accrued, and/or expenses and liabilities incurred on or after the Closing Date with respect to the Continuing Employees, including any medical or life insurance, retirement, severance or fringe benefits.

(b)With respect to each employee benefit plan, program, policy and arrangement maintained by Parent in which the Continuing Employees participate on or after the Closing Date (“Buyer’s Plans”), Parent shall, to the extent permitted under such plans: (i) waive all active-at-work requirements, waiting periods, coverage exclusions, pre-existing condition limitations on coverage, or similar limitations with respect to participation and coverage requirements applicable to each such Continuing Employee, (ii) with respect to medical plans, provide such Continuing Employee with credit for any co-payments, deductibles and co-insurance paid (to the same extent such credit is given under a similar Company Plan for the plan year beginning September 1, 2025) in satisfying any applicable deductible or out-of-pocket requirements under Buyer’s Plans, including reimbursement of any out-of-pocket payments made in excess of such requirements, and (iii) recognize all service of such Continuing Employee with the Company, and its Affiliates as of the Closing Date for eligibility, vesting and accrual purposes under the Buyer’s Plans; provided, however, that the foregoing shall not apply to the extent it would result in a duplication of benefits.

(c)Nothing contained in this Section 5.8 shall create any beneficiary rights in any employee or former employee (including any spouse or dependent thereof) of the Company  or in any Continuing Employee in respect of continued employment for any specified period of any nature or kind whatsoever. Notwithstanding anything to the contrary in this Agreement, no provision of this Agreement is intended to, or does, constitute the establishment of, or an amendment to, any employee benefit plan or any Company Plan.

5.9Contact with Customers and Business Relations.  From the date hereof through the earlier of the Closing or the termination of this Agreement in accordance with Article VII, except for contact in the ordinary course of Parent’s and its Affiliates’ businesses consistent with past practices in which Parent and its Affiliates do not disclose the transactions contemplated by this Agreement, Parent is not authorized to and shall not (and shall not permit any of its Affiliates or their respective representatives to) contact any employees, customers, vendors or other material business relation of the Company without the prior written consent of Holder Representative.

5.10Further Assurances.  From and after the Closing, upon the request of either Holder Representative or Parent, each of the Parties shall, and shall cause its Affiliates to, do, execute, acknowledge and deliver all such further acts, assurances, deeds, assignments, transfers, conveyances and other instruments and papers as may be reasonably required or appropriate to carry out the transactions contemplated hereby.

5.11No Shop.

(a)From and after the date of this Agreement and until the earlier of the Closing or the termination of this Agreement in accordance with Article VII, the Company and the Stockholders shall not, and shall not permit the Company’s or any of the Stockholders’ respective Affiliates, officers, managers, directors, employees, representatives, investment bankers, financial advisors or other agents to, solicit, encourage, initiate, authorize, recommend or engage in discussions or negotiations with, or provide any information to or enter into any Contract with any Person (other than Parent or its Affiliates and their respective representatives) concerning any purchase of the Company’s equity interests or any merger, sale of assets or similar transaction involving the Company (each such acquisition transaction, an “Acquisition Transaction”); provided, however, for the avoidance of doubt, any sale or license of products and services of the Company’s business to customers in the ordinary course of business, shall not constitute an Acquisition Transaction hereunder.

(b)Immediately upon execution of this Agreement, the Company shall, and shall cause its officers, managers, directors, employees, representatives, investment bankers, financial advisors or other agents to, (i) terminate any and all existing discussions or negotiations with any Person other than Parent and its Affiliates regarding an Acquisition Transaction and (ii) request that each Person to which the Company, or any of its officers, managers, directors, employees, representatives, investment bankers, financial advisors or other agents, has provided information relating to the Company and has afforded access to, and engaged in discussions with, in connection with a proposed Acquisition Transaction, promptly return or destroy any such information in accordance with the terms of the confidentiality agreement such Person entered into with the Company.

5.12Termination and Settlement of Affiliate Arrangements.  Except with respect to the Contracts and arrangements set forth on Schedule 5.12, prior to or effective as of the Closing, the Company shall cause all relevant parties to cancel and terminate all Contracts or other arrangements and settle any accounts receivable or payable with respect to the Company, on the one hand, and a Stockholder or any Affiliates of a Stockholder (other than the Company), on the other hand.

5.13WARN Act.  During the 90 day period following the Closing, Parent shall not implement, or permit the Company to implement, any plant closings, mass layoffs, employee layoffs, or similar events that, taking into consideration employment terminations occurring 90 days prior to Closing, require the issuance of notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN Act”).

5.14Notification.

(a)From and after the date of this Agreement and until the earlier of the Closing or the termination of this Agreement in accordance with Article VII, Parent and the Company shall, (i) confer on a regular basis to discuss operational matters and the general status of ongoing operations, (ii) notify Parent of any emergency or other change in the ordinary course of business or in the operation of the properties of the Company and of any complaints, investigations or hearings by, or any written notice concerning the transactions contemplated by this Agreement received from, any Governmental Authority (or communications in writing indicating that the same may be contemplated) or Actions involving any material property of the Company, and will keep Parent appropriately informed of such events and permit the representatives of Parent reasonable access to all materials prepared in connection therewith, and (iii) notify Holder Representative of any complaints, investigations or hearings by, or any written notice concerning the transactions contemplated by this Agreement received from, any Governmental Authority (or communications in writing indicating that the same may be contemplated), and will keep Holder Representative appropriately informed of such events and permit the representatives of Holder Representative reasonable access to all materials prepared in connection therewith; provided that, with respect to clauses (ii) and (iii), such access shall not include the right to any information or materials the disclosure of which is restricted by Contract or applicable Law or which would result in the waiver of any privileges.

(b)From and after the date of this Agreement and until the earlier of the Closing or the termination of this Agreement in accordance with Article VII, the Company shall promptly notify Parent (i) if any representation or warranty made by the Company in this Agreement was, when made, or has subsequently become, untrue in any material respect, (ii) of the occurrence or non-occurrence of any event which has caused or may reasonably be expected to cause any condition to the obligations of Parent and Merger Sub to effect the transactions contemplated by this Agreement not to be satisfied, or (iii) of the failure of the Company or Holder Representative to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any Party to effect the transactions contemplated hereby not to be satisfied. The delivery of any notice pursuant to this Section 5.14(b) shall not be deemed to modify the representations and warranties in Article III for purposes of Article VI or Article VIII.

5.15Written Consent. Promptly after execution of this Agreement, the Company will, via an information statement that complies with applicable Law and the Organizational Documents, recommend to the Stockholders the approval and adoption of this Agreement, the Merger and the other transactions contemplated herein. Within twenty-four hours following the execution and delivery of this Agreement, the Company shall deliver to Parent a written consent of the Stockholders (the “Written Consent”) holding at least the number and class of shares of Company Capital Stock sufficient to constitute the Required Stockholder Approval.

5.16Public Announcements.  No press release or public announcement related to this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby, shall be issued or made by any Party (nor will any Party permit any of its Affiliates or advisors to do any of the foregoing) without the prior written approval of Parent and Holder Representative (in each case, not to be unreasonably withheld, conditioned or delayed), except (a) to the extent required by applicable Law (including the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) or the rules and regulations of any national securities exchange on which Parent’s shares of capital stock are listed, in which case the Party proposing to issue such press release or make such public announcement shall, to the extent not prohibited by Law, allow Parent or Holder Representative, as applicable, to review and comment on any such press release or public announcement, (b) for any disclosure made in connection with the enforcement of any right or remedy relating to this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby, (c) in response to an inquiry by any Governmental Authority (provided that each Party shall disclose to such Governmental Authority only that information that is required to be disclosed, and shall use its reasonable efforts to consult with the other Parties prior to any such disclosure including, prior to the Closing, in accordance with Section 5.14(a)), and (d) that Stockholders that are institutional investors may identify the Company as a former portfolio company and indicate that it was sold to Parent on their websites, marketing materials and press releases, and may engage in ordinary course communications about the Company and its sale with their current and prospective shareholders, members, partners and investors, as applicable. For the avoidance of doubt, and subject to Section 5.18, in no event shall the mention or description of the transactions contemplated hereby by an executive of Parent or an Affiliate of Parent on earnings calls or similar public communications, either prior to or following the Closing, be considered a “press release or public announcement” for purposes of this Section 5.16.

5.17Pay-off Letters.  At least three (3) days prior to Closing, the Company shall deliver customary pay-off letters (collectively, the “Pay-off Letters”), each in form and substance reasonably satisfactory to Parent, from the lenders or holders of Closing Date Funded Indebtedness set forth on Schedule 5.17, signed by such lender or holder, in each case (a) specifying all amounts of Funded Indebtedness owed to such lender or holder, as well as any other amounts required to fully pay off all of such Funded Indebtedness on the Closing Date, and (b) agreeing that, upon such lender’s or holder’s receipt of the applicable pay-off amount, (i) all outstanding obligations of the Company and its Subsidiaries arising under or related to the applicable Funded Indebtedness shall be repaid and discharged in full, (ii) any Liens such lender or holder may have in connection therewith shall automatically be released and terminated in full, and (iii) Parent or its designee are authorized to file UCC terminations and other Lien releases.

5.18Confidentiality.  From and after the Closing:

(a)Each Stockholder and Holder Representative shall hold, and shall use its reasonable best efforts to cause its Affiliates, and their respective officers, directors, managers, employees and agents to hold, in strict confidence from any Person, (i) all documents and information concerning Parent, or any of Parent’s Affiliates furnished to it by Parent or Parent’s officers, directors, managers, employees, agents or Affiliates in connection with this Agreement or the transactions contemplated hereby, and (ii) all confidential information regarding the Company; provided, however, that Holder Representative shall be permitted to disclose any and all such terms or information as may be reasonably required in connection with the transaction contemplated hereby, including disclosure to their employees, consultants, legal counsel, or accountants in connection with the performance of their responsibilities described herein, including the defense of any claims brought hereunder and as is reasonable to disclose to the Stockholders regarding any claim amounts or reductions to their post-Closing distributions; and

(b)Parent shall hold, and shall use its reasonable best efforts to cause its Affiliates, and their respective officers, managers, directors, employees and agents to hold, in strict confidence from any Person, all documents and information concerning the Stockholders and the Holder Representative furnished to it by the Company or any of their respective officers, directors, managers, employees, agents or Affiliates, in connection with this Agreement or the transactions contemplated hereby; provided, however, that the foregoing restrictions shall not apply to Parent’s or any of its Affiliates’ use or disclosure of documents and information concerning the Company furnished by or on behalf of the Company;

unless in the case of either (a) or (b) above: (i) such party is compelled to disclose such documents or information by judicial or administrative process, or by other requirements of Law or any Governmental Authority, (ii) such documents or information are disclosed in an action or proceeding brought by a party in pursuit of its rights or in the exercise of its remedies hereby, or (iii) such documents or information can be shown to have been (A) previously known by the party receiving such documents or information (except with respect to subsection (a)(ii) above), (B) in the public domain (either prior to or after the furnishing of such documents or information hereby) through no fault of such receiving party or (C) later acquired by the receiving party from another source if, to the knowledge of the receiving party after reasonable inquiry, such source is not under an obligation to another party to keep such documents and information confidential.

5.19R&W Policy. As of the date of this Agreement, Parent has obtained a binder for the R&W Policy. Parent shall not amend or permit any amendment, waiver or modification of the R&W Policy in a manner adverse to Stockholders, including with respect to any of the matters set forth in this Section 5.19, and shall use its reasonable best efforts to comply with the terms of the R&W Policy so as to cause the R&W Policy to be issued following the Closing in accordance with its terms. All premiums, underwriting fees and other fees, Taxes and expenses payable in connection with the R&W Policy shall be paid directly by Parent, subject to reimbursement to the extent of Seller Transaction Expenses. Parent covenants and agrees that (a) the R&W Policy and any other representation and warranty insurance policy(ies) obtained or maintained by Parent and/or any of its Affiliates with respect to this Agreement and/or any of the transactions contemplated hereby will at all times expressly waive any right of subrogation against Stockholders and their Affiliates under this Agreement, provided that such waiver shall not apply in the case of Fraud, and (b) except as provided in clause (a) above and clause (g) of the definition of Seller Transaction Expenses, no Stockholder nor any of their Affiliates will have any liability whatsoever for or under the R&W Policy.

Article VI.

CONDITIONS TO CLOSING

6.1Conditions to Each Party’s Obligations.  The respective obligations of each of Parent and the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction prior to the Closing of the following conditions:

(a)Governmental Approvals. All authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Authority that are necessary for the consummation of the transactions contemplated by this Agreement shall have been filed, occurred or been obtained.

(b)No Injunctions or Restraints; Illegality. No Law, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing the consummation of the transactions contemplated by this Agreement shall have been issued and continue in effect; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement which makes the consummation of the transactions contemplated by this Agreement illegal.

6.2Condition to Obligations to Close of Parent.  The obligations of Parent to consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of all of the following conditions, compliance with which, or the occurrence of which, may be waived in writing at or prior to the Closing by Parent in its sole discretion:

(a)Representations and Warranties.

(i)The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations) shall be true and correct as of the Closing Date with the same effect as though made at and as of such date except (i) for those representations and warranties that address matters only as of a specified date, which representations and warranties shall be true and correct as of that specified date, except where the failure of such representations and warranties to be true and correct as of such specified date would not have, or would not reasonably be expected to have, a Material Adverse Effect, and (ii) for all other representations and warranties, where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect; provided that for purposes of this Section 6.2(a)(i), qualifications as to materiality and Material Adverse Effect contained in such representations and warranties shall not be given effect, other than the qualification as Material Adverse Effect set forth in Section 3.16.

(ii)the Company Fundamental Representations shall be true and correct in all but de minimis respects as of the Closing Date with the same effect as though made at and as of such date, except for those representations and warranties that address matters only as of a specified date, which representations and warranties shall be true and correct in all respects as of that specified date.

(b)Covenants. Holder Representative and the Company shall have performed and satisfied, in all material respects, all covenants and agreements required by this Agreement to be performed or satisfied by them at or prior to the Closing.

(c)No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(d)Closing Certificate. The Company shall have furnished to Parent a certificate executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Sections 6.2(a), (b) and (c) have been satisfied.

(e)Estimated Closing Statement. The Company shall have delivered to Parent the Estimated Closing Statement pursuant to Section 2.6(b).

(f)No Dissenting Stockholders.  No Stockholder shall have exercised, or attempted to exercise, or remain entitled to exercise, appraisal rights pursuant to Section 262 of the DGCL, or shall have otherwise brought any Action against the Company or any current or former director or officer of the Company in their capacities as such.

(g)Support Agreements. The Support Agreements shall not have been repudiated or rescinded by any party thereto and shall be in full force and effect as of the Closing.

(h)Written Consent. The Written Consent shall have been delivered, and shall be valid, binding and in full force and effect.

(i)Closing Deliveries. Other than the FIRPTA certificate described in Section 2.7(a)(v), the Company shall have delivered, or caused to be delivered, to Parent all documents or instruments set forth in Section 2.7(a).

6.3Conditions to the Obligations to Close of the Company.  The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of all of the following conditions, compliance with which, or the occurrence of which, may be waived in writing at or prior to the Closing by Holder Representative in its sole discretion:

(a)Representations and Warranties.

(i)The representations and warranties of Parent contained in this Agreement (other than the Parent Fundamental Representations) shall be true and correct as of the Closing Date with the same effect as though made at and as of such date except (i) for those representations and warranties that address matters only as of a specified date, which representations and warranties shall be true and correct as of that specified date, except where the failure of such representations and warranties to be true and correct as of such specified date would not have, or would nor reasonably be expected to have, a material adverse effect on the Parent’s ability to consummate the transactions contemplated by this Agreement, and (ii) for all other representations and warranties, where the failure of such representations and warranties to be true and correct would not have a material adverse effect on the Parent’s ability to consummate the transactions contemplated by this Agreement.

(ii)the Parent Fundamental Representations shall be true and correct in all but de minimis respects as of the Closing Date with the same effect as though made at and as of such date, except for those representations and warranties that address matters only as of a specified date, which representations and warranties shall be true and correct in all respects as of that specified date.

(b)Covenants. Parent shall have performed and satisfied, in all material respects, all covenants and agreements required by this Agreement to be performed or satisfied by it at or prior to the Closing.

(c)Closing Certificate. Parent shall have furnished to the Company a certificate executed by an authorized officer of Parent, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a) and (b) have been satisfied.

(d)Closing Deliveries. Parent shall have delivered, or caused to be delivered, to the Company all documents or instruments set forth in Section 2.7(b).

Article VII.

TERMINATION

7.1Termination of Agreement.  This Agreement may be terminated prior to the Closing only as provided below:

(a)Parent and the Company may terminate this Agreement by mutual written consent at any time prior to the Closing;

(b)Parent may terminate this Agreement by delivering written notice to Holder Representative and the Company at any time prior to Closing in the event that (i) Holder Representative or the Company is in breach of any representation, warranty, covenant or agreement contained in this Agreement that would result in an inability of Holder Representative and the Company to satisfy the condition set forth in Section 6.2(a) or Section 6.2(b), and (ii) Parent has notified Holder Representative and the Company of such breach by a written notice providing reasonable detail of the facts giving rise to the breach, and such breach has continued without cure for a period of 30 days after delivery of such notice of breach; provided, however, that Parent shall not have the right to terminate this Agreement under this Section 7.1(b) if it is then in breach in any material respect of any of its representations, warranties, covenants or agreements hereunder and such breach would prevent satisfaction of any of the Company’s conditions to close set forth in Section 6.3(a) or Section 6.3(b);

(c)the Company may terminate this Agreement by delivering written notice to Parent at any time prior to the Closing in the event that Parent is in breach of any representation, warranty, covenant or agreement contained in this Agreement that (i) would result in an inability of Parent to satisfy the condition set forth in Section 6.3(a) or Section 6.3(b), and (ii) the Company has notified Parent of the breach in a written notice providing reasonable detail of the facts giving rise to the breach, and such breach has continued without cure for a period of 30 days after delivery of such notice of breach; provided, however, that the Company shall not have the right to terminate this Agreement under this Section 7.1(c) if Holder Representative or the Company is then in breach in any material respect of any of its representations, warranties, covenants or agreements hereunder and such breach would prevent satisfaction of any of the Parent’s conditions to close set forth in Section 6.2(a) or Section 6.2(b);

(d)Parent or the Company may terminate this Agreement if a Governmental Authority shall have issued a final and non-appealable Governmental Order having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement;

(e)Parent or the Company may terminate this Agreement by providing written notice to the other Party at any time on or after May 12, 2025 in the event the Closing has not occurred prior to such date (such date, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(e) shall not be available to (i) (A) Parent, if Parent’s breach of this Agreement has been the cause of, resulted in, or materially contributed to, the failure of the Closing to have been consummated on or before the Outside Date, or (B) the Company, if a breach of this Agreement by Holder Representative or the Company has been the cause of, resulted in, or materially contributed to, the failure of the Closing to have been consummated on or before the Outside Date; or (ii) (A) Parent, if all of the conditions set forth in Section 6.1 and Section 6.2 are satisfied or waived other than those conditions that by their terms can only be satisfied simultaneously with the Closing and are fully capable of being satisfied at Closing, or (B) the Company, if all of the conditions set forth in Section 6.1 and Section 6.3 are satisfied or waived other than those conditions that by their terms can only be satisfied simultaneously with the Closing and are fully capable of being satisfied at Closing; and

(f)by Parent, if the Company has failed to deliver the Written Consent within twenty-four (24) hours after the date hereof, or, at any time prior to the Closing, the Written Consent is revoked, amended or modified.

Any Party desiring to terminate this Agreement shall give written notice of such termination to the other Parties.

7.2Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement (other than the provisions of this Article VII and Article IX, and any defined terms used in such sections, which shall survive such termination indefinitely) shall then be null and void and have no further force and effect, and all other rights and Liabilities of the Parties hereunder will terminate without any Liability of any Party to any other Party, except for liability for any willful breach of this Agreement by any Party prior to such termination (which Liability shall survive such termination until the expiration of the applicable statute of limitations).

Article VIII.

INDEMNIFICATION

8.1Survival. The representations and warranties of the Company contained in Article III and of Parent and Merger Sub contained in Article IV shall survive the Closing for a period of twelve (12) months following the Closing, except that (a) the representations and warranties contained in Section 3.18 (Tax Matters) and Section 3.21 (Employee Benefit Plans), (the “SOL Representations”) shall survive until sixty (60) days after the expiration of the applicable statute of limitations (except that representations and warranties of the Company contained the foregoing section that do not have an applicable statute of limitations shall survive the Closing for a period of thirty-six (36) months following the Closing), and (b) the Company Fundamental Representations and the Parent Fundamental Representations shall survive the Closing for a period of six years following the Closing. All covenants and agreements contained herein shall survive indefinitely unless an earlier termination is expressly specified, in which case breaches prior to termination of such covenant or agreement shall survive for a period of twelve (12) months following such termination. No claim for indemnification may be asserted under this Article VIII following the expiration of the applicable survival period, as provided in this Section 8.1, of the representation, warranty or covenant that is the basis for such claim; provided, however, that if, at any time prior to the expiration of the applicable survival period, an Indemnified Party delivers to Holder Representative or Parent, as applicable, a written notice of an alleged inaccuracy or breach of any representation or warranty or failure to perform any covenant, then the claim asserted in such notice shall survive the applicable expiration date until such time as such claim is fully and finally resolved.

8.2Indemnification.

(a)The Stockholders, subject to the limitations set forth in this Article VIII and the terms and conditions of the Escrow Agreement, shall, jointly and severally, up to the amount from time to time remaining in the Indemnity Escrow Fund, and severally and not jointly thereafter, based upon each of the Stockholders’ allocable portion of such claim set forth in the Funds Allocation as revised pursuant to Section 2.11, indemnify and defend Parent and its Affiliates (including following the Closing, the Surviving Corporation) and their respective managers, officers, directors, employees, agents, successors and assigns (the “Parent Indemnified Parties”) against, and shall hold them harmless from, any and all costs, losses, damages, liabilities, demands, actions or causes of action (including first-party and third-party claims), charges, Taxes (without duplication), interest, judgments, awards, sanctions, fines, penalties, settlements, and reasonable fees and expenses (including reasonable legal, accounting and investigation fees and expenses) in connection with any of the foregoing or similar damages incurred, sustained or suffered by them (collectively, and whether or not involving a first-party or third-party claim, “Losses”) related to, resulting from or arising out of:

(i)any breach of, or inaccuracy in, any of the representations or warranties of the Company contained in Article III both when made and as of the Closing Date, as though made on and as of the Closing Date (except to the extent such representations and warranties expressly speak as of a specific date other than the date of this Agreement, in which case a breach or inaccuracy as of such date) or any closing certificate delivered by the Company pursuant to this Agreement, in each case without giving effect to any qualifications as to materiality, Material Adverse Effect or similar qualifications contained in such representations and warranties;

(ii)the breach of any covenant, undertaking, agreement or other obligation of the Company (prior to Closing) or Holder Representative contained in this Agreement;

(iii)the (A) calculation of, the components of, and determination by the Company or Holder Representative of the Funds Allocation or the allocation of the Closing Cash Purchase Price, the Additional Merger Consideration or any other amounts payable to any Stockholder pursuant to this Agreement or the Transaction Documents, or (B) any Seller Transaction Expenses in excess of those included in the calculation of the Final Purchase Price (including any indemnification obligations of the Company in favor of Houlihan Lokey);

(iv)any claims from any Stockholder (A) asserting or attempting to exercise any dissent and appraisal rights, including pursuant to Section 262 of the DGCL, or

(B) challenging the validity or enforceability of the waiver of appraisal rights under Section 3.1 of the Stockholders Agreement (including any challenge as to whether such waiver was properly consented to or whether the formalities required by such waiver were properly followed), in each case in connection with the transactions contemplated by this Agreement;

(v)any claims from any Stockholder (A) asserting breach of fiduciary duty or similar claims against any former director or officer or Stockholder in connection with the transaction contemplated by this Agreement, or (B) any D&O Indemnification Rights;

(vi)Taxes (or the non-payment thereof) of (A) the Company and its Subsidiaries for all taxable periods or portions thereof ending on or prior to the Closing Date, other than Taxes taken into account in the calculation of Closing Date Funded Indebtedness, Closing Net Working Capital or otherwise in the calculation of the Final Purchase Price, (B) any Person for which the Company may be liable pursuant to Treasury Regulations Section 1.1502-6 (or any similar Laws), as a transferee or successor, by Contract or otherwise, which Taxes relate to an event or transaction occurring prior to the Closing, and (C) the Stockholders pursuant to Section 5.6(c);  or

(vii)the matter set forth on Schedule 8.2(a)(vii).

(b)Parent shall, subject to the limitations set forth in this Article VIII, indemnify and defend the Stockholders and their Affiliates and their respective managers, officers, directors, employees, agents, successors and assigns (the “Stockholder Indemnified Parties”) against, and shall hold them harmless from, any and all Losses related to, resulting from or arising out of:

(i)any breach of, or inaccuracy in, any of the representations or warranties of Parent and Merger Sub contained in Article IV both when made and as of the Closing Date, as though made on and as of the Closing Date (except to the extent such representations and warranties expressly speak as of a specific date other than the date of this Agreement, in which case a breach or inaccuracy as of such date) or any closing certificate delivered by Parent and Merger Sub pursuant to this Agreement, in each case without giving effect to any qualifications as to materiality, material adverse effect or similar qualifications contained in such representations and warranties; or

(ii)the breach of any covenant, undertaking, agreement or other obligation of Parent or Merger Sub contained in this Agreement.

8.3Limitations on Indemnification.

(a)Deductible Amount. Other than for Losses (i) resulting from claims brought on the basis of Fraud or willful misconduct, or (ii) incurred as a result of inaccuracies of any SOL Representations, Company Fundamental Representations or Parent Fundamental Representations, none of the Parent Indemnified Parties nor the Stockholder Indemnified Parties (as applicable, an “Indemnified Party”) shall be entitled to indemnification for any Losses pursuant to Section 8.2(a)(i) or Section 8.2(b)(i), as applicable, unless and until the aggregate amount of such Losses suffered, sustained or incurred by all of the Parent Indemnified Parties, collectively, under Section 8.2(a)(i) or all of the Stockholder Indemnified Parties, collectively, under Section 8.2(b)(i), as applicable, that would otherwise be indemnifiable exceeds $113,875 (the “Deductible Amount”), at which point the obligations to provide indemnification to the applicable Indemnified Party shall be for the aggregate amount of such Losses that are in excess of the Deductible Amount.

(b)Cap Amount. Other than for Losses (i) resulting from claims brought on the basis of Fraud or willful misconduct, or (ii) incurred as a result of inaccuracies of any SOL Representations or Company Fundamental Representations, in the case of Losses by Parent Indemnified Parties, or Parent Fundamental Representations, in the case of Losses by Stockholder Indemnified Parties, the maximum aggregate liability of the Stockholders or Parent (as applicable, the “Indemnifying Parties”) to the Parent Indemnified Parties or Stockholder Indemnified Parties, as applicable, for any Losses under Section 8.2(a)(i) or Section 8.2(b)(i), as applicable, shall not exceed the Indemnification Escrow Amount. The maximum aggregate liability of the Stockholders to any Parent Indemnified Party for any Losses under Section 8.2(a)(i) as a result of breaches or inaccuracies of any SOL Representations or Company Fundamental Representations shall not exceed the aggregate amount of the Closing Cash Purchase Price plus any Additional Merger Consideration, in each case, that is actually received.

(c)Stockholder Cap. Other than with respect to Fraud, the aggregate liability of a Stockholder under this Agreement shall not exceed such Stockholder’s portion of the Closing Cash Purchase Price plus any Additional Merger Consideration actually received by such Stockholder, it being understood that the aggregate liability of a Stockholder under this Agreement shall include such Stockholder’s portion of any amounts paid to any Parent Indemnified Party from the Indemnity Escrow Fund, as set forth in the Funds Allocation as revised pursuant to Section 2.11, pursuant to the rights of the Parent Indemnified Parties to indemnification under this Article VIII.

(d)Certain Tax Matters.  Notwithstanding anything to the contrary in this Article VIII (including, without limitation, in Section 8.2(a)(vi)) or otherwise in this Agreement, no Stockholder shall have any liability under this Article VIII or otherwise for any Losses related to Taxes (i) taken into account in the calculation of the Final Purchase Price, (ii) that are due to the unavailability in any taxable period (or portion thereof) beginning after the Closing Date of any net operating loss, capital loss, Tax credit, Tax basis or other Tax asset or attribute of the Company from a Pre-Closing Tax Period, (iii) that are attributable to any taxable period (or portion thereof) beginning after the Closing Date (other than (A) Taxes attributable to a breach of the representative and warranty contained in Section 3.18(k) or (q), and (B) any interest or penalties accruing in taxable periods (or portions thereof) beginning after the Closing Date that are attributable to Taxes for Pre-Closing Tax Periods), or (iv) that are attributable to Taxes required to be borne by Parent under Section 5.6(c).

(e)Insurance. The amount of any Losses suffered, sustained or incurred by any Indemnified Parties shall be reduced by the amount such Indemnified Parties actually recovered (after deducting all attorneys’ fees, expenses and other costs of recovery (including any deductible amount) and any resultant increase in insurance premiums of the Indemnified Party within the following 12-month period) from any insurer (excluding self insurance or captive insurance) or other Person then liable for such Losses. If any Indemnified Parties receive any amounts under insurance coverage (excluding self insurance or captive insurance) or from any Person with respect to Losses sustained at any time subsequent to any payment to such Indemnified Parties pursuant to this Article VIII then such Indemnified Parties shall promptly reimburse the applicable Indemnifying Parties (to an account designated by such Indemnifying Parties) for any payment made up to such amount received under insurance coverage. Parent will use (and will cause its Affiliates to use) commercially reasonable efforts to collect the proceeds of the R&W Policy and under any other insurance coverage then held by Parent or its Affiliates, provided that Parent shall not be obligated to commence litigation against an insurer.

(f)Limitation on Losses. In no event shall any Indemnifying Party be liable to any Indemnified Party for punitive damages except in each case, to the extent such Losses are awarded to a third party in a Third Party Claim.

(g)Identified Matters. For the avoidance of doubt, with respect to the matters identified on the Disclosure Schedules or for which there is a specific indemnity under this Agreement, any actions taken (or failures to act) shall not be considered willful misconduct for the purposes of this Agreement.

8.4Claim Procedure.

(a)Non-Third Party Claims. If a claim for Losses (a “Claim”) is to be made by any Indemnified Party that does not involve a Third Party, such Indemnified Party shall give written notice (a “Claim Notice”) to Holder Representative (and, prior to the twelve (12) month anniversary of the Closing Date, the Escrow Agent) if the Claim Notice is being given by a Parent Indemnified Party and to Parent if the Claim Notice is being given by a Stockholder Indemnified Party, in each case, within a reasonable time after such Indemnified Party becomes aware of any fact, condition or event giving rise to Losses for which indemnification may be sought under Section 8.2 (and in any case, within 14 days of such event), which Claim Notice shall specify in reasonable detail, to the extent reasonably known and practicable at such time, the amount of the Claim and each individual item of Loss included in the amount so stated, the date (if any) such item was suffered, sustained or incurred and the basis for indemnification. The failure of any Indemnified Party to give timely notice hereunder shall not affect such Indemnified Party’s rights to indemnification hereunder, except (i) to the extent the applicable Indemnifying Parties are actually prejudiced by such delay or failure, in which case the amount of reimbursement to which the Indemnified Party is entitled shall be reduced by the amount, if any, by which the Indemnified Party’s Losses would have been less had such Claim Notice been timely given or (ii) if such notice is not provided prior to the expiration of the applicable survival period for making such claim set forth in Section 8.1, in which case the Indemnifying Party shall be released from its obligations under this Article VIII in respect of such Claim. If the applicable Indemnifying Parties notify the Indemnified Party that they do not dispute the claim described in such Claim Notice or fail to respond within thirty (30) days following receipt of such Claim Notice, the Losses identified in the Claim Notice will be conclusively deemed a liability of the Indemnifying Party under Section 8.2(a) or Section 8.2(b), as applicable. If the applicable Indemnifying Parties dispute their liability with respect to such Claim or the estimated amount of such Losses pursuant to this Section 8.4 within thirty (30) days following receipt of such Claim Notice, the parties shall attempt in good faith to resolve such dispute; provided, that if such dispute has not been resolved within thirty (30)

days following receipt of such dispute of the Claim Notice, then the Indemnifying Party and the Indemnified Party may seek legal redress in accordance with Article IX.

(b)Third Party Claims.

(i)If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by a Person who is not a Party to this Agreement or an Affiliate of a Party to this Agreement against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this (a “Third Party Claim”), such Indemnified Party shall promptly give written notice thereof (a “Third Party Notice”) to Holder Representative (and, prior to the twelve (12) month anniversary of the Closing Date, the Escrow Agent) if the Third Party Notice is being given by an Parent Indemnified Party and to Parent if the Third Party Notice is being given by a Stockholder Indemnified Party, which Third Party Notice shall specify the basis for any anticipated liability and the nature of the misrepresentation, default, breach of warranty, breach of covenant or claim to which each such item is related, and will include copies of all notices and documents (including court papers) served on or received by the Indemnified Party. The failure of any Indemnified Party to give timely notice hereunder shall not affect such Indemnified Party’s rights to indemnification hereunder, except (i) to the extent such delay or failure actually prejudices the Indemnifying Parties’ ability to defend such Third Party Claim, and the amount of reimbursement to which the Indemnified Party is entitled shall be reduced by the amount, if any, by which the Indemnified Party’s Losses would have been less had such Third Party Notice been timely delivered or (ii) if such notice is not provided prior to the expiration of the applicable survival period for making such claim set forth in Section 8.1, in which case the Indemnifying Party shall be released from its obligations under this Article VIII in respect of such Claim. After receipt of a Third Party Notice, the Indemnifying Parties shall have the right, subject in all instances to the terms of the R&W Policy (including the ability of the insurer thereunder to direct and control the defense of any claims), but not the obligation, by providing written notice to the Indemnified Party, to (A) take control of the defense and investigation of such Third Party Claim at the Indemnifying Party’s sole cost and expense, (B) employ and engage attorneys of its, his or her own choice  to handle and defend the same, at the Indemnifying Party’s sole cost and expense, and (C) compromise or settle such Third Party Claim, which compromise or settlement shall be made only with the written consent of the Indemnified Party; provided, that such consent will not be required if such settlement includes an unconditional release of the Indemnified Party and provides solely for payment of monetary damages for which the Indemnified Party will be indemnified in full under this Agreement.

(ii)In the event that the Indemnifying Party desires to defend the Indemnified Party against a Third Party Claim, (A) the Indemnifying Party shall use its reasonable best efforts to defend diligently such Third Party Claim and (B) the Indemnified Party, prior to the period in which the Indemnifying Party assumes the defense of such matter, may take such reasonable actions to preserve any and all rights with respect to such matter, without such actions being construed as a waiver of the Indemnified Party’s rights to defense and indemnification pursuant to this Agreement. The Indemnified Party shall cooperate in all reasonable respects, at the Indemnifying Parties’ request, with the Indemnifying Parties and their attorneys in the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom, including, if appropriate and related to such Third Party Claim, in making any counterclaim against the third party claimant, or any cross complaint against any Person, in each case, at the expense of the Indemnifying Parties. The Indemnified Party may, at its own sole cost and expense, monitor and further participate in (but not control) the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom; provided, however, if (1) the employment of counsel shall have been authorized in writing by the Indemnifying Parties in connection with the defense of such Third Party Claim, (2) the Indemnifying Parties shall not have employed, or are prohibited under this Section 8.4 from employing, counsel in the defense of such Third Party Claim, or (3) such Indemnified Party shall have reasonably concluded that a conflict exists between the Indemnified Party and the Indemnifying Parties or there may be defenses available to the Indemnified Party that are contrary to, or inconsistent with, those available to the Indemnifying Parties, then, in any such event, the fees and expenses of not more than one additional counsel for the Indemnified Party shall be borne by the Indemnifying Parties.

(iii)Notwithstanding the foregoing, if (A) the Indemnifying Parties elect not to assume such defense and investigation or do not acknowledge in writing within a reasonable period, but no later than thirty (30) days, after receipt of the Third Party Notice their obligation to indemnify the Indemnified Party against any Losses arising from such Third Party Claim, (B) the Indemnifying Parties fail to actively and diligently conduct the defense of the Third Party Claim, with legal counsel reasonably acceptable to the Indemnified Party, (C) such Third Party Claim seeks an injunction or other equitable remedies in respect of the Indemnified Party or its business or involves any Governmental Authority, (D) such Third Party Claim is reasonably likely to result in Losses that, taken with other then existing claims under this Article VIII, would not be fully indemnifiable hereunder, (E) the Indemnified Party has been advised by counsel that an actual  exists between the Indemnified Party and the Indemnifying Parties in connection with the defense of the Third Party Claim, (F) such Third Party Claim seeks a finding or admission of a violation of Law or violation  by the Indemnified Party or any of its Affiliates, or (G) such Third Party Claim relates to any ongoing business of the Indemnified Party (which, in the case of Parent, shall include the Surviving Corporation), then the Indemnified Party shall have the right, but not the obligation (upon delivering notice to such effect to the Indemnifying Parties) to retain separate counsel of its choosing, to defend such Third Party Claim and to direct and control such defense in its sole discretion (all at the cost and expense of the Indemnifying Parties); it being understood that the Indemnified Party’s right to indemnification for a Third Party Claim shall not be adversely affected by assuming the defense of such Third Party Claim. Notwithstanding anything herein to the contrary, whether or not the Indemnifying Party shall have assumed the defense of such Third Party Claim, the Indemnified Party shall not settle, compromise or pay such Third Party Claim for which it seeks indemnification hereunder without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(iv)The Indemnified Party and the Indemnifying Parties shall use their reasonable best efforts to avoid production of confidential information (consistent with Law), and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

8.5Indemnification Payments. Any payment under this Article VIII shall be treated as an adjustment to the Closing Cash Purchase Price for Tax purposes and shall be made by wire transfer of immediately available funds.

8.6Payments Initially from Escrow.

(a)Payments Initially from Indemnity Escrow Funds.

(i)Subject to the terms and conditions of this Article VIII, any payments to be made to a Parent Indemnified Party pursuant to Section 8.2(a)(i) through 8.2(a)(vi) shall (A) first be paid to any Parent Indemnified Party from the remaining Indemnity Escrow Funds, and the Holder Representative and Parent shall promptly deliver a joint written instruction to the Escrow Agent to release and pay from the remaining Indemnity Escrow Funds to the applicable Parent Indemnified Party the amount of any such payments to be made pursuant to Section 8.2(a)(i) through (a)(vi) (B) next, payment shall be sought by recovery under the R&W Policy (which claim for recovery under the R&W Policy may be made at the same time as the claim for recovery from the Indemnity Escrow Account, if and to the extent funds are available in the Indemnity Escrow Account), and (C) then, and only to the extent there is no amount remaining from the Indemnity Escrow Fund, such payments shall be paid severally and not jointly, by the Stockholders to the applicable Parent Indemnified Party, in accordance with such Stockholder’s allocable portion of such payment set forth in the Funds Allocation as revised pursuant to Section 2.11, but only to the extent that, in the case of payments to be made pursuant to Section 8.2(a)(i) with respect to breaches of SOL Representations and Fundamental Representations or Section 8.2(a)(vi), (x) coverage under the R&W is not available, or has not funded within 270 days of the initial claim for recovery under the R&W Policy, or has been denied under the R&W Policy (other than as a result of the Indemnified Party’s Fraud), and (y) Parent has used commercially reasonable efforts to recover under the R&W Policy and kept Holder Representative apprised of such efforts (including providing written notice of any denial of coverage); provided that a Parent Indemnified Party shall not be obligated to commence litigation against an insurer.

(ii)Subject to the terms and conditions of this Article VIII, any payments to be made to a Parent Indemnified Party pursuant to Section 8.2(a)(vii) shall (A) first be paid to any Parent Indemnified Party from the remaining State Sales Tax Escrow Funds, and the Holder Representative and Parent shall promptly deliver a joint written instruction to the Escrow Agent to release and pay from the remaining State Sales Tax Escrow Funds to the applicable Parent Indemnified Party the amount of any such payments to be made pursuant to Section 8.2(a)(vii), and (B) then, and only to the extent there is no amount remaining from the State Sales Tax Escrow Fund, such payments shall be paid severally and not jointly, by the Stockholders to the applicable Parent Indemnified Party, in accordance with such Stockholder’s allocable portion of such payment set forth in the Funds Allocation as revised pursuant to Section 2.11.

(b)Indemnity Escrow Funds Distribution. On the first Business Day following the twelve (12) month anniversary of the Closing Date (the “Release Date”), (i) Holder Representative and Parent shall deliver a joint written instruction to the Escrow Agent to release and pay from the remaining Indemnity Escrow Funds an aggregate amount equal to the excess (if any) of the remaining Indemnity Escrow Funds over the aggregate amount of any then-pending claims of the Parent Indemnified Parties for indemnification or reimbursement pursuant to this Article VIII, to the account designated in writing by the Paying Agent, and (ii) the Holder Representative shall cause the Paying Agent to, subject to Section 2.9(a), promptly distribute the aggregate amount deposited with the Paying Agent pursuant to clause (i) above to the Stockholders in accordance with the Funds Allocation as revised pursuant to Section 2.11.

(c)Resolution of Indemnity Escrow Pending Claims.  Promptly following resolution of all pending claims for which amounts were held back pursuant to Section 8.6(b), (i) Holder Representative and Parent shall deliver a joint written instruction to the Escrow Agent to release and pay from the remaining Indemnity Escrow Funds an aggregate amount equal to all remaining amounts in the Indemnity Escrow Funds that are not otherwise payable to a Parent Indemnified Party pursuant to this Article VIII, to the account designated in writing by the Paying Agent, and (ii) the Holder Representative shall cause the Paying Agent to, subject to Section 2.9(a), promptly distribute the aggregate amount deposited with the Paying Agent pursuant to clause (i) above to the Stockholders in accordance with the Funds Allocation as revised pursuant to Section 2.11.

(d)State Sales Tax Escrow Funds Distribution and Resolution of Pending Claims.

(i)On the first Business Day following the twenty-four (24) month anniversary of the Closing Date (the “State Sales Tax Escrow Release Date”), (A) Holder Representative and Parent shall deliver a joint written instruction to the Escrow Agent to release and pay from the remaining State Sales Tax Escrow Funds an aggregate amount equal to the excess (if any) of the remaining State Sales Tax Escrow Funds over the aggregate amount of any then-pending claims of the Parent Indemnified Parties for indemnification or reimbursement pursuant to Section 8.2(a)(vii), to the account designated in writing by the Paying Agent, and (B) the Holder Representative shall cause the Paying Agent to, subject to Section 2.9(a), promptly distribute the aggregate amount deposited with the Paying Agent pursuant to clause (A) above to the Stockholders in accordance with the Funds Allocation as revised pursuant to Section 2.11.

(ii)Promptly following resolution of all pending claims for which amounts were held back pursuant to Section 8.6(d)(i), (A) Holder Representative and Parent shall deliver a joint written instruction to the Escrow Agent to release and pay from the remaining State Sales Tax Escrow Funds an aggregate amount equal to all remaining amounts in the State Sales Tax Escrow Funds that are not otherwise payable to a Parent Indemnified Party pursuant to this Article VIII, to the account designated in writing by the Paying Agent, and (B) the Holder Representative shall cause the Paying Agent to, subject to Section 2.9(a), promptly distribute the aggregate amount deposited with the Paying Agent pursuant to clause (A) above to the Stockholders in accordance with the Funds Allocation as revised pursuant to Section 2.11.

(iii)Every six months from and after the Closing until the State Sales Tax Escrow Release Date, Parent may, in its reasonable discretion, release a portion of the State Sales Tax Escrow Funds related to any resolved VDA with the Specified States, in which case (A) Holder Representative and Parent shall deliver a joint written instruction to the Escrow Agent to release and pay from the remaining State Sales Tax Escrow Funds an aggregate amount equal to the amount Parent has so determined to release, to the account designated in writing by the

Paying Agent, and (B) the Holder Representative shall cause the Paying Agent to, subject to Section 2.9(a), promptly distribute the aggregate amount deposited with the Paying Agent pursuant to clause (A) above to the Stockholders in accordance with the Funds Allocation as revised pursuant to Section 2.11.

8.7Exclusive Remedy. The Parties acknowledge and agree that, following the Closing, (a) the indemnification obligations of the Stockholders under this Article VIII and the remedies set forth in this Article VIII shall constitute the sole and exclusive remedies of the Parent Indemnified Parties for any breach of or inaccuracy in any representation or warranty of the Company set forth in this Agreement, and any breach, non-fulfillment or default in the performance of any covenant or agreement of the Company, Holder Representative or the Stockholders set forth in this Agreement and (b) the indemnification obligations of Parent under this Article VIII and the remedies set forth in this Article VIII shall constitute the sole and exclusive remedies of the Stockholder Indemnified Parties for any breach of or inaccuracy in any representation or warranty of Parent set forth in this Agreement, and any breach, non-fulfillment or default in the performance of any covenant or agreement of Parent set forth in this Agreement; provided, however, that the limitations set forth above shall not apply to the remedies provided in Section 2.6(d) or Section 9.9, any claims brought on the basis of Fraud or willful misconduct or enforcing any Indemnifying Party’s indemnification obligations hereunder with respect to such covenant, undertaking, agreement or other obligation.

Article IX.

MISCELLANEOUS

9.1Amendment or Waiver.  This Agreement can be amended or modified only by a written instrument executed by Parent, the Company and Holder Representative. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar) or shall constitute a continuing waiver unless otherwise expressly provided or shall be effective unless in writing.

9.2Severability.  In the event that any provision hereof would, under any applicable Law, be invalid or unenforceable in any respect, such provision shall (to the extent permitted under such applicable Law) be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, such applicable Law. The provisions hereof are severable, and in the event that any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

9.3Assignment; Successors and Assigns; No Third Party Rights.

(a)This Agreement may not, without the prior written consent of the other Parties, be assigned by operation of Law or otherwise, and any attempted assignment shall be null and void; provided, that Parent, Merger Sub and, from and after the Closing, Surviving Corporation may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without any other Party’s consent to (i) any successor to or acquiror of all or a substantial portion of Parent, its Affiliates or their respective businesses, (ii) from and after the Closing, to any lender (or agent on behalf of such lender) as collateral for the obligations of Parent or its Affiliates to such lender, or (iii) at any time, to any of Parent’s Affiliates; provided, that no assignment, delegation or transfer pursuant to subclauses (i), (ii) or (iii) shall relieve Parent of any of its obligation hereunder; provided, further, that no assignment, delegation or transfer pursuant to subclause (i), (ii) or (iii) shall increase the amount of Taxes required to be deducted or withheld from any amounts payable to a Stockholder under a Transaction Document. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors, permitted assigns and legal representatives; provided, further that Holder Representative may assign its rights and obligation under this Agreement pursuant to Section 9.13(c).

(b)This Agreement shall be for the sole benefit of the Parties to this Agreement, the Stockholders and their respective heirs, successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties, the Stockholders and their respective heirs, successors and permitted assigns, any legal or equitable right, remedy or claim hereunder, except that (i) the indemnitees under the D&O Tail Policy shall be intended third party beneficiaries of Section 5.5, (ii) the Released Parties shall be intended third party beneficiaries of Section 5.7, (iii) the Indemnified Parties shall be intended third party beneficiaries of Article VIII, (iv) the Released Parties shall be intended third party beneficiaries of Section 5.7,and (v) the Seller Group shall be intended third party beneficiaries of Section 9.14, Section 9.15 and Section 9.16.

9.4Notices.  Any notices or other communications required or permitted to be given or delivered by a Party pursuant hereto shall be in writing and shall be deemed to have been properly given and delivered (a) upon personal delivery, (b) upon confirmed delivery by a standard overnight carrier, (c) if sent by email, when dispatched (with evidence of such dispatch), or (d) two (2) Business Days after the date of mailing, when mailed in the United States by certified or registered mail (postage prepaid, return receipt requested), in each case, to the other Parties as follows:

If to Holder Representative or (prior to Closing) the Company, to:

WT Representative LLC

50 South 6th Street, Suite 1290
Minneapolis, MN 55402

Attention: Fiona Boger

Email: RepNotices@wilmingtontrust.com; fboger@wilmingtontrust.com

Facsimile: 612-217-5651

with a copy (which shall not constitute notice) to:

Faegre Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103-6996

Attention: Matthew H. Meyers

Elizabeth Lange

E-mail: Matthew.Meyers@faegredrinker.com

Elizabeth.Lange@faegredrinker.com

If to Parent or (after the Closing) the Surviving Corporation to:

CPI CG Inc.
10368 West Centennial Road

Littleton, Colorado 80127
Attention: Darren Dragovich, Chief Legal and Compliance Officer

Email: ddragovich@cpicardgroup.com

with copies (which shall not constitute notice) to:

Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, MN 55402-1498
Attention: Paul G. Thompson, Brian Burke

E-mail: thompson.paul@dorsey.com, burke.brian@dorsey.com

Each of the Parties shall be entitled to specify a different address by delivering notice as aforesaid to the other Parties.

9.5Governing Law.  This Agreement and all claims or causes of action (whether in contract, tort or statute) that may be based on, arise out of, or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of, or relating to any representation or warranty made in connection with, or as an inducement to enter into, this Agreement) shall be governed by, and enforced in accordance with, the internal Laws of the State of Delaware, including its statutes of limitations, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

9.6Consent to Jurisdiction; Service of Process.

(a)ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE AND ANY STATE OF DELAWARE APPELLATE COURT THEREFROM OR, TO THE EXTENT THE COURT OF CHANCERY OF THE STATE OF DELAWARE DOES NOT HAVE SUBJECT MATTER JURISDICTION OR DECLINES TO ACCEPT PERSONAL JURISDICTION OVER ANY PARTY, THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF DELAWARE IN EACH CASE LOCATED IN THE COUNTY OF NEW CASTLE, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING.  SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO

SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT AND IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER SUCH PARTY IN ANY SUCH PROCEEDING IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(b)Each Party hereby consents to service of process in any such proceeding in any manner permitted by the Laws of the State of Delaware, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 9.3 is reasonably calculated to give actual notice.

9.7Waiver of Jury Trial.  TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAWS WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HERETO HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, ACTION, CLAIM, CAUSE OF ACTION, SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. EACH PARTY ACKNOWLEDGES TO THE OTHER PARTY THAT IT HAS BEEN INFORMED THAT THIS SECTION 9.7 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH SUCH PARTY IS RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND ANY OTHER AGREEMENTS RELATING HERETO OR CONTEMPLATED HEREBY. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 9.7 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

9.8Expenses.  Whether or not the transactions contemplated hereby are consummated, each of the Parties shall pay its own legal, investment banking, accounting and other fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto and the consummation of the transactions contemplated hereby, and any other costs and expenses incurred by such Party, except as otherwise expressly set forth herein.

9.9Specific Performance; Injunctive Relief.

(a)Each of the Parties shall be entitled to enforce the terms and provisions of this Agreement and prevent breaches of this Agreement by obtaining specific performance or injunctive relief. In any circumstance where a party to this Agreement is entitled to specific performance or injunctive relief as set forth above, each of the Parties agrees that irreparable damage would occur in the event that the applicable provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that in such event, the Party seeking specific performance or injunctive relief shall not be required to post a bond, undertaking or other security, or to show proof of damages. Each of the Parties agrees that if a Party seeks specific performance in accordance with this Section 9.9, it will not oppose the granting of specific performance on the basis that (i) the Party seeking such remedy has an adequate remedy at Law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. The right of specific enforcement set forth in this Section 9.9 is an integral part of the transactions contemplated by this Agreement, and without that right, the Parties would not have entered into this Agreement. If any Party brings any action to enforce specifically the consummation of the Closing, the Outside Date shall be automatically extended for so long as the party bringing such action is actively seeking a court order for an injunction or injunctions or to specifically enforce the terms and provisions of this Agreement.

(b)Notwithstanding anything to the contrary in this Agreement, it is explicitly agreed that Stockholders and the Company shall be entitled to specific performance of Parent’s obligation to fund or cause the funding of the transactions contemplated by this Agreement and to consummate the Closing if, but only if, (i) all condition set forth in Section 6.1 and Section 6.2 have been satisfied or waived (other than those condition that by their nature are to be satisfied by actions taken at the Closing, each of which shall be capable of being satisfied on the date the Closing is required to have occurred pursuant to Section 2.2, but subject to the satisfaction or waiver thereof on such date), (ii) Parent is required to complete the Closing pursuant to Section 2.2, and (iii) Parent fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.2. For the avoidance of doubt, specific performance in relation to the Parent’s and Merger Sub’s obligation to consummate the Closing shall not be available following the valid termination of this Agreement.

9.10Schedules.  Certain information included in the Schedules has been included solely for informational purposes. The inclusion of information in the Schedules shall not be deemed an admission or acknowledgment that such information is required to be listed in the Schedules, that such items are material to the Company or its Stockholders, as applicable, that such items are expected to have a Material Adverse Effect or that such items are within or outside of the ordinary course of business. Furthermore, the inclusion in the Schedules of information or the exclusion of information from the Schedules will not be deemed to establish any level of materiality for purposes of this Agreement. The headings, if any, of the individual sections and subsections of the Schedules are inserted for convenience only and will not be deemed to constitute a part thereof or a part of this Agreement. The Schedules are arranged in sections corresponding to those contained in this Agreement, and the disclosure of an item in one section or subsection of the Schedules as an exception to any particular covenant, representation or warranty will be deemed adequately disclosed as an exception with respect to all other covenants, representations or warranties to the extent that such item is reasonably apparent from the face of such disclosure that such disclosure is responsive to such other covenants, representations or warranties, notwithstanding the presence or absence of an appropriate section or subsection of the Schedules with respect to such other covenants, representations or warranties or an appropriate cross-reference thereto. The information and statements contained in the Schedules are not intended to constitute, and shall not be construed as constituting, representations, warranties, covenants or agreements of the Company or Stockholders except as and to the extent provided in the text of this Agreement. Any summary or description of any Law, Contract or other document contained in the Schedules is qualified in its entirety by the full text of such Law, Contract or other document (to the extent such Contract or other document was made available to Parent hereunder).

9.11Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument. This Agreement may be executed by electronic PDF signature and an electronic PDF signature shall constitute an original for all purposes.

9.12Non-Recourse; No Rescission. Notwithstanding anything that may be express or implied in this Agreement or the other Transaction Documents, the Parties may only enforce this Agreement against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transaction Documents and the transactions contemplated hereby and thereby may only be brought against, the Persons identified as “Parties” in the preamble to this Agreement or who are parties to the other Transaction Documents (the “Contracting Parties”), and then only with respect to the specific obligations set forth herein or therein with respect to such Contracting Parties. For the avoidance of doubt, except to the extent a Contracting Party is a signatory party to this Agreement or a Transaction Document (and then only to the extent of the specific obligations undertaken by such signatory party herein or therein and not otherwise), the Parties agree and acknowledge that no recourse under this Agreement or the Transaction Documents (including any representation, warranty or covenant made in or in connection with this Agreement, the Transaction Documents or any other documents or instruments delivered in connection with this Agreement or other obligation or Liabilities of such Contracting Party under this Agreement) or the transactions contemplated hereby or thereby shall be had, whether through theories pertaining to agency, control, instrumentality, alter ego, domination, unjust enrichment, sham, single business enterprise, piercing the veil, unfairness, undercapitalization or otherwise, against (a) any past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, agent, attorney, advisor, representative or Affiliate of such Contracting Party or any direct or indirect owner, Affiliate or assignee thereof, as such, or (b) any past, present or future director, manager, officer, employee, incorporator, member, general or limited partner, equityholder, agent, attorney, advisor, representative or Affiliate of any of the foregoing (except, in the case of (a) or (b), where such Person is also a Contracting Party), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that, except as expressly set forth in this Agreement or any Transaction Document, no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by (i) any past, present or future director, manager, officer, employee, incorporator, member, general or limited partner, equityholder, agent, attorney, advisor, representative or Affiliate of such Contracting Party or any direct or indirect owner, Affiliate or assignee thereof, as such, or (ii) any past, present or future director, manager, officer, employee, incorporator, member, general or limited partner, equityholder, agent, attorney, advisor, representative or Affiliate of any of the foregoing (except, in the case of (i) or (ii), where such Person is also a Contracting Party), for any obligation under this Agreement, or pursuant to any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.  Notwithstanding anything in this Agreement to the contrary, (x) no breach of any representation, warranty, covenant or agreement contained in this Agreement will give rise to any right on the part of Parent or any of its Affiliates, after the Closing, to rescind this Agreement or any of the transactions contemplated by this Agreement and Parent hereby waives any and all rights to pursue such remedy, and (y) nothing in this Agreement shall limit any claim by Parent for Fraud against the parties committing such Fraud.

9.13Holder Representative and Related Matters.

(a)WT Representative LLC, a Delaware limited liability company or, if applicable, any successor appointed pursuant to this Section 9.13, will serve in the capacity of Holder Representative. Holder Representative has no obligation to incur or pay any expense in connection herewith, including that Holder Representative has no obligation (indemnification or otherwise) for any Losses of any other Party. Holder Representative shall not, by reason of this Agreement, the Escrow Agreement or the Paying Agent Agreement, have a fiduciary relationship in respect of any Stockholder. Holder Representative has no obligation of any nature (fiduciary or other) to obtain or maximize any interest, appreciation, income or other earnings for any Stockholder with respect to this Agreement, the other Transaction Documents or otherwise. Holder Representative is a separate (or, if applicable, additional) role from any Stockholder, and any Stockholder acting as Holder Representative will not limit any right or obligation of such Stockholder as a Stockholder.

(b)Each Stockholder, by virtue of voting in favor of the Merger, executing the related Transaction Documents or participating in the Merger and accepting the benefits thereof, including any consideration payable hereunder, hereby irrevocably constitutes and appoints Holder Representative as the initial true and lawful agent, representative and attorney-in-fact of the Stockholders with full authority and power of substitution to act in the name, place and stead of Stockholders for all purposes in connection with the transactions contemplated hereunder and the agreements ancillary hereto. Holder Representative will act as the representative of each Stockholder, and is authorized to act for, in the name of and on behalf of each Stockholder under this Agreement and the other Transaction Documents and in connection with any transaction contemplated herein or therein or allocation of any payment, liability or obligation. Each Stockholder will be bound by all statements, directions, instructions, allocations, actions, representations, warranties and decisions of Holder Representative in such capacity. Holder Representative may, and is permitted to, act in its capacity as Holder Representative in a manner that Holder Representative believes to be in the best interest of each Stockholder (consistent with this Agreement). Neither Holder Representative nor any of Holder Representative’s agents or representatives will incur liability of any kind with respect to any action or omission by Holder Representative in connection with Holder Representative’s services pursuant to this Agreement or any agreement ancillary hereto or be liable to any Person for any error of judgment, or any action taken, suffered or omitted to be taken, except Holder Representative may be liable for Losses directly arising out of Holder Representative’s gross negligence or willful misconduct. In no event shall Holder Representative be responsible or liable for special, indirect, punitive, incidental, or consequential Losses or damages of any kind whatsoever. Holder Representative may consult with legal counsel, independent public accountants and other experts selected by Holder Representative and will not be liable to Stockholders for any action taken or omitted to be taken in good faith by Holder Representative in accordance with the advice of such counsel, accountants or experts. As to any matters not expressly provided for in this Agreement or the other Transaction Documents, Holder Representative will not be required to exercise any discretion or take any action. In all matters relating to this Agreement or the other Transaction Documents, Holder Representative will be the only Person entitled to assert the rights of Stockholders. By executing and delivering a Letter of Transmittal or Support Agreement pursuant to this Agreement, each Stockholder confirms and ratifies all that Holder Representative will do or cause to be done in the capacity of Holder Representative.

(c)Holder Representative may resign at any time. If there is any vacancy in the position of Holder Representative (whether it be the initial Holder Representative or any successor) for any reason, within five Business Days after such vacancy occurs, Stockholders will put in place a successor Holder Representative. Such successor Holder Representative will (i) automatically hold all of the rights and powers of Holder Representative hereunder, (ii) be selected by the Stockholders holding a majority of all equity interests in the Company held as of immediately prior to Closing, and (iii) promptly notify Parent of such successor by notice hereunder (upon which Parent will be fully entitled to rely thereon). No bond will be required of Holder Representative.

(d)Each Stockholder will jointly and severally indemnify, defend and hold harmless Holder Representative from and against all Losses of Holder Representative, or any of its affiliated entities or any of its or their direct or indirect owners or personnel (if applicable), arising out of, relating to or resulting from, directly or indirectly, any action taken or omitted to be taken by Holder Representative in such capacity, other than Losses from Holder Representative’s bad faith or willful misconduct. Each Stockholder will reimburse Holder Representative for any and all losses, liabilities, damages, claims and penalties, fines, fees, costs and expenses arising out of or in connection with Holder Representative’s execution and performance of this Agreement (“Representative Loss”), in each case as such Representative Loss is suffered or incurred, provided that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of Holder Representative, then Holder Representative will reimburse the Stockholders the amount of such indemnified Representative Losses to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Holder Representative by the Stockholders, any such Representative Losses may be recovered by Holder Representative from the Holder Representative Funds or any other funds that may become payable; provided that this Section 9.13(d) does not relieve the Stockholders from the obligation to promptly pay the Representative Losses as they are suffered and incurred, nor does it limit Holder Representative from seeking any remedies available to it at law or otherwise.

(e)Parent will be entitled to rely on all statements, actions, representations and decisions of Holder Representative as being the binding acts of all Stockholders or any Stockholder (as applicable), notwithstanding any communication from any Stockholder or any equity holder or other representative of any Stockholder to the contrary (other than communication from one or more of Stockholders regarding replacement of Holder Representative pursuant to Section 9.13(c)). After the Closing, all communications or writings to be sent to Stockholders pursuant to this Agreement may be addressed to Holder Representative, and any communication or writing so sent shall be deemed notice to all Stockholders. Parent’s obligation to make any payment to or for the benefit of any Stockholder under or in connection with this Agreement or the other Transaction Documents is to make such payment to Holder Representative or as Holder Representative directs, as described herein or in the other Transaction Documents.

(f)The actions taken by Holder Representative may include, but are not limited to: (i) give and receive notices and communications pursuant to this Agreement and the other Transaction Documents and make and receive service of process in any Action arising out of or related to this Agreement or the other Transaction Documents, and institute, conduct or defend any Action; (ii) agree to, negotiate, enter into settlements and compromises of, assume the defense of claims, and demand and conduct dispute resolution with respect to, any Action or other dispute arising out of or related to this Agreement or the other Transaction Documents, and comply with orders of courts and awards of arbitrators with respect to such matters; (iii) effect any amendment to this Agreement or the other Transaction Documents, or any waiver, approval, extension or other document hereunder or thereunder, in each case that Holder Representative deems necessary or desirable; (iv) execute and deliver on behalf of any Stockholder any document that may be executed and delivered pursuant to this Agreement or the other Transaction Documents; (v) consummate the Closing (including the execution and delivery of any document); (vi) facilitate the disbursement of payments to or on behalf of Stockholders; (vii) authorize delivery to Parent of payment in satisfaction of claims brought by Parent against Stockholders for Losses; (viii) object to such deliveries; (ix) subject to Section 9.13(g), receive, maintain and disburse the Holder Representative Funds as it deems necessary; and (x) take all actions necessary or appropriate in the judgment of Holder Representative for the accomplishment of any of the foregoing.

(g)The Holder Representative Funds will be retained by Holder Representative and will be used by Holder Representative solely to satisfy any potential payments to be made by Stockholders or the Holder Representative hereunder, and to pay any expenses of Holder Representative in connection with its acting as Holder Representative pursuant to this Agreement. The Holder Representative Funds will be retained by Holder Representative until such time as Holder Representative will determine in its sole discretion; provided, that the Holder Representative Funds will be retained until at least later of the date on which the Indemnity Escrow Funds are fully released pursuant to Section 8.6 and two years following the Closing. At such time as Holder Representative determines to release the Holder Representative Funds to the Stockholders, (i) Holder Representative will pay the remaining balance (if any) of the Holder Representative Funds to the account designated in writing by the Paying Agent, and (ii) Holder Representative shall cause the Paying Agent to, subject to Section 2.9(a), promptly distribute the aggregate amount deposited with the Paying Agent pursuant to clause (i) above to the Stockholders in accordance with the Funds Allocation as revised pursuant to Section 2.11. For Tax purposes, the Holder Representative Funds will be treated as having been received and voluntarily set aside by the Stockholders at the time of Closing. The Holder Representative Funds shall be held in an account that shall not accrue interest.

9.14Conflict Waiver. Each of the Parties hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, and each of their successors and assigns (all such parties, the “Waiving Parties”), that (a) Faegre Drinker Biddle & Reath LLP (“FDBR”) may represent the Stockholders and the Holder Representative (collectively, the “Seller Group”), on the one hand, and the Company, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement, the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby (such representation, the “Current Representation”), and (b) FDBR (or any successor) may represent the Holder Representative and any and all members of the Seller Group or any director, member, partner, officer, employee or Affiliate of the Seller Group in connection with any dispute, litigation, claim, proceeding or obligation arising out of or relating to this Agreement, any agreements contemplated by this Agreement or the transactions contemplated hereby or thereby (any such representation, the “Post-Closing Representation”), notwithstanding such representation (or any continued representation) of the Company, and each of Parent and the Company on behalf of itself and the Waiving Parties hereby consents thereto and waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto. Parent and the Company acknowledge that the foregoing provision applies whether or not FDBR provides legal services to the Company or any of its Subsidiaries after the Closing Date. Each of Parent and the Company, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications among the Company (prior to the Closing), the Seller Group and their counsel, including FDBR, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to, this Agreement, any agreements contemplated by this Agreement or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications between the Seller Group (the “Protected Communications”) and such counsel and none of Parent, the Company or any of the Waiving Parties or any Person purporting to act on behalf of or through Parent, the Company or any of the Waiving Parties, will seek to obtain the same by any method or process. From and after the Closing, each of Parent and the Surviving Corporation, on behalf of itself and the Waiving Parties, waives and will not assert any attorney-client privilege with respect to any communication between FDBR and the Company or any Person in the Seller Group occurring during the Current Representation in connection with any Post-Closing Representation.

9.15Protected Communication.  Each of the Parties to this Agreement hereby agrees that, immediately prior to the Closing, without the need for any further action (a) all right, title and interest of the Company in and to all Protected Communications shall thereupon transfer to and be vested solely in the Holder Representative and its successors in interest, and (b) any and all protections from disclosure, including, but not limited to, attorney client privileges and work product protections, associated with or arising from any Protected Communications that would have been exercisable by the Company shall thereupon be vested exclusively in the Holder Representative and its successors in interest and shall be exercised or waived solely as directed by the Holder Representative or its successors in interest. None of the Company, Parent or any Person acting on any of their behalf shall, without the prior written consent of the Holder Representative or its successors in interest, assert or waive or attempt to assert or waive any such protection against disclosure, including, but not limited to, the attorney-client privilege or work product protection, or to discover, obtain, use or disclose or attempt to discover, obtain, use or disclose any Protected Communications in any manner, including in connection with any dispute or legal proceeding relating to or in connection with this Agreement, the events and negotiations leading to this Agreement, or any of the transactions contemplated herein, provided, however, the foregoing shall neither prohibit Parent from seeking proper discovery of such documents nor the Holder Representative from asserting that such documents are not discoverable to the extent that applicable attorney client privileges and work product protections have attached thereto. The Holder Representative and its successors in interest shall have the right at any time prior to or following the Closing to remove, erase, delete, disable, copy or otherwise deal with any Protected Communications in whatever way they desire. Notwithstanding the foregoing, in the event that a dispute arises between Parent, the Surviving Corporation and their respective Affiliates, on the one hand, and a third party other than a member of the Seller Group, on the other hand, Parent shall (and shall cause the Surviving Corporation and its Affiliates to) assert all protections from disclosure, including, but not limited to, attorney client privileges and work product protections, associated with or arising from any Protected Communications on behalf of Holder Representative to prevent disclosure of Protected Communications to such third party; provided, however, that such privilege may be waived only with the prior written consent of Holder Representative.

9.16No Waiver of Privilege; Protection from Disclosure or Use.  The Parties understand and agree that nothing in this Agreement, including the provisions set forth in Section 9.15 regarding the assertions of protection from disclosure and use, privilege and conflicts of interest, shall be deemed to be a waiver of any applicable attorney-client privilege or other protection from disclosure or use. Each of the Parties understands and agrees that it has undertaken reasonable efforts to prevent the disclosure of Protected Communications. Notwithstanding those efforts, the Parties understand and agree that the consummation of the transactions contemplated by this Agreement could result in the inadvertent disclosure of information that may be confidential, eligible to be subject to a claim of privilege, or otherwise protected from disclosure. The Parties further understand and agree that any disclosure of information that may be confidential, subject to a claim of privilege, or otherwise protected from disclosure will not constitute a waiver of or otherwise prejudice any claim of confidentiality, privilege, or protection from disclosure, including, but not limited to, with respect to information involving or concerning the same subject matter as the disclosed information.

9.17Entire Agreement.  This Agreement, including the Exhibits and Schedules attached hereto, constitutes the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties with respect to such subject matter, other than the Confidentiality Agreement, which shall survive execution and delivery of this Agreement in accordance with Section 5.1(c).

[Signature page follows]

IN WITNESS WHEREOF, the Parties, intending to be legally bound hereby, have caused this Agreement to be duly executed and delivered as of the date first above written.

COMPANY:	ARROWEYE SOLUTIONS, INC.

	By:	/s/ Daniel Oswald
	Name:	Daniel Oswald
	Title:	Chief Executive Officer

HOLDER REPRESENTATIVE:	WT REPRESENTATIVE LLC

	By:	/s/ Fiona Boger
	Name:	Fiona Boger
	Title:	Managing Director

PARENT:	CPI CG Inc.

	By:	/s/ Jeffrey Hochstadt
	Name:	Jeffrey Hochstadt
	Title:	Vice President

MERGER SUB:	APOLLO MERGER SUBSIDIARY, INC.

	By:	/s/ Jeffrey Hochstadt
	Name:	Jeffrey Hochstadt
	Title:	Vice President

[Signature Page to Agreement and Plan of Merger]